UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
(Post-Effective Amendment No. One)

BANCAFFILIATED, INC. (Name of small business issuer in its charter)

Maryland (State or jurisdiction of incorporation or organization)	6035 (Primary Standard Industrial Classification Code Number)	Applied For (I.R.S. Employer Identification No.)

500 Harwood Road, Bedford, Texas 76021 (800) 395-3900 (Address and telephone number of principal executive offices)

500 Harwood Road, Bedford, Texas 76021 (800) 395-3900 (Address of principal place of business or intended principal place of business)

Garry J. Graham, President, BancAffiliated, Inc.,
500 Harwood Road, Bedford, Texas 76021 (800) 395-3900
Richard S. Garabedian, Esq. and Gary A. Lax, Esq.,
Jenkins& Gilchrist, P.C., 1919 Pennsylvania Avenue, N.W., Suite 600
Washington, D.C. 20006, (202)326-1500
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________________________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________________________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Dollar amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	$2,645,000	$10.00	$2,645,000	$699.00

Note: Specific details relating to the fee calculation shall be furnished in notes to the table, including references to provisions to Rule 457 (§230.457 of this chapter) relied upon, if the basis of the calculation is not otherwise evident from the information presented in the table. If the filing fee is calculated pursuant to Rule 457(o) under the Securities Act, only the title of the class of securities to be registered, the proposed maximum aggregate offering price for that class of securities and the amount of registration fee need to appear in the Calculation of Registration Fee table. Any difference between the dollar amount of securities registered for such offerings and the dollar amount of securities sold may be carried forward on a future registration statement pursuant to Rule 429 under the Securities Act.

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
PROSPECTUS Up to 264,500 Shares of Common Stock	BancAffiliated, Inc. (Proposed Holding Company for Affiliated Bank)

       Affiliated Bank is converting from the mutual to the stock form of organization. As part of the conversion, Affiliated Bank will issue all of its common stock to BancAffiliated, Inc. BancAffiliated, Inc. has been formed to be the holding company for Affiliated Bank.

TERMS OF THE OFFERING
	Minimum	Maximum	Maximum, as adjusted

Per Share Price	$ 10.00	$ 10.00	$ 10.00
Number of Shares	170,000	230,000	264,500
Underwriting Commission and Other Expenses	$ 335,000	$ 335,000	$ 335,000
Net Proceeds to BancAffiliated, Inc.	$1,365,000	$1,965,000	$2,310,000
Net Proceeds Per Share	$8.08	$8.54	$8.73
Please refer to "Risk Factors" beginning on page 19 of this document.

       Keefe, Bruyette & Woods, Inc. will use its best efforts to assist BancAffiliated, Inc. in selling at least the minimum number of shares but does not guarantee that this number will be sold. The minimum number of shares an individual investor may purchase is 25 shares or $250.

       The offering to depositors and borrowers of Affiliated Bank will end at 12:00 Noon, Bedford, Texas time, on May 11, 2001. BancAffiliated, Inc. will hold all funds of subscribers in an interest-bearing account at Affiliated Bank until the conversion is completed or terminated. Funds will be returned promptly with interest if the conversion is terminated.

       These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

       Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

       For information on how to subscribe, call the Stock Information Center at (817) 282-1102.

KEEFE, BRUYETTE & WOODS, INC.

April 13, 2001

SUMMARY

       This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the financial statements and the notes to the financial statements.

The Companies:

BancAffiliated, Inc.
500 Harwood Road
Bedford, Texas 76021

       BancAffiliated, Inc. will be the holding company for Affiliated Bank when our conversion to stock form is complete. BancAffiliated, Inc. was formed in January 2001. It has not engaged in any business.

       After completing the conversion we will appear as shown below:

PUBLIC STOCKHOLDERS

100% of the common stock

BANCAFFILIATED, INC.

100% of the common stock

AFFILIATED BANK

       The principal executive offices of BancAffiliated, Inc. will be located at 500 Harwood Road, Bedford, Texas 76021, and its telephone number will be (817) 285-6195.

AFFILIATED BANK
500 Harwood Road
Bedford, Texas 76021

       Affiliated Bank, F.S.B. is a federally chartered mutual savings bank that converted from Affiliated Federal Credit Union on June 1, 1998. Affiliated Federal Credit Union was originally organized in 1959. At November 30, 2000, we had total assets of $28.4 million, deposits of $16.8 million and total equity of $2.3 million. We are changing our structure by becoming a stock savings bank with the title "Affiliated Bank."

       We are a community-oriented savings bank serving primarily Tarrant County in Texas through our sole office located in Bedford, Texas. Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in construction and development loans, commercial business loans, commercial real estate loans, and permanent loans secured by first mortgages on owner-occupied, one- to four-family residences. We also originate automobile loans and, to a lesser extent, a variety of other consumer loans and multi-family residential loans.

       The executive offices of Affiliated Bank are located at 500 Harwood Road, Bedford, Texas 76021, and its telephone number is (817) 285-6195.

The Stock Offering

       We are converting to stock form and offering common stock to the public primarily to better allow us to grow through expanded operations, as well as through increased branching and acquisitions, though none are specifically contemplated. The stock form will also give us more flexibility to increase our capital position and to offer stock-based compensation. See "Affiliated Bank's Conversion - Our Reasons for the Corporate Change."

       We are offering between 170,000 and 230,000 shares of BancAffiliated, Inc. common stock at $10.00 per share. Because of changes in financial market conditions before we complete the conversion, the number of shares we offer may increase to 264,500 shares with the approval of the Office of Thrift Supervision, without any notice or resolicitation opportunity provided to you. If so, you will not have the chance to change or cancel your stock order.

       Keefe, Bruyette & Woods, Inc. will assist us in selling the stock. For further information about Keefe, Bruyette & Woods, Inc.'s role in the offering, see "Affiliated Bank's Conversion - Marketing Arrangements."

How We Determined the Offering Range and the $10.00 Price Per Share

       The independent appraisal by Ferguson & Company, dated as of November 30, 2000, established the offering range. This appraisal was based on our financial condition and operations and the effect of the additional capital raised in the conversion. The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving conversions of mutual savings institutions. Ferguson & Company will update the appraisal before the completion of the conversion.

Terms of the Offering

       We are offering the shares of common stock to those with subscription rights in the following order of priority:

(1)	Depositors who held at least $50 with us on September 30, 1999.
(2)	Depositors who held at least $50 with us on March 31, 2001.
(3)	Other members of Affiliated Bank on March 31, 2001.
(4)	Affiliated Bank's directors, officers and employees.

       Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering and, if necessary, a public offering. We reserve the right, in our sole discretion, to accept or reject any orders to purchase shares of common stock received in the direct community offering and the public offering. See "Affiliated Bank's Conversion" on pages 34 to 54.

Termination of the Offering

       The subscription offering will end at 12:00 Noon, Bedford, Texas time on May 11, 2001. If all of the shares are not subscribed for in the subscription offering and we do not get orders for the remaining shares by June 25, 2001, we will either:

(1)	promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or
(2)	extend the offering, if allowed, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us. We must complete or terminate the offering by May 16, 2003.

How We Will Use the Proceeds Raised From the Sale of Common Stock

        We intend to use the net proceeds received from the stock offering, assuming completion of the offering at the maximum of the estimated offering range, as follows:

$982,500	Retained by BancAffiliated, Inc. and initially placed in short-term investments for general corporate purposes
982,500	Used to buy the stock of Affiliated Bank
$1,965,000	Net proceeds from stock offering

        If we complete the offering at the minimum of the estimated offering range, then BancAffiliated, Inc. will retain $682,500 of the proceeds of the offering and will use $682,500 to buy the stock of Affiliated Bank. We intend to use the proceeds at Affiliated Bank for future lending and investment, in addition to general corporate purposes.

We Currently Do Not Intend to Pay a Cash Dividend After Completion of the Stock Offering

       We currently do not intend to pay cash dividends after completion of the stock offering. We may, however, determine to pay dividends in the future. The amount and timing of any dividends will be determined at that time. Future dividends, however, are not guaranteed. See "Our Policy Regarding Dividends" on page 25.

Benefits to Management from the Offering

       We intend to adopt a stock option plan and a restricted stock plan for the benefit of directors, officers and employees, subject to shareholder approval. If we adopt the restricted stock plan, some of these individuals will be awarded stock at no cost to them. As a result, the restricted stock plan will increase the voting control of management without a cash outlay.

       The following table presents the total value of the shares of common stock, at the maximum of the offering range, which would be available for award and issuance under the restricted stock plan. The table assumes that the value of the shares is $10.00 per share and the amount of the award is 4% of the shares issued at the maximum of the offering range. The table does not include a value for the options because the price paid for the option shares will be equal to the fair market value of the common stock on the day that the options are granted. As a result, financial gains can be realized under an option only if the market price of common stock increases.

	Estimated Value of Shares	Percentage of Shares Issued at the Maximum of the Offering Range

Restricted Stock Awards	$92,000	4.0%
Stock Options	---	10.0
Total	$92,000	14.0%

       In addition, upon completion of the conversion, we intend to enter into an employment agreement with Garry J. Graham, president and chief executive officer of Affiliated Bank, in replacement of his existing employment agreement. The employment agreement is designed to assist us in retaining Mr. Graham after the conversion. The employment agreement will have a term of three years and provide for an annual base salary in an amount not less than his current salary. Mr. Graham currently has a base salary of $112,000.

       For a further discussion of benefits to management, see "Management."

How to Purchase Common Stock

       Note: Once we receive your order, you cannot cancel or change it without our consent. If BancAffiliated, Inc. intends to sell fewer than 170,000 shares or more than 264,500 shares,

all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest.

       If you want to subscribe for shares you must complete an original stock order form and send it, together with full payment or withdrawal authorization, to Affiliated Bank in the postage-paid envelope provided. You must sign the certification that is part of the stock order form. We must receive your stock order form before the end of the offering period.

       You may pay for shares in any of the following ways:

•	By cash, if delivered in person to the home office of Affiliated Bank.
•	By check or money order made payable to BancAffiliated, Inc.
•	By authorizing a withdrawal from an account at Affiliated Bank. To use funds in an Individual Retirement Account at Affiliated Bank, you must transfer your account to a self-directed account with an unaffiliated institution or broker. Please contact the conversion center at least one week before the end of the offering for assistance.

       We will pay interest on your subscription funds at the rate Affiliated Bank pays on savings accounts from the date it receives your funds until the conversion is completed or terminated, currently 2.25%. All funds authorized for withdrawal from deposit accounts with Affiliated Bank will earn interest at the applicable account rate until the conversion is completed. There will be no early withdrawal penalty for withdrawals from certificates of deposit used to pay for stock.

Stock Information Center

       If you have any questions regarding the offering or our conversion to stock form, please call the Stock Information Center at (817) 282-1102.

Subscription Rights

       Subscription rights are not allowed to be transferred and we will act to ensure that you do not transfer your subscription rights. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Important Risks in Owning BancAffiliated, Inc.'s Common Stock

       Before you decide to purchase stock, you should read the "Risk Factors" section on pages 19 to 22 of this document for information regarding certain risks of the conversion, including the likelihood that a liquid trading market will not develop.

SELECTED FINANCIAL AND OTHER DATA

       The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended June 30 is derived from our audited financial statements. Financial data at November 30, 2000 and for the five months ended November 30, 2000 and 1999 are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been included. The results of operations and other data for the five months ended November 30, 2000 are not necessarily indicative of the results of operations for the fiscal year ending June 30, 2001. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-2.

	At November 30,	At June 30,
	2000	2000	1999
	(In Thousands)
Selected Financial Condition Data:
Total assets	$28,380	$28,031	$12,512
Loans receivable, net	18,627	16,189	10,574
Federal funds sold	---	1,510	1,365
Interest-bearing deposits in other financial institutions	123	144	89
Securities available for sale, at fair value:
Federal Home Loan Bank stock securities	498	483	38
Securities to be held to maturity, at cost:
Mortgage-backed securities	4,370	4,779	---
Collateralized mortgage obligations	3,773	3,842	---
Deposits	16,822	16,632	9,519
Federal Home Loan Bank borrowings	8,966	8,977	754
Total equity	2,312	2,211	2,116
	Five Months Ended November 30,		Years Ended June 30,
	2000	1999	2000	1999
	(In Thousands)
Selected Operations Data:
Interest and dividend income	$ 1,096	$ 557	$ 1,858	$ 952
Interest expense	(615)	(228)	(931)	(390)
Net interest income	481	329	927	562
Provision for loan losses	(35)	(18)	(55)	(70)
Net interest income after loan losses	446	311	872	492

Other operating income:
Service charges and fees	17	16	36	68
Gain on sale of other real estate owned	---	---	---	24
Other	---	---	4	3
Total other operating income:	17	16	40	95

Other operating expenses:
Compensation and benefits	170	156	390	299
Occupancy and equipment expense	76	57	197	162
Other operating expenses	82	77	194	107
Total other operating expenses	328	290	781	568

Income before income taxes	135	37	131	19

Income tax expense	34	---	6	---

Income before effect of accounting change	$ 101	$ 37	$ 125	$ 19
Cumulative effect of accounting change	$ ---	$ (30)	$ (30)	$ ---
Net income	$ 101	$ 7	$ 95	$ 19

	Five Months Ended November 30,		Years Ended June 30,
	2000(5)	1999(5)	2000	1999
Key Operating Ratios and Other Data:
Performance ratios:
Return on assets (1)	.87%	.12%	.47%	.18%
Return on equity(2)	10.75%	.80%	4.45%	.90%
Net interest margin (3)	4.31%	5.74%	4.74%	5.53%
Interest rate spread (4)	3.64%	4.89%	4.06%	4.52%
Operating expense divided by average assets	2.84%	4.90%	3.86%	5.31%

Average interest-earning assets divided by average interest-bearing liabilities	112%	121%	114%	126%

Quality ratios:

Non-performing assets divided by total assets	.07%	.13%	.12%	.10%
Allowance for loan losses to non-performing loans	905%	454%	437%	850%
Allowance for loan losses to gross loans	.96%	.87%	.94%	.96%

Capital ratios:
Equity to total assets at end of period	8.14%	10.46%	7.89%	16.91%
Average equity to average assets	8.13%	14.76%	10.55%	19.64%
Tier 1 risk-based capital ratio	12.74%	16.41%	13.16%	19.14%
Total risk-based capital ratio	13.74%	17.33%	14.07%	20.09%

Other data:
Number of full service offices	1	1	1	1

____________________________
(1)    Ratio of net income to average total assets.
(2)    Ratio of net income to average equity.
(3)    Net interest income divided by average earning assets.
(4)    Difference between average rate on interest-earning assets and interest-bearing liabilities.
(5)    Ratios have been annualized.

RECENT DEVELOPMENTS

        The selected financial and operating data presented below at February 28, 2001 and for the three and eight months ended February 28, 2001 and February 29, 2000 are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been included. The results of operations and other data for the three and eight months ended February 28, 2001, are not necessarily indicative of the results of operations for the fiscal year ending June 30, 2001.

	February 28, 2001	June 30, 2000
	(In Thousands)
Selected Financial Condition Data:
Total assets	$30,182	$28,031
Loans receivable, net	20,217	16,189
Federal Funds Sold	--	1,510
Interest-bearing deposits in other financial institutions	181	144
Securities available for sale, at fair value:
Federal Home Loan Bank Stock	506	483
Securities to be held to maturity, at cost:
Mortgage-backed securities	4,148	4,779
Collateralized mortgage obligations	3,739	3,842
Deposits	18,464	16,632
Federal Home Loan Bank borrowings	9,128	8,977
Total equity	2,357	2,211

	Three Months Ended February 28 – 29		Eight Months Ended February 28 – 29
	2001	2000	2001	2000
	(In Thousands)
Selected Operations Data:
Interest and dividend income	$692	$509	$1,788	$1,066
Interest expense	383	265	998	493
Net interest income	309	244	790	573
Provision for loan losses	27	15	62	33
Net interest income after provision for loan
losses	282	229	728	540
Other operating income:
Service charges and fees	10	9	26	23
Gain on sale of other real estate owned	---	---	---	---
Other non-interest income	1	1	2	3
Total other operating income	11	10	28	26
Other expenses:
Compensation and benefits	120	96	290	252
Occupancy and equipment expense	57	51	164	139
Other operating expenses	41	50	92	96
Total other operating expenses	218	197	546	487
Income before income taxes	75	42	210	79
Income tax expense	30	---	64	---
Cumulative effect of accounting change	---	---	---	30
Net income	$45	$42	$146	$49

	Three Months Ended February 28 – 29		Eight Months Ended February 28 – 29
	2001	2000	2001	2000
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets(1)	0.61%	0.75%	0.77%	0.43%
Return on equity(2)	7.81%	7.91%	9.63%	3.49%
Net interest margin(3)	4.35%	4.51%	4.32%	5.15%
Interest rate spread(4)	3.75%	3.94%	3.68%	4.41%
Operating expense divided by average assets	2.96%	3.52%	2.89%	4.23%
Average interest-earning assets divided by average interest-bearing liabilities	111%	111%	112%	116%

Quality Ratios:
Non-performing assets divided by total assets	0.06%	0.09%	0.06%	0.09%
Allowance for loan losses to non-performing loans	1,068%	619%	1,068%	619%
Allowance for loan losses to gross loans	0.99%	0.90%	0.99%	0.90%

Capital Ratios: (5)
Equity to total assets at end of period	7.81%	9.04%	7.81%	9.04%
Average equity to average assets	7.83%	9.48%	8.01%	12.19%
Tier 1 risk-based capital ratio	12.03%	16.02%	12.03%	16.02%
Total risk-based capital ratio	13.07%	16.98%	13.07%	16.98%

Other Data:
Number of full service offices	1	1	1	1

(1)	Ratio of net income to average total assets for the three months and eight months have been annualized.

(2)	Ratio of net income to average equity.

(3)	Net interest income divided by average earning assets.

(4)	Difference between average rate on interest-earning assets and interest-bearing liabilities.

(5)	For regulatory capital ratios, see “How We Are Regulated – Regulatory Capital Requirements.”

Capital Requirements

        The following table sets forth Affiliated Bank's historical compliance with its capital requirements at February 28, 2001. See “How We Are Regulated –Regulatory Capital Requirements”.

	At February 28, 2001
	Amount	Percent
	(Dollars in Thousands)
Tangible Capital
Actual	$2,357	7.81%
Required	453	1.50%
Excess	1,904	6.31%

Core Capital
Actual	$2,357	7.81%
Required	1,207	4.00%
Excess	1,150	3.81%

Risk-based Capital
Actual	$2,561	13.07%
Required	1,567	8.00%
Excess	994	5.07%

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RECENT FINANCIAL INFORMATION

Comparison of Financial Condition at February 28, 2001 and June 30, 2000

        Total assets at February 28, 2001 were $30.2 million compared to $28.0 million at June 30, 2000, an increase of $2.2 million. The primary factors in this increase were a $4.0 million increase in loans offset by a $1.5 million decrease in federal funds sold and a $500,00 decrease in securities. The securities decrease is the result of principal repayments. The increase in loans was due primarily to the continued strong loan demand in our markets.

        Total deposits of Affiliated Bank increased $1.8 million from $16.6 million at June 30, 2001 to $18.4 million at February 28, 2001. Brokered deposits increased $1.5 million from $4.6 million at June 30, 2000 to $6.1 million at February 28, 2001. The increase in total deposits was primarily due to the Affiliated Bank's normal deposit growth associated with it being in a new location.

        Total equity at February 28, 2001 was $2.36 million compared to $2.21 million at June 30, 2000. This was an increase of $146,000 or 6.6%. Net earnings were $146,000 for the eight months ended February 28, 2001.

Comparison of Results for Three Months Ended February 28, 2001 and February 29, 2000

        General. Affiliated Bank reported net income of $45,000 for the three month period ended February 28, 2001 compared to net income of $42,000 for the three month period ended February 29, 2000. The increase is due to a larger volume of interest earning assets that produced a higher volume of net interest income that was offset by higher costs of operation and federal income taxes which resulted in slightly higher net income.

        Net Interest Income. Net interest income increased $65,000 or 26.6% to $309,000 for the 2001 period compared to the 2000 period, reflecting a $183,000 or 36.0% increase in interest income and a $118,000 or 44.5% increase in interest expense. Affiliated Bank's interest rate spread decreased to 3.75% for the 2001 period compared to 3.94% for the 2000 period. The ratio of average interest-earning assets to average interest-bearing liabilities remained stable at 111% for both the 2001 and 2000 periods.

        Interest Income. Interest income was $692,000 for the three-month period ended February 28, 2001 compared to $509,000 for the 2000 period, an increase of $183,000. The increase is primarily due to an increase in the average balance of Affiliated Bank's interest-earning assets coupled with the general increase in interest rates over the past year. The volume of interest earning assets increased by $6.8 million to $28.4 million from $21.6 million, a growth of 31%. This growth was largely centered in the loan portfolio which grew $6 million over the period while the mortgage-backed and related securities portfolio, along with federal funds and interest-earning deposits, comprised the balance of the growth. The average yield on interest-earning assets increased from 9.39% for the period ended February 29, 2000 to 9.75% at February 28, 2001. This was primarily due to the general increase in interest rates experienced over the past year.

        Interest Expense. Interest expense for the three-month period ended February 28, 2001 was $383,000 as compared to $265,000 for the same three-month period ended February 29, 2000, an increase of $118,000 or 44%. The increase in interest expense was primarily due to the increase in the average volume of interest bearing liabilities by $6.8 million to $26.9 million from $20.1 million, and the general increase in deposit and other funding interest rates over the period. The growth was primarily due to a $3 million increase in Federal Home Loan Bank borrowings and a $3.6 million increase in deposits, with the balance being other short-term borrowings. The average rate on interest bearing liabilities increased from 5.45% at February 29, 2000 to 6.00% at February 28, 2001, primarily due to the general increase in deposit and other funding interest rates over the past year.

        Provision for Loan Losses. For the three month period ended February 28, 2001, the provision for loan losses was $27,500 compared to a provision for loan losses in the 2000 period of $15,000. The increase is due primarily to the growth of the loan portfolio and an evaluation of the loan portfolio, past loss experience, current economic conditions, volume, composition and other relevant factors. At February 28, 2001, Affiliated Bank's allowance for loan losses was $204,000 or 0.99% of the total loan portfolio and approximately 1,068% of total non-performing loans.

        Other Income. Other income amounted to $11,000 and $10,000 for the three months ended February 28, 2001 and 2000, respectively. The increase is due primarily to growth in the number of deposit accounts and corresponding services charges on those accounts.

        Other Expenses. Non-interest expense was $218,000 for the three months ended February 28, 2001 compared to $197,000 for the three-month period ended February 29, 2000. This was an increase of $21,000 or 10.7%. Compensation and benefits expense increased to $120,000 for the three month period ended February 28, 2001 compared to $96,000 for the three month period ended February 29, 2000. This was an increase of $24,000 or 25%. The increase was due to the addition of a staff person and pay increases, including an increase in directors’fees as well as the accrual of a previously nonexistent staff bonus program. Occupancy and equipment expenses also increased due to an increase in office operations costs. Other operating expenses decreased by $9,000 due to a lower franchise tax payment and lower travel and training expenses compared to those recognized in the prior period.

        Income Tax Expense. Affiliated Bank recognized provision for income taxes of $30,000 for the three months ended February 28, 2001. The effective income tax rate during the three months ended February 28, 2001 was 40.0%. Affiliated Bank did not recognize any provision for income taxes during the three months ended February 29, 2000, primarily due to the change in the valuation allowance.

Comparison of Results for Eight Months Ended February 28, 2001 and February 29, 2000

        General. Affiliated Bank reported net income of $146,000 for the eight month period ended February 28, 2001 compared to net income of $49,000 for the eight month period ended February 29, 2000. The increase was primarily due to the growth of earning assets while overhead growth was contained. Also, in the 2000 period there was a $30,000 decrease in net income due to a cumulative effect of an accounting change.

        Net Interest Income. Net interest income increased $217,000 or 37.9% to $790,000 for the 2001 period compared to the 2000 period, reflecting a $722,000 or 67.7% increase in interest income which was offset by a $505,000 or 102.4% increase in interest expense. Affiliated Bank's interest rate spread decreased to 3.68% for the 2001 period compared to 4.41% for the 2000 period. This was primarily the result of an increase in earning assets overall, but more specifically an increase in mortgage-backed and related securities which carry a lower yield than do loans. In addition, the ratio of average interest-earning assets to average interest-bearing liabilities decreased to 112% for the 2001 period compared to 116% for the 2000 period.

        Interest Income. Interest income increased during the 2001 period compared to the 2000 period. Interest income was approximately $1.8 million for the eight-month period ended February 28, 2001 compared to approximately $1.1 million for the 2000 period, an increase of approximately $700,000. The increase was primarily due to an increase in the average balance of Affiliated Bank's interest-earning assets coupled with the general increase in interest rates over the past year. The volume of interest earning assets increased by $10.7 million to $27.4 million from $16.7 million, or a growth of 64%. This growth was largely centered in the loan portfolio, which grew $5.3 million over the period while the mortgage-backed and related securities portfolio, along with federal funds, grew $5.4 million. The average yield on interest-earning assets increased from 9.56% for the period ended February 29, 2000 to 9.79% at February 28, 2001. This was primarily due to the general increase in interest rates experienced over the past year.

        Interest Expense. Interest Expense for the eight-month period ended February 28, 2001 was $998,000 as compared to $493,000 for the same eight-month period ended February 29, 2000, an increase of $505,000 or 102%. The increase in interest expense was primarily due to the increase in the average volume of interest bearing liabilities by $10.8 million to $25.9 million from $15.1 million, and the general increase in deposit and other funding interest rates over the past year. This growth was primarily due to a $5.3 million increase in Federal Home Loan Bank borrowings and a $5.5 million increase in deposits. The average rate on interest bearing liabilities increased from 5.15% at February 29, 2000 to 6.11% at February 28, 2001. This was primarily due to the general increase in deposit and other funding interest rates over the past year.

        Provision for Loan Losses. For the eight-month period ended February 28, 2001, the provision for loan losses was $62,000 compared to a provision for loan losses in the 2000 period of $33,000. The increase is due primarily to the growth of the loan portfolio and an evalutaion of the loan portfolio, past loss expereince, current economic conditions, volume, composition and other relevant factors.

        Other Income. Other income was $28,000 and $26,000 for the eight months ended February 28, 2001 and 2000, respectively. The increase was due primarily to growth in the number of deposit accounts and corresponding services charges on those accounts.

        Other Expenses. Other expenses increased $59,000 or 12.1% to $546,000 for the eight months ended February 28, 2001, compared to the 2000 period. This increase was primarily due to a $38,000 or 15.1% increase in personnel expenses due to salary increases and an increase in staff size necessary to accommodate the Affiliated Bank's growth. In addition, occupancy expense increased by $25,000 or 18.0% due to the write off of the leasehold expenses from the Affiliated Bank's prior leased location. Other operating expenses decreased $4,000 due to a lower travel and training expenses, and franchise taxes compared to those recognized in the prior period.

        Income Tax Expense. Affiliated Bank recognized provision for income taxes of $64,000 for the three months ended February 28, 2001. The effective income tax rate during the three months ended February 28, 2001 was 30.5%. Affiliated Bank did not recognize any provision for income taxes during the three months ended February 29, 2000, primarily due to the change in the valuation allowance.

Subsequent Event

        On April 11, 2001, Affiliated Bank was notified that a commercial loan borrower had filed for protection under Chapter 7 of the federal bankruptcy laws. On the date of the bankruptcy filing, Affiliated Bank’s loans to this borrower had an outstanding aggregate balance of $231,505 and was secured by carpet inventory and receivables from large home builders. As a result of the bankruptcy filing, Affiliated Bank has reversed accrued interest income of $4,309 and determined to make an addition to its general loan loss reserve of $75,000. Affiliated Bank believes that all of its collateral for the loans will be placed under the control of the bankruptcy trustee and that a meeting of creditors will not occur until May 21, 2001. While management has used its best information in establishing loss reserves relative to these assets, there can be no assurance that additional increases to the allowance for loan losses will not be required. Management will continue to evaluate the borrower’s loans, its collateral and the bankruptcy proceeding in determining Affiliated Bank’s allowance for loan losses.

RISK FACTORS

       You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

Large Borrower Bankruptcy

        Subsequent to February 28, 2001, a large commercial borrower of Affiliated Bank declared bankruptcy. On April 11, 2001, Affiliated Bank was notified that a commercial loan borrower had filed for protection under Chapter 7 of the federal bankruptcy laws. On the date of the bankruptcy filing, Affiliated Bank’s loans to this borrower had an outstanding aggregate balance of $231,505 and was secured by carpet inventory and receivables from large home builders. As a result of the bankruptcy filing, Affiliated Bank has reversed accrued interest income of $4,309 and determined to make an addition to its general loan loss reserve of $75,000. Affiliated Bank believes that all of its collateral for the loans will be placed under the control of the bankruptcy trustee and that a meeting of creditors will not occur until May 21, 2001. While management has used its best information in establishing loss reserves relative to these assets, there can be no assurance that additional increases to the allowance for loan losses will not be required. Management will continue to evaluate the borrower’s loans, its collateral and the bankruptcy proceeding in determining Affiliated Bank’s allowance for loan losses.

Changes in interest rates may hurt our profits.

       To be profitable, we have to earn more money in interest that we receive on loans and investments we make than we pay to our depositors and lenders in interest. If interest rates rise, our net interest income could be reduced because interest paid on interest-bearing liabilities, including deposits and borrowings, increases more quickly than interest received on interest-earning assets, including loans and mortgage-backed and related securities. In addition, rising interest rates may hurt our income because they may reduce the demand for loans and the value of our mortgage-related and investment securities. In the alternative, if interest rates decrease, our net interest income could increase. However, in a declining rate environment we may also be susceptible to the payoff or refinance of high rate mortgage loans that could reduce our net interest income. For a further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

After this offering, our return on equity will be low compared to other companies and our compensation expenses will increase. This could negatively impact the price of our stock.

       The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully use this capital in our business operations. Our compensation expenses will also increase because of the costs associated with stock-based incentive plans. Therefore, we expect our initial return on equity to be below our historical level and less than our regional and national peers. This low return on equity could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see "Pro Forma Data."

Our deposit base possesses increased risk due to our heavy reliance on wholesale deposits.

       Wholesale deposits, consisting of deposits obtained through our money desk, telemarketing and deposit brokers, and jumbo deposits, accounted for about 35% of our deposit base at November 30, 2000. These deposits typically carry higher interest rates than retail deposits and are more susceptible to withdrawal due to market conditions than traditional retail deposits. We may be required to pay above market rates to retain such deposits in the event we cannot obtain alternate sources of funding.

Our loan portfolio possesses increased risk due to our substantial number of construction, commercial real estate, commercial business and consumer loans, which could increase the level of our provision for loan losses.

       Our outstanding construction, commercial real estate, commercial business and consumer loans accounted for more 85.7% of our total loan portfolio as of November 30, 2000. Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner occupied residential properties. In addition, we plan to increase our emphasis on construction, commercial business and commercial real estate lending. Because of our planned increased emphasis on and increased investment in construction, commercial business and commercial real estate loans, we may determine it necessary to increase the level of our provision for loan losses. Increased provisions for loan losses would hurt our profits. For further information concerning the risks associated with consumer, multi-family and commercial real estate and commercial business loans, see "Business of Affiliated Bank - Lending Activities" and "-- Asset Quality."

We intend to grant stock options and restricted stock to the board and management following the conversion which could reduce your ownership interest.

       If approved by a vote of the shareholders, we intend to establish a stock option plan with a number of shares equal to at least 10% of the shares issued in the conversion and a restricted stock plan with a number of shares equal to at least 4% of the shares issued in the conversion, worth approximately $92,000 at the purchase price and assuming the maximum of the estimated offering range, for the benefit of directors, officers and employees of BancAffiliated, Inc. and Affiliated Bank. Stock options are paid for by the recipient in an amount equal to the fair market value of the stock on the date of the grant. The payments are not made until the option is actually exercised by the recipient. Restricted stock is a bonus paid in the form of stock rather than cash, and is not paid for by the recipient. Awards under these plans will reduce the ownership interest of all stockholders. For further discussion regarding these plans, see "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

The amount of common stock we will control, our articles of incorporation and bylaws and state and federal statutory provisions could discourage hostile acquisitions of control, which can prevent shareholders from receiving a premium on their shares.

       Our board of directors and executive officers intend to purchase approximately 25% of our common stock at the maximum of the estimated offering range. These purchases, together with potential acquisition of common stock through the proposed stock option plan and restricted stock plan, will result in significant inside ownership of BancAffiliated, Inc. This inside ownership and provisions in our articles of incorporation and bylaws may have the effect of discouraging attempts to acquire BancAffiliated, Inc., a proxy contest for control of BancAffiliated, Inc., the assumption of control of BancAffiliated, Inc. by a holder of a large block of common stock and the removal of BancAffiliated, Inc.'s management, all of which certain shareholders might think are in their best interests and which may prevent shareholders from receiving a premium on their shares. These provisions include among other things:

•	the staggered terms of the members of the board of directors;
•	an 80% shareholder vote requirement for the approval of any merger or consolidation of BancAffiliated, Inc. into any entity that directly or indirectly owns 5% or more of BancAffiliated, Inc. voting stock if the transaction is not approved in advance by at least a majority of the disinterested members of BancAffiliated, Inc.'s board of directors;

•	supermajority shareholder vote requirements for the approval of certain amendments to BancAffiliated, Inc.'s articles of incorporation and bylaws;
•	a prohibition on any holder of common stock voting more than 10% of the outstanding common stock;
•	elimination of cumulative voting by shareholders in the election of directors;
•	restrictions on the acquisition of our equity securities; and
•	the authorization of 1,000,000 shares of preferred stock that could be issued without shareholder approval on terms or in circumstances that could deter a future takeover attempt.

       In addition, the Maryland business corporation law, the state where BancAffiliated, Inc. is incorporated, provides for certain restrictions on acquisition of BancAffiliated, Inc., and federal law contains restrictions on acquisitions of control of savings and loan holding companies such as BancAffiliated, Inc.

Reliance of Chief Executive Officer.

       Not unlike many small institutions, Affiliated Bank depends heavily upon its President and Chief Executive Officer, Garry J. Graham. In the event Mr. Graham reduces his involvement in Affiliated Bank's operations, which is not currently contemplated, Affiliated Bank's operations could be significantly adversely impacted.

Holders of BancAffiliated, Inc. common stock may not be able to sell their shares when desired as a result of the likelihood that a liquid trading market will not develop, and even if a liquid trading market does develop, they may not be able to sell for $10.00 or more per share.

       We have never issued common stock to the public. Consequently, there is no established market for the common stock. We cannot predict whether a liquid trading market in shares of BancAffiliated, Inc.'s common stock will develop or how liquid that market might become. However, given the amount of shares being offered, it is unlikely that a liquid trading market will develop. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above $10.00 per share even if a liquid trading market develops.

Management will have substantial discretion over investment of the offering proceeds and may make investments with which you disagree.

Strong competition in Affiliated Bank's primary market area may reduce our ability to attract and retain deposits and originate loans.

       Affiliated Bank operates in a competitive market for the attraction of savings deposits, which is its primary source of funds, and in the origination of loans. Historically, its most direct competition for savings deposits has come from credit unions, community banks, large commercial banks and thrift institutions in its primary market area. Particularly in times of extremely low or extremely high interest rates, Affiliated Bank has faced additional significant competition for investors' funds from short-term money market securities and other corporate and government securities. Affiliated Bank's competition for loans comes principally from mortgage bankers, commercial banks, other thrift institutions and insurance companies. Such competition for deposits and the origination of loans may limit Affiliated Bank's future growth and earnings prospects.

BANCAFFILIATED, INC.

       BancAffiliated, Inc. was incorporated under Maryland law to hold all of the stock of Affiliated Bank. BancAffiliated, Inc. has received Office of Thrift Supervision approval to become a savings bank holding company and is subject to regulation by that agency. After we complete the conversion, BancAffiliated, Inc. will be a savings bank holding company, which means that it will own a banking institution. Savings bank holding companies are limited to banking and financial services-related activities. BancAffiliated, Inc. will have no significant assets other than all of the outstanding shares of common stock of Affiliated Bank and the net proceeds it retains. BancAffiliated, Inc. will have no significant liabilities.

       Initially, the management of BancAffiliated, Inc. and Affiliated Bank will be substantially the same. BancAffiliated, Inc. intends to utilize the support staff and offices of Affiliated Bank from time to time and will pay Affiliated Bank for these services. If BancAffiliated, Inc. expands or changes its business in the future, we may hire our own employees. See "How We Are Regulated - BancAffiliated, Inc." and "How We Intend to Use the Proceeds."

       We believe the proposed holding company structure will give us more flexibility to change our business activities by forming new companies which we own, or by buying other companies, including other financial institutions and financial services companies. We do not have any current plans to do these things. BancAffiliated, Inc. intends to pay for its business activities with the proceeds it keeps from the conversion and the money we earn from investing the proceeds, as well as from any dividends from Affiliated Bank. See "Our Policy Regarding Dividends."

AFFILIATED BANK

       Affiliated Bank is a federally chartered and federally insured mutual savings bank with one full service office. At November 30, 2000, Affiliated Bank had total assets of $28.4 million, total deposits of $16.8 million and equity of $2.3 million. For more information regarding the business and operations of Affiliated Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Affiliated Bank."

       Affiliated Bank is examined and regulated by the Office of Thrift Supervision. Affiliated Bank is required to have reserves set by the Federal Reserve Board and is a member of the Federal Home Loan Bank of Dallas, which is one of the 12 regional banks in the Federal Home Loan Bank System.

HOW WE INTEND TO USE THE PROCEEDS

       Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $1,365,000 and $1,965,000 and up to $2,310,000 assuming an increase in the estimated value of the common stock sold in the conversion by 15%. See "Pro Forma Data" and "Affiliated Bank's Conversion - How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" as to the assumptions used to arrive at such amounts.

       Although a substantial portion of the net proceeds are not allocated for a specific purpose, we intend to use the net proceeds received from the stock offering, assuming completion of the offering at the maximum of the estimated offering range, as follows:

$ 982,500	Retained by BancAffiliated, Inc. and initially placed in short-term investments for general corporate purposes
982,500	Used to buy the stock of Affiliated Bank
$1,965,000	Net proceeds from stock offering

       If we complete the offering at the minimum of the estimated offering range, then BancAffiliated, Inc. will reatin $682,500 of the proceeds of the offering and will use $682,500 to buy the stock of Affiliated Bank.

       BancAffiliated, Inc. will retain up to 50% of the net conversion proceeds and will purchase all of the capital stock of Affiliated Bank to be issued in the conversion in exchange for the remaining conversion proceeds. The proceeds, not to exceed 50% of the net conversion proceeds, retained by BancAffiliated, Inc. will initially be used to invest in U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either Affiliated Bank or other financial institutions, or a combination thereof. The net proceeds may ultimately be used to:

•	support Affiliated Bank's lending activities;
•	repay borrowings from the Federal Home Loan Bank in the ordinary course of business; or

•	support the future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no new banking offices or acquisition transactions are specifically being considered at this time.

       The net proceeds from the conversion may also be used for other business and investment purposes, including the payment of regular or special cash dividends (although none are currently planned), possible repurchases of the common stock or returns of capital. BancAffiliated, Inc. and Affiliated Bank have no plans, however, to declare or pay any return of capital on the common stock during the one-year period following completion of the conversion. Management of BancAffiliated, Inc. may consider expanding or diversifying its activities, as opportunities become available.

       Repurchases of stock by BancAffiliated, Inc. which may be at prices above or below the initial offering price, will generally be conducted through an open market repurchase program subject to applicable regulations, although BancAffiliated, Inc. currently has no specific plan to repurchase any of its stock during the one-year period following completion of the conversion. In the future, the board of directors of BancAffiliated, Inc. may determine, based on the existing facts and circumstances, to repurchase shares of common stock, subject to any applicable regulatory requirements. Any stock repurchases will be subject to the determination of BancAffiliated, Inc.'s board of directors that Affiliated Bank will be capitalized in excess of all applicable regulatory requirements after any such repurchases. Such facts and circumstances will include:

•	market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in BancAffiliated, Inc.'s return on equity;

•	the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and
•	any other circumstances in which repurchases would be in the best interests of BancAffiliated, Inc. and its stockholders.

       The portion of the net proceeds used by BancAffiliated, Inc. to purchase the capital stock of Affiliated Bank will be added to Affiliated Bank's general funds to be used for general corporate purposes, including increased lending activities. While the amount of net proceeds received by Affiliated Bank will further strengthen Affiliated Bank's capital position, which already exceeds all regulatory requirements, Affiliated Bank is not converting to stock form solely to increase its regulatory capital. The net proceeds may be used as described above to support lending activities as well as future expansion of operations through the establishment of additional banking offices or other customer facilities. After the conversion, based upon the maximum of the estimated offering range, Affiliated Bank's tangible capital ratio will be approximately 10.9%. As a result, Affiliated Bank will continue to be a well-capitalized institution.

       The net proceeds may vary because total expenses of the conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of Affiliated Bank. Payments for shares made through withdrawals from existing deposit accounts at Affiliated Bank will not result in the receipt of new funds for investment by Affiliated Bank but will result in a reduction of Affiliated Bank's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

MARKET FOR THE COMMON STOCK

       BancAffiliated, Inc. and Affiliated Bank have never issued capital stock, and, consequently, there is no established market for the common stock at this time. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of BancAffiliated, Inc., Affiliated Bank or any market maker. Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited. BancAffiliated, Inc. intends to take steps necessary to have its common stock listed for quotation on the OTC Electronic Bulletin Board upon completion of the stock offering. In addition, Keefe, Bruyette & Woods, Inc. has indicated its intention to register with the National Association of Securities Dealers, Inc. to be able to trade BancAffiliated, Inc. shares and to assist BancAffiliated, Inc. in identifying other firms to do the same. See "Risk Factors."

OUR POLICY REGARDING DIVIDENDS

       The board of directors of BancAffiliated, Inc. does not currently intend to pay cash dividends on the common stock after completion of the conversion. The Board of Directors has determined to retain the funds that might otherwise be used for dividends to support the future growth of Affiliated Bank. In the event that the Board of Directors later determines to pay dividends, such payment will depend upon a number of factors, including capital requirements, BancAffiliated, Inc.'s and Affiliated Bank's financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by regulations, be paid in addition to, or in lieu of, regular cash dividends. BancAffiliated, Inc. intends to file consolidated tax returns with Affiliated Bank. Accordingly, it is anticipated that any cash distributions made by BancAffiliated, Inc. to its stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

       Dividends from BancAffiliated, Inc. will depend, in large part, upon receipt of dividends from Affiliated Bank, because BancAffiliated, Inc. initially will have no source of income other than dividends from Affiliated Bank and earnings from the investment of proceeds from the sale of shares of common stock retained by BancAffiliated, Inc.. A regulation of the OTS imposes limitations on "capital distributions" by savings institutions. See “How We are Regulated - Limitations on Dividends and Other Capital Distributions.”

        BancAffiliated, Inc. currently has no intention to initiate, and will not initiate for a period of at least one year following completion of the conversion, any action which leads to a return of capital (as distinguished from a dividend) to stockholders of BancAffiliated, Inc.

PRO FORMA DATA

       The actual net proceeds from the sale of the common stock cannot be determined until the conversion is completed. However, net proceeds are currently estimated to be between $1,365,000 and $1,965,000, or $2,310,000 in the event the estimated offering range is increased by 15%, based upon the following assumptions:

•	all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and Directors, Officers and Employees and also through a community offering to the general public should shares remain;

•	Keefe, Bruyette & Woods, Inc. will receive a marketing fee of $75,000 upon completion of the conversion;
•	total expenses, including the marketing fees paid to Keefe, Bruyette & Woods, Inc., are estimated to be approximately $335,000. Actual expenses may vary from those estimated.

       Pro forma consolidated net income and stockholders' equity of BancAffiliated, Inc. have been calculated for the five months ended November 30, 2000 and the year ended June 30, 2000, as if the common stock to be issued in the conversion had been sold at the beginning of the period and the net proceeds had been invested at 6.05% and 6.15%, which represents the yield on one-year U.S. Government securities at November 30, 2000 and June 30, 2000, respectively. In light of changes in interest rates in recent periods, these yields are deemed by BancAffiliated, Inc. and Affiliated Bank to more accurately reflect available reinvestment rates than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 34% has been assumed, resulting in after-tax yields of 3.99% and 4.06% for the five months ended November 30, 2000 and the year ended June 30, 2000, respectively. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the restricted stock plan. See Note 4 to the tables below. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. BancAffiliated, Inc. intends to retain up to 50% of the net proceeds from the conversion. See "How We Intend to Use the Proceeds."

       No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. The table below gives effect to the restricted stock plan, which is expected to be adopted by BancAffiliated, Inc. following the conversion and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the conversion. If the restricted stock plan is approved by stockholders, the restricted stock plan intends to acquire an amount of common stock equal to at least 4.0% of the shares of common stock issued in the conversion, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at $10.00 per share. No effect has been given to BancAffiliated, Inc.'s results of operations after the conversion, the market price of the common stock after the conversion or a less or greater than 4.0% purchase by the restricted stock plan. See "Management - Benefits - Other Stock Benefit Plans."

       The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of BancAffiliated, Inc. computed in accordance with generally accepted accounting principles ("GAAP").

       The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

	At or For the Five Months Ended November 30, 2000
	170,000 Shares Sold at $10.00 Per Share (Minimum of Range)	200,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	230,000 Shares Sold at $10.00 Per Share (Maximum of Range)	264,500 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$1,700	$2,000	$2,300	$2,645
Less offering expenses and commissions	(335)	(335)	(335)	(335)
Estimated net conversion proceeds	1,365	1,665	1,965	2,310
Less: Common stock acquired by restricted stock plan	(68)	(80)	(92)	(106)
Estimated proceeds available for investment(2)	$1,297	$ 1,585	$1,873	$2,204

Net income:
Historical	$ 101	$ 101	$ 101	$ 101
Pro Forma adjustments:
Net income from proceeds	22	26	31	37
Restricted stock plan(3)	(4)	(4)	(5)	(6)
Pro forma net income	$ 119	$ 123	$ 127	$ 132

Net income per share(4)(5):
Historical	$0.61	$ 0.52	$0.45	$ 0.39
Pro Forma adjustments:
Net income from proceeds	0.13	0.14	0.14	0.14
Restricted stock plan(3)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma basic earnings per share	$0.72	$ 0.64	$0.57	$0.51

Number of shares used in calculating basic earnings per share(3)(4)(5)	164,560	193,600	222,640	256,036

Stockholders' equity (book value):
Historical	$2,312	$2,312	$2,312	$2,312
Estimated net conversion proceeds	1,365	1,665	1,965	2,310
Less common stock acquired by:
Restricted stock plan	(68)	(80)	(92)	(106)
Pro forma stockholders' equity	$3,609	$ 3,897	$4,185	$4,516

Stockholder's equity per share:
Historical	$13.60	$11.56	$10.05	$8.74
Estimated net conversion proceeds	8.03	8.33	8.54	8.73
Less common stock acquired by:
Restricted stock plan	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders' equity per share	$21.23	$19.49	$18.20	$17.07

Pro forma price to book value	47.1%	51.3%	55.0%	58 .6%
Pro forma price to earnings ratio	5.8x	6.5x	7.3x	8.2x
Number of shares used in calculating equity per share	170,000	200,000	230,000	264,500

(Footnotes on second page following)

	At or For the Year Ended June 30, 2000
	170,000 Shares Sold at $10.00 Per Share (Minimum of Range)	200,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	230,000 Shares Sold at $10.00 Per Share (Maximum of Range)	264,500 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$ 1,700	$2,000	$2,300	$2,645
Less offering expenses and commissions	(335)	(335)	(335)	(335)
Estimated net conversion proceeds	1,365	1,665	1,965	2,310
Less: Common stock acquired by restricted stock plan	(68)	(80)	(92)	(106)
Estimated proceeds available for investment(2)	$1,297	$1,585	$1,873	$2,204

Net income:
Historical(6)	$ 125	$ 125	$ 125	$ 125
Pro Forma adjustments:
Net income from proceeds	53	64	76	89
Restricted stock plan(3)	(9)	(11)	(12)	(14)
Pro forma net income	$ 169	$ 179	$ 189	$ 201

Net income per share(4)(5):
Historical	$0.76	$0.65	$0.56	$0.49
Pro Forma adjustments:
Net income from proceeds	0.32	0.33	0.34	0.35
Restricted stock plan(3)	(0.05)	(0.05)	(0.05)	(0.05)
Pro forma basic earnings per share	$1.02	$ 0.92	$0.85	$0.78

Number of shares used in calculating basic earnings per share(3)(4)(5)	164,560	193,600	222,640	256,036

Stockholders' equity (book value):
Historical	$2,211	$2,211	$2,21	$2,211
Estimated net conversion proceeds	1,365	1,665	1,965	2,310
Less common stock acquired by:
Restricted stock plan	(68)	(80)	(92)	(106)
Pro forma stockholders' equity	$3,508	$3,796	$4,084	$4,415

Stockholder's equity per share:
Historical	$13.01	$11.06	$9.61	$8.36
Estimated net conversion proceeds	8.03	8.33	8.54	8.73
Less common stock acquired by:
Restricted stock plan	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders' equity per share	$21.23	$18.98	$17.76	$16.69

Pro forma price to book value	48.5%	52.7%	56.3%	59.9%
Pro forma price to earnings ratio	9.8x	10.9x	11.8x	12.8x
Number of shares used in calculating equity per share	170,000	200,000	230,000	264,500

(Footnotes on next page)

_________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.

(2)	Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the conversion minus the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the conversion at an assumed purchase price of $10.00 per share.

(3)	It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 4.0% of the shares of common stock issued in the conversion for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by BancAffiliated, Inc.. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the period presented in open market purchases at the purchase price and that 20% of the amount contributed, net of taxes at 34%, was an amortized expense during the year ended June 30, 2000. It was assumed that the amortized expense for the five months ended November 30, 2000 was 8.33% (5/12 of 20%) of the amount contributed net of taxes at 34%. Statement of Financial Accounting Standards (& quot;SFAS") No. 128 requires that unvested shares under the restricted stock plan be excluded from the basic net income per share calculation and included in the diluted net income per share calculation only if they are dilutive under the treasury stock method. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan in the amount of 4% of the common stock sold in the offering would dilute the voting interests of existing stockholders by approximately 3.8% and under such circumstances pro forma net earnings per share for the year ended June 30, 2000 would be $1.00, $.90, $.83 and $.77 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at November 30, 2000 and June 30, 2000 would be $20.80, $19.12, $17.88 and $16.80, $20.23, $18.63, $17.46 and $16.44, respectively, at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be equal to the purchase price. See "Management - Benefits -- Other Stock Benefit Plans."

(4)	Basic net income per share calculations are determined by taking the number of shares assumed to be sold in the conversion and in accordance with SFAS No. 128, subtracting the restricted stock plan shares which have not vested. Diluted net income per share calculations are determined by adding the dilutive portion of the unvested restricted stock plan shares to the number of shares used to determine basic net income per share. The unvested restricted stock plan shares are deemed to be for future services and not dilutive under the treasury stock method. Set forth below is a reconciliation of the number of shares used in making the net income per share calculations for both periods:

	Minimum	Midpoint	Maximum	Maximum, as Adjusted
Total shares issued	170,000	200,000	230,000	264,500
Less restricted stock plan shares	6,800	8,000	9,200	10,580
Sub-total	163,200	192,000	220,800	253,920
Plus restricted stock plan shares assumed vested	1,360	1,600	1,840	2,116
Number of shares used in calculating basic net income per share	164,560	193,600	222,640	256,036
Plus dilutive effect of unvested restricted stock plan shares	---	---	---	---
Number of shares used in calculating diluted net income per share	164,560	193,600	222,640	256,036

_________________

(5)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by BancAffiliated, Inc. following the conversion and presented for approval by stockholders at an annual or special meeting of stockholders of BancAffiliated, Inc. held at least six months following the completion of the conversion. If the stock option plan is approved by stockholders, it is assumed that an amount equal to 10% of the common stock issued in the conversion, or 17,000 shares at the minimum of the estimated offering range, 20,000 shares at the midpoint of the range, 23,000 shares at the maximum of the range and 26,450 shares at 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 9.1%. Assuming stockholder approval of the stock option plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at the purchase price, pro forma net earnings per share for the year ended June 30, 2000 would be $.97, $.87, $.81, and $.75,at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at November 30, 2000 and June 30, 2000 would be $20.21, $18.62, $17.45 and $16.43 and $19.67, $18.16, $17.05 and $16.08,respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. See "Management - Benefits -- Other Stock Benefit Plan."
(6)	Based on net income before cumulative effect of accounting change that reduced net income by $30,000.

CAPITALIZATION

       The following table presents the historical capitalization of BancAffiliated, Inc. at November 30, 2000, and the pro forma consolidated capitalization of BancAffiliated, Inc. after giving effect to the conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

	Capitalization (deposits, borrowings and equity) of Affiliated Bank at November 30, 2000	170,000 Shares at $10 per Share (Minimum of Range)	200,000 Shares at $10 per Share (Midpoint of Range)	230,000 Shares at $10 per Share (Maximum of Range)	264,500 Shares at $10 per Share (Maximum of Range, as Adjusted)(1)
	(In Thousands)

Deposits(2)	$16,822	$16,822	$16,822	$16,822	$16,822
Borrowings	8,965	8,965	8,965	8,965	8,965
Total deposits and borrowings	$25,787	$25,787	$25,787	$25,787	$25,787

Capital Stock:
Preferred stock, $0.01 par value per share: authorized - 1,000,000 shares assumed outstanding - none	$ ---	$ ---	$ ---	$ ---	$ ---
Common stock, $0.01 par value per share: authorized - 4,000,000 shares; shares to be outstanding - as shown(3)	---	2	2	2	3

Paid-in capital	---	1,363	1,663	1,963	2,307
Less:
Common stock to be acquired by restricted stock plan(4)	---	(68)	(80)	(92)	(106)

Retained earnings - substantially restricted	2,312	2,312	2,312	2,312	2,312

Total stockholders' equity	$2,312	$3,609	$3,897	$4,185	$4,516

________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.
(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the conversion. Any withdrawals would reduce pro forma deposits by the amount of the withdrawals.
(3)	Reflects the issuance of the shares of common stock to be sold in the conversion. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."
(4)	BancAffiliated, Inc. intends to adopt the restricted stock plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the conversion. If the plan is approved by stockholders, BancAffiliated, Inc. intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to at least 4.0% of the common stock issued in the conversion. Assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. However, in the event BancAffiliated, Inc. issues authorized but unissued shares of common stock to the restricted stock plan in the amount of 4.0% of the common stock issued in the conversion, the voting interests of existing stockholders would be diluted by approximately 3.8%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

PRO FORMA REGULATORY CAPITAL ANALYSIS

       At November 30, 2000, Affiliated Bank exceeded all of the regulatory capital requirements applicable to it. The table sets forth the historical regulatory capital of Affiliated Bank at November 30, 2000 and the pro forma regulatory capital of Affiliated Bank after giving effect to the conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Affiliated Bank of 50% of the net stock proceeds. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Affiliated Bank in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at November 30, 2000. See "How We Are Regulated."

	Historical at November 30, 2000		Minimum of 170,000 Shares at $10.00 per Share		Midpoint of 200,000 Shares Sold at $10.00 per Share		Maximum of 230,000 Shares Sold at $10.00 per Share		Maximum, as adjusted, of 264,500 Shares Sold at $10.00 per Share
	Amount	Percent(1)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Capital under generally accepted accounting principles	$2,312	8.1%	$2,927	10.1%	$3,065	10.5%	$3,203	10.9%	$3,361	11.4%

Tangible capital	$2,312	8.1%	$2,927	10.1%	$3,065	10.5%	$3,203	10.9%	$3,361	11.4%
Tangible capital requirement	426	1.5	435	1.5	437	1.5	439	1.5	441	1.5
Excess	$1,886	6.6%	$2,492	8.6%	$2,628	9.0%	$2,764	9.4%	$2,920	9.9%

Core capital	$2,312	8.1%	$2,927	10.1%	$3,065	10.5%	$3,203	10.9%	$3,361	11.4%
Core capital requirement	1,135	4.0	1,160	4.0	1,165	4.0	1,171	4.0	1,177	4.0
Excess	$1,177	4.1%	$1,767	6.1%	$1,900	6.5%	$2,032	6.9%	$2,184	7.4%

Risk-based capital	$2,493	13.7%	$3,108	17.0%	$3,246	17.8%	$3,384	18.5%	$3,542	19.3%
Risk-based capital requirement	1,451	8.0	1,461	8.0	1,463	8.0	1,465	8.0	1,468	8.0
Excess	$ 1,042	5.7%	$1,647	9.0%	$1,783	9.8%	$1,919	10.5%	$2,074	11.3%

________________
(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

AFFILIATED BANK'S CONVERSION

       The board of directors of Affiliated Bank and the Office of Thrift Supervision have approved the plan of conversion. The Office of Thrift Supervision approval is subject to approval of the plan of conversion by our members and to the satisfaction of other conditions imposed by the Office of Thrift Supervision. The Office of Thrift Supervision approval does not constitute a recommendation or endorsement of the plan of conversion.

General

       On January 17, 2001, and as amended on April 9, 2001 we adopted a plan of conversion, pursuant to which we will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and at the same time become a wholly owned subsidiary of BancAffiliated, Inc. The conversion will include adoption of the proposed stock charter and bylaws, which will authorize us to issue capital stock. Under the plan, Affiliated Bank common stock is being sold to BancAffiliated, Inc. and BancAffiliated, Inc. common stock is being offered to our eligible depositors, other members, directors, officers and employees, and then to the public. The conversion will be accounted for at historical cost in a manner similar to a pooling of interests. The Office of Thrift Supervision has approved BancAffiliated, Inc.'s application to become a savings bank holding company and to acquire all of the Affiliated Bank's common stock to be issued in the conversion.

       The shares of BancAffiliated, Inc. common stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares may be offered in a direct community offering on a best efforts basis through Keefe, Bruyette & Woods, Inc. in such a manner as to promote a wide distribution of the shares. The direct community offering, if any, may commence with, at any time during, or as soon as practicable after the commencement of the subscription offering. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale on a best efforts basis in a public offering conducted by Keefe, Bruyette & Woods, Inc. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the direct community offering and the public offering. See "- Direct Community Offering" and "- Public Offering."

       Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion. See "- Limitations on Stock Purchases."

       The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time that will be required to complete the sale of shares being offered in the conversion following approval of the plan at the meeting of our members. If delays are experienced, significant changes may occur in the estimated offering range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. In the event the conversion is terminated, we will charge all conversion expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

Our Reasons for the Corporate Change

       As a mutual institution, Affiliated Bank has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Affiliated Bank able to increase its capital position.

       As a stock savings bank upon completion of the conversion, Affiliated Bank will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of Affiliated Bank's or BancAffiliated, Inc.'s capital stock will allow Affiliated Bank the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors of Affiliated Bank. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help Affiliated Bank address the needs of the communities it serves and enhance its ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Affiliated Bank are quite limited as a mutual institution. After the conversion, Affiliated Bank will have increased ability to merge with other institutions and BancAffiliated, Inc. may acquire control of other stock banks or savings institutions and retain the acquired institution as a separate subsidiary of BancAffiliated, Inc., although BancAffiliated, Inc. has no current plans in this regard. Finally, the ability to issue capital stock will enable Affiliated Bank to establish stock compensation plans for directors, officers and employees, giving them equity interests in BancAffiliated, Inc. and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see "Management."

       After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, the board of directors of Affiliated Bank approved the conversion as being in the best interests of Affiliated Bank and equitable to its account holders.

Effects of the Conversion

       General. The conversion will have no effect on Affiliated Bank's present business of accepting deposits and investing its funds in loans and other investments permitted by law. The conversion will not result in any change in the existing services provided to depositors and borrowers, or in our existing office, management and staff. Affiliated Bank will continue to be subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC.

       Deposits and Loans. Each holder of a deposit account in Affiliated Bank at the time of the conversion will continue as an account holder in Affiliated Bank after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of such accounts. Each account will be insured by the FDIC to the same extent as before the conversion. Depositors in Affiliated Bank will continue to hold their existing certificates, passbooks and other evidence of their accounts. The conversion will not affect the loan terms of any borrower from Affiliated Bank. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion. See "-- Voting Rights" and "-- Depositors' Rights if We Liquidate" below for a discussion of the effects of the conversion on the voting and liquidation rights of the depositors of Affiliated Bank.

       Continuity. During the conversion process, the normal business of Affiliated Bank of accepting deposits and making loans will continue without interruption. Following completion of the conversion, Affiliated Bank will continue to be subject to regulation by the Office of Thrift Supervision, and FDIC insurance of accounts will continue without interruption. After the conversion, Affiliated Bank will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

       The board of directors presently serving Affiliated Bank will serve as the board of directors of Affiliated Bank after the conversion. The initial members of the board of directors of BancAffiliated, Inc. will consist of the individuals currently serving on the board of directors of Affiliated Bank. After the conversion, the voting stockholders of BancAffiliated, Inc. will elect approximately one-third of BancAffiliated, Inc.'s directors annually. All current officers of Affiliated Bank will retain their positions with Affiliated Bank after the conversion.

       Voting Rights. After completion of the conversion, depositor members will have no voting rights in Affiliated Bank or BancAffiliated, Inc. and, therefore, will not be able to elect directors of Affiliated Bank or BancAffiliated, Inc. or to control their affairs. Currently these rights are held by depositors of Affiliated Bank. After the conversion, voting rights in BancAffiliated, Inc. will be vested exclusively in the stockholders of BancAffiliated, Inc., which will own all of the stock of Affiliated Bank. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of BancAffiliated, Inc., subject to the provisions of BancAffiliated, Inc.'s articles of incorporation.

       Depositor's Rights if We Liquidate. We have no plans to liquidate, either before or after the completion of the conversion. However, if there should ever be a complete liquidation of Affiliated Bank, either before or after conversion, deposit account holders would receive the protection of insurance by the FDIC up to applicable limits. In addition, liquidation rights before and after the conversion would be as follows:

Liquidation Rights in Present Mutual Institution. In addition to the protection of FDIC insurance up to applicable limits, in the event of the complete liquidation of Affiliated Bank, each holder of a deposit account would receive his or her pro rata share of any assets of Affiliated Bank remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Each holder's pro rata share of the remaining assets, if any, would be in the same proportion of the assets as the balance in his or her deposit account was to the aggregate balance in all our deposit accounts at the time of liquidation.

Liquidation Rights in Proposed Converted Institution. After conversion, each deposit account holder, in the event of the complete liquidation of Affiliated Bank, would have a claim of the same general priority as the claims of all our other general creditors in addition to the protection of FDIC insurance up to applicable limits. Therefore, except as described below, the deposit account holder's claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. A deposit account holder would have no interest in the assets of Affiliated Bank above that amount, if any.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a special "liquidation account" for the benefit of eligible account holders (i.e., eligible depositors at September 30, 1999) and supplemental account holders (i.e., eligible depositors at March 31, 2001). Each eligible account holder and supplemental eligible account holder, if he or she continues to maintain his or her deposit account with Affiliated Bank, would be entitled upon the complete liquidation of Affiliated Bank after conversion, to an interest in the liquidation account prior to any payment to stockholders. Each eligible account holder would have an initial interest in the liquidation account for each deposit account held with Affiliated Bank on the qualifying date, September 30, 1999. Each supplemental eligible account holder would have a similar interest as of that qualifying date, March 31, 2001. The liquidation account will be an off-balance sheet memorandum account which will not be reflected on the Bank's or BancAffiliated, Inc.'s published financial statements.

The interest as to each deposit account would be in the same proportion of the total liquidation account as the balance of the deposit account on the qualifying dates was to the aggregate balance in all the deposit accounts of eligible account holders and supplemental eligible account holders on the qualifying dates. However, if the amount in the deposit account on any annual closing date (June 30) is less than the amount in the account on the respective qualifying dates, then the interest in this special liquidation account would be reduced at that time by an amount proportionate to any reduction, and the interest would cease to exist if the deposit account was closed. The interest in the special liquidation account will never be increased despite any increase in the related deposit account after the respective qualifying dates.

Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders were satisfied would be distributed to BancAffiliated, Inc. as the sole stockholder of Affiliated Bank.

       Tax Effects of the Conversion. Affiliated Bank has received an opinion from its special counsel, Jenkens & Gilchrist, A Professional Corporation, Dallas, Texas, as to the material federal income tax consequences of the conversion to Affiliated Bank and BancAffiliated, Inc., and as to the generally applicable material federal income tax consequences of the conversion on Affiliated Bank's account holders and to persons who purchase common stock in the offering. This opinion has been filed as an exhibit to BancAffiliated, Inc.'s registration statement with the SEC.

       The opinion provides that, among other things:

  Affiliated Bank's adoption of a charter in stock form will qualify as a tax-free reorganization under Internal Revenue Code of 1986, as amended, Section 368(a)(1)(F);

  no gain or loss will be recognized by Affiliated Bank solely as a result of the conversion to stock form;

  no gain or loss will be recognized by Affiliated Bank's account holders upon the issuance to them of accounts in Affiliated Bank, in stock form, immediately after the conversion, in the same dollar amounts and on the same terms and conditions as their accounts at Affiliated Bank immediately prior to the conversion;

  the tax basis of each account holder's interest in the liquidation account received in the conversion will be equal to the value, if any, of that interest on the date and at the time of the conversion;

  the tax basis of the common stock purchased in the conversion will be equal to the amount paid therefor; increased, in the case of common stock acquired pursuant to the exercise of subscription rights, by the fair market value, if any, of such subscription rights;

  the holding period of the common stock purchased pursuant to the exercise of subscription rights will commence upon the exercise of such holder's subscription rights and, in all other cases, the holding period of purchased common stock will commence on the date following the date of such purchase; and

  gain or loss will be recognized by account holders upon the receipt or exercise of subscription rights in the conversion, but only to the extent the subscription rights are deemed to have value, as discussed below.

         The opinion of Jenkens & Gilchrist, A Professional Corporation, is based in part upon, and subject to the continuing validity in all material respects through the date of the conversion of various representations of Affiliated Bank, upon assumptions and qualifications, including that the conversion is completed in the manner and according to the terms provided in the plan of conversion. This opinion is also based upon the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change and any change may be made with retroactive effect. Unlike private letter rulings received from the IRS, an opinion is not binding upon the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in this opinion, or that this opinion will be upheld by the courts if challenged by the IRS.

         Affiliated Bank has also obtained an opinion from outside tax advisors that the tax effects of the conversion under Texas tax laws will be substantially the same as described above with respect to federal income tax laws.

         BancAffiliated, Inc. and Affiliated Bank have received a letter from Ferguson & Company, stating its belief that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of these rights would be taxable probably only to those eligible subscribers who exercise the subscription rights, either as a capital gain or ordinary income, in an amount equal to such value, and BancAffiliated, Inc. and Affiliated Bank could recognize gain on any distribution. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value. Unlike private rulings, the letter of Ferguson & Company is not binding on the IRS, and the IRS could disagree with conclusions reached in the letter. In the event of any disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

  How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

         The plan of conversion requires that the purchase price of the common stock must be based on the appraised pro forma market value of BancAffiliated, Inc. and Affiliated Bank, as determined on the basis of an independent valuation. Affiliated Bank has retained Ferguson & Company to make this valuation. For its services in making this appraisal, Ferguson & Company's fees and out-of-pocket expenses are estimated to be $15,000. Affiliated Bank has agreed to indemnify Ferguson & Company and any employees of Ferguson & Company who act for or on behalf of Ferguson & Company in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Affiliated Bank to Ferguson & Company, unless Ferguson & Company is determined to be negligent or otherwise at fault.

         An appraisal has been made by Ferguson & Company in reliance upon the information contained in this prospectus, including the financial statements. Ferguson & Company also considered the following factors, among others:

  the present and projected operating results and financial condition of BancAffiliated, Inc. and Affiliated Bank and the economic and demographic conditions in Affiliated Bank's existing marketing areas;

  certain historical, financial and other information relating to Affiliated Bank;

  a comparative evaluation of the operating and financial statistics of Affiliated Bank with those of other similarly situated publicly traded thrift holding companies;

  the aggregate size of the offering of the common stock;

  the impact of the conversion on Affiliated Bank's net worth and earnings potential;
  the proposed dividend policy of BancAffiliated, Inc. and Affiliated Bank; and
  the trading market for securities of comparable institutions and general conditions in the market for such securities.

  In its review of the appraisal provided by Ferguson & Company, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by Ferguson & Company in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

         On the basis of the foregoing, Ferguson & Company has advised BancAffiliated, Inc. and Affiliated Bank that in its opinion, dated November 30, 2000, the estimated pro forma market value of the common stock on a fully converted basis ranged from a minimum of $1.7 million to a maximum of $2.3 million with a midpoint of $2.0 million. The board of directors of Affiliated Bank determined that the common stock should be sold at $10.00 per share. Based on the estimated offering range and the purchase price, the number of shares of common stock that BancAffiliated, Inc. will issue will range from between 170,000 shares and 230,000 shares, with a midpoint of 200,000 shares. The estimated offering range may be amended with the approval of the Office of Thrift Supervision, if required, or if necessitated by subsequent developments in the financial condition of BancAffiliated, Inc. and Affiliated Bank or market conditions generally. In the event the estimated offering range is updated to amend the value of the common stock below $1.7 million or above $2.6 million, which is the maximum of the estimated offering range, as adjusted by 15%, a new appraisal will be filed with the Office of Thrift Supervision.

         Based upon market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event BancAffiliated, Inc. receives orders for common stock in excess of $2.3 million (the maximum of the estimated offering range) and up to $2.6 million (the maximum of the estimated offering range, as adjusted by 15%), BancAffiliated, Inc. may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that BancAffiliated, Inc. will receive orders for common stock in excess of the maximum of the estimated offering range or that, if these orders are received, that all such orders will be accepted because BancAffiliated, Inc.'s final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from Ferguson & Company which reflects an increase in the valuation and the approval of the increase by the Office of Thrift Supervision. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the conversion.

         Ferguson & Company's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. Ferguson & Company did not independently verify the consolidated financial statements and other information provided by Affiliated Bank, nor did Ferguson & Company value independently the assets or liabilities of Affiliated Bank. The valuation considers Affiliated

  Bank as a going concern and should not be considered as an indication of the liquidation value of Affiliated Bank. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

         Prior to completion of the conversion, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock may be increased to 264,500 shares to reflect changes in market and financial conditions without the resolicitation of subscribers. See "-- Limitations on Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the subscription offering.

         No sale of shares of common stock in the conversion may be completed unless prior to such completion Ferguson & Company confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of BancAffiliated, Inc. and Affiliated Bank. If this confirmation is not received, BancAffiliated, Inc. may cancel the conversion, extend the offering period and establish a new estimated offering range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

         Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Affiliated Bank's current rate of interest on savings accounts, or be permitted to modify or rescind their subscriptions. Any change in the estimated offering range must be approved by the Office of Thrift Supervision. See "-- Limitations on Stock Purchases."

         An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and BancAffiliated, Inc.'s pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and BancAffiliated, Inc.'s pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis. See "Risk Factors - We intend to grant stock options and restricted stock to the board and management following the change in structure and stock offering which could further reduce your voting interest" and "Pro Forma Data."

         Copies of the appraisal report of Ferguson & Company, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Affiliated Bank and the other locations specified under "Additional Information."

  Subscription Offering and Subscription Rights

         Under the plan of conversion, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

  depositors of Affiliated Bank with account balances of at least $50.00 as of the close of business on September 30, 1999 ("Eligible Account Holders"),

  depositors of Affiliated Bank with account balances of at least $50.00 as of the close of business on March 31, 2001 ("Supplemental Eligible Account Holders"),

  depositors of Affiliated Bank, as of the close of business on March 31, 2001, other than Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members") and

  directors, officers and employees of Affiliated Bank, to the extent they are not Eligible Account Holders or Supplemental Eligible Account Holders or Other Members.

  All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under "-- Limitations on Stock Purchases."

         Preference Category No. 1:Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$130,000 or 13,000 shares of common stock;
(2)	one-tenth of one percent of the total offering of shares of common stock; or
(3)	15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Affiliated Bank in each case as of the close of business on September 30, 1999, the "Eligibility Record Date," subject to the overall purchase limitations.

  See "-- Limitations on Stock Purchases."

         If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder's subscription would be 10% of the shares remaining available, up to the amount subscribed for.

         To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Affiliated Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding September 30, 1999.

         Preference Category No. 2: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefor, second priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$130,000 or 13,000 shares of common stock;
(2)	one-tenth of one percent of the total offering of shares of common stock; or
(3)	15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Affiliated Bank in each case on the close of business on March 31, 2001, the "Supplemental Eligibility Record Date," subject to the overall purchase limitations.

  See "-- Limitations on Stock Purchases."

         If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation, including the number of shares, if any, allocated in accordance with preference category No.1, equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

         Preference Category No. 3: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and Supplemental Eligible Account Holders, each Member as of the voting record date or March 31, 2001 ("Other Member") shall receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for shares of BancAffiliated, Inc. common stock, up to the greater of $130,000 or 13,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock in the offerings, subject to the overall purchase limitations. See "-- Limitations on Stock Purchases."

         In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the conversion, available shares will be allocated among the subscribing Other Members pro rata in the same proportion that his number of votes on the close of business on March 31, 2001, the date for determining voting members entitled to vote at the special meeting, which we call the voting record date, bears to the total number of votes on the voting record date of all subscribing Other Members on that date. This number of votes shall be determined based on Affiliated Bank's mutual charter and bylaws in effect on the date of approval by members of the plan of conversion.

         Preference Category No. 4: Directors, officers and employees. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of Affiliated Bank as of the date of the commencement of the subscription offering shall be entitled to receive, without payment, fourth priority, nontransferable subscription rights to purchase in this category an aggregate of up to 25% of the common stock being offered. The maximum amount of shares which may be purchased under this category by any person is $130,000 of common stock. The ability of directors, officers and employees to purchase common stock under this category is in addition to rights which are otherwise available to them under the plan of conversion as they may fall within higher priority categories, and the plan of conversion generally allows these persons to purchase in the aggregate up to 35% of common stock sold in the offerings. See "-- Limitations on Stock Purchases."

         In the event of an oversubscription in this category, the shares available shall be allocated pro rata among all of the subscribing directors, officers and employees in this category.

         Expiration Date for the Subscription Offering. The subscription offering will expire at 12:00 noon, Bedford, Texas time, on May 11, 2001, (the "Subscription Expiration Date"), unless extended for up to 45 days or for such additional periods by BancAffiliated, Inc. and Affiliated Bank as may be approved by the Office of Thrift Supervision. The subscription offering may not be extended beyond May 16, 2003. Subscription rights which have not been exercised prior to the subscription expiration date, unless extended, will become void.

         BancAffiliated, Inc. and Affiliated Bank will not execute orders until at least the minimum number of shares of common stock, 170,000 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Affiliated Bank pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the Subscription Expiration Date is granted, BancAffiliated, Inc. and Affiliated Bank will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

  Direct Community Offering

         To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of Affiliated Bank, we anticipate we will offer shares pursuant to the plan of conversion to members of the general public who receive a prospectus, with a preference given to natural persons residing in Tarrant County. These natural persons are referred to as preferred subscribers. Persons, together with an associate or group of persons acting in concert with these persons, may not subscribe for or purchase more than $130,000 of common stock in the direct community offering, if any. BancAffiliated, Inc. and Affiliated Bank may limit total subscriptions in the direct community offering so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of common stock. Orders for stock received in any community offering or public offering must first be filled to a maximum of two percent of the shares offered in the conversion and any remaining shares must be allocated on an equal number of shares per order until all orders have been filled.

         Finally, BancAffiliated, Inc. and Affiliated Bank may reserve shares offered in the direct community offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any direct community offering will be subject to the right of BancAffiliated, Inc. and Affiliated Bank, in their sole discretion, to accept or reject any orders in whole or in part from any person either at the time of receipt of an order or as soon as practicable following the Subscription Expiration Date. The direct community offering, if any, shall be for a period of not less than 20 days nor more than 45 days unless extended by BancAffiliated, Inc. and Affiliated Bank, and shall commence concurrently with, during or promptly after the subscription offering.

         In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, first to each preferred subscriber whose order is accepted by BancAffiliated, Inc. Thereafter, shares may be allocated to cover the orders of any other person subscribing for shares in the direct community offering so that each person subscribing for shares may receive 1,000 shares, if available, and thereafter on an equal number of shares basis per order until all orders have been filled.

  Public Offering

         As a final step in the conversion, the plan of conversion provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to selected members of the general public in a public offering through an underwriter. We call this the public offering. It is expected that the public offering will commence as soon as practicable after termination of the subscription offering and the direct community offering, if any. BancAffiliated, Inc. and Affiliated Bank, in their sole discretion, have the right to reject orders in whole or in part received in the public offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the public offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in the public offering. Orders for stock received in any public offering must first be filled to a maximum of two percent of the shares offered in the conversion and any remaining shares must be allocated on an equal number of shares per order until all orders have been filled.

         The price at which common stock is sold in the public offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering. No person, by himself or herself, or with an associate or group of persons acting in concert, may purchase more than $130,000 of common stock in the public offering, subject to the maximum purchase limitations. See "-- Limitations on Stock Purchases."

         Keefe, Bruyette & Woods, Inc. may enter into agreements with broker-dealers to assist in the sale of the shares in the public offering, although no agreements of this kind exist as of the date of this prospectus. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods, Inc. will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers.

         During the subscription offering and direct community offering, selected dealers may only solicit indications of interest from their customers to place orders with BancAffiliated, Inc. as of an order date for the purchase of shares of BancAffiliated, Inc. common stock. If Keefe, Bruyette & Woods, Inc. and Affiliated Bank believe that not enough indications of interest and orders have been received in the subscription offering and direct community offering to consummate the conversion, Keefe, Bruyette & Woods, Inc. will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to such customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date, which date will be three business days from the order date.

         Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will deposit funds to the account established by Affiliated Bank for each selected dealer. Each customer's funds forwarded to Affiliated Bank, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by Affiliated Bank from selected dealers, funds will earn interest at Affiliated Bank's current rate on savings accounts until the completion or termination of the conversion. Funds will be promptly returned, with interest, in the event the conversion is not consummated as described above.

         The public offering will be completed within 90 days after the termination of the subscription offering, unless extended by Affiliated Bank with the approval of the Office of Thrift Supervision. See "-- How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

  Persons Who are Not Permitted to Participate in the Stock Offering

         Affiliated Bank will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, Affiliated Bank is not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

  the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such jurisdiction is small;
  the granting of subscription rights or the offer or sale of shares of common stock to these persons would require any of BancAffiliated, Inc. and Affiliated Bank or their officers, directors or employees, under the laws of that jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in that jurisdiction or to qualify as a foreign corporation or file a consent to service of process in that jurisdiction; or
  the registration, qualification or filing in the judgment of Affiliated Bank would be impracticable or unduly burdensome for reasons of cost or otherwise.

  Where the number of persons eligible to subscribe for shares in one state is small, Affiliated Bank will base its decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register Affiliated Bank, its officers, directors or employees as brokers, dealers or salesmen.

  Limitations on Stock Purchases

         The plan of conversion includes the following limitations on the number of shares of BancAffiliated, Inc. common stock which may be purchased in the conversion:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;
(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

(a)	$130,000 or 13,000 shares of common stock;
(b)	one-tenth of one percent of the total offering of shares of common stock; or
(c)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Affiliated Bank in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (6) below;

(3)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

(a)	$130,000 or 13,000 shares of common stock;
(b)	one-tenth of one percent of the total offering of shares of common stock; or
(c)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Affiliated Bank in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (6) below;
(4)	Each Other Member may subscribe for and purchase in the subscription offering up to the greater of $130,000 or 13,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (6) below;
(5)	Persons purchasing shares of common stock in the direct community offering or public offering may purchase in the direct community offering or public offering up to $130,000 or 13,000 shares of common stock, subject to the overall limitation in clause (6) below;
(6)	The maximum number of shares of BancAffiliated, Inc. common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed 5% of the common stock sold in the conversion; and

(7)	No more than 25% of the total number of shares offered for sale in the subscription offering may be purchased by directors, officers and employees of Affiliated Bank in the fourth priority category in the subscription offering. No more than 35% of the total number of shares offered for sale in the conversion may be purchased by directors and officers of Affiliated Bank and their associates in the aggregate.

         Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Affiliated Bank, the boards of directors of BancAffiliated, Inc. and Affiliated Bank may, in their sole discretion, increase the individual amount permitted to be subscribed for to a maximum of 9.99% of the number of shares sold in the conversion, provided that orders for shares exceeding 5% of the shares being offered in the conversion shall not exceed, in the aggregate, 10% of the shares being offered in the conversion. Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

         The term "associate" when used to indicate a relationship with any person means:

    any corporation or organization (other than Affiliated Bank, BancAffiliated, Inc.,or a majority-owned subsidiary of any of them) of which such person is a director,officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

    any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity;

    any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Affiliated Bank, BancAffiliated, Inc. or any subsidiary of Affiliated Bank, or BancAffiliated, Inc. or any affiliate thereof; and

    any person acting in concert with any of the persons or entities specified above;

  When used to refer to a person other than an officer or director of Affiliated Bank, the board of directors of Affiliated Bank or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

         The term "acting in concert" is defined to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party. The determination of whether a group is acting in concert shall be made solely by the board of directors of Affiliated Bank or officers delegated by such board of directors and may be based on any evidence upon which such board or delegatee chooses to rely.

  Marketing Arrangements

         BancAffiliated, Inc. and Affiliated Bank have retained Keefe, Bruyette & Woods, Inc. as financial and marketing advisor to consult with and to advise Affiliated Bank, and to assist BancAffiliated, Inc., on a best efforts basis, in the distribution of the shares of common stock in the subscription offering and direct community offering. The services that Keefe, Bruyette & Woods, Inc. will provide include, but are not limited to:

    training the employees of Affiliated Bank who will perform ministerial functions in the subscription offering and direct community offering regarding the mechanics and regulatory requirements of the stock offering process;

    managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders;

    preparing marketing materials; and

    assisting in the solicitation of proxies from Affiliated Bank's members for use at the special meeting.

         For its services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $25,000 and a success fee of $50,000. The success fee paid to Keefe, Bruyette & Woods, Inc. will be in addition to the amount of the management fee. In the event that selected dealers are used to assist in the sale of shares of BancAffiliated, Inc. common stock in the direct community offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by such dealers. BancAffiliated, Inc. and Affiliated Bank have agreed to indemnify Keefe, Bruyette & Woods, Inc. against claims or liabilities, including liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc. may be required to make in connection with any such claims or liabilities.

         Sales of shares of BancAffiliated, Inc. common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc. or by the broker-dealers managed by Keefe, Bruyette & Woods. Keefe, Bruyette & Woods, Inc. has undertaken that the shares of BancAffiliated, Inc. common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met. A stock information center will be established at Affiliated Bank's office in Bedford, Texas. BancAffiliated, Inc. will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of BancAffiliated, Inc. common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of BancAffiliated, Inc. common stock in those states where the law permits. No officer, director or employee of BancAffiliated, Inc. or Affiliated Bank will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock. Keefe, Bruyette & Woods, Inc. has not prepared a report or opinion constituting recommendations or advice to Affiliated Bank or BancAffiliated, Inc. in connection with the conversion. In addition, Keefe, Bruyette & Woods, Inc. has expressed no opinion as to the prices at which BancAffiliated, Inc. common stock to be offered in the conversion may trade.

  Procedure for Purchasing Shares in the Subscription Offering

         To ensure that each purchaser receives a prospectus at least 48 hours before the subscription expiration date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to that date or hand delivered any later than two days prior to that date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

         To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Affiliated Bank, which may be given by completing the appropriate blanks in the order form, must be received by Affiliated Bank by noon, Bedford, Texas time, on the subscription expiration date, unless extended. In addition, BancAffiliated, Inc. and Affiliated Bank will require a prospective purchaser to execute a certification in the form required by applicable regulations in connection with any sale of common stock. Order forms which are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, Affiliated Bank will not accept orders submitted on photocopied or facsimiled order forms nor order forms unaccompanied by an executed certification form. Affiliated Bank has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Affiliated Bank, unless the conversion has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

         In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders, Other Members and directors, officers and employees are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, September 30, 1999, or the Supplemental Eligibility Record Date, March 31, 2001, and depositors as of the close of business on the voting record date, March 31, 2001, must list all accounts on the stock order form giving all names in each account and the account numbers.

         Payment for subscriptions may be made:

    by check or money order;

    by authorization of withdrawal from deposit accounts maintained with Affiliated Bank (including a certificate of deposit); or

    in cash, if delivered in person at any full-service banking office of Affiliated Bank, although we request that you exchange cash for a check with any of our tellers.

         No wire transfers will be accepted. Interest will be paid on payments made by cash, check or money order at our then-current savings account rate from the date payment is received until completion of the conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of BancAffiliated, Inc. common stock has been sold or the plan of conversion is terminated, whichever is earlier.

         If a subscriber authorizes Affiliated Bank to withdraw the amount of the purchase price from his deposit account, Affiliated Bank will do so as of the effective date of the conversion. Affiliated Bank will waive any applicable penalties for early withdrawal from certificate accounts.

         In the event of an unfilled amount of any subscription order, Affiliated Bank will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the conversion. If for any reason the conversion is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Affiliated Bank.

         Owners of self-directed IRAs may use the assets of their IRAs to purchase shares of BancAffiliated, Inc. common stock in the subscription offering and direct community offering. ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of common stock in the offerings make the purchases for the exclusive benefit of the IRAs. IRAs maintained at Affiliated Bank are not self-directed IRAs and any interested parties wishing to use IRA funds for stock purchases may do so, but are advised to contact the stock information center at (817) 282-1102 for additional information.

         The records of Affiliated Bank will be deemed to control with respect to all matters related to the existence of subscription rights and one's ability to purchase shares of common stock in the subscription offering.

  Restrictions on Transfer of Subscription Rights and Shares

         Pursuant to rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for that person's account. Each person exercising subscription rights will be required to certify that the person is purchasing shares solely for the person's own account and that the person has no agreement or understanding regarding the sale or transfer of the shares. Regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the conversion.

         Affiliated Bank will refer to the Office of Thrift Supervision any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

  Delivery of Certificates

         Certificates representing common stock issued in the conversion will be mailed by BancAffiliated, Inc.'s transfer agent to the persons entitled thereto at the addresses of the persons appearing on the stock order form as soon as practicable following completion of the conversion. Any certificates returned as undeliverable will be held by BancAffiliated, Inc. until claimed by persons legally entitled to them or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, they may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have commenced.

  Required Approvals

         Various approvals of the Office of Thrift Supervision are required in order to consummate the conversion. The Office of Thrift Supervision has approved the plan of conversion subject to approval by Affiliated Bank's members and other standard conditions. BancAffiliated, Inc.'s holding company application has been approved.

         BancAffiliated, Inc. is required to make certain filings with state securities regulatory authorities in connection with the issuance of BancAffiliated, Inc. common stock in the offerings.

  Judicial Review

         Any person hurt by a final action of the Office of Thrift Supervision which approves, with or without conditions, or disapproves a plan of conversion may obtain review of this action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of the person is located, or in the United States Court of Appeals for the District of Columbia, a written petition asking that the final action of the Office of Thrift Supervision be modified, terminated or set aside. This petition must be filed within 30 days after the publication of notice of final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. § 563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is promptly transmitted to the Office of Thrift Supervision by the clerk of the court and then the Office of Thrift Supervision files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the Office of Thrift Supervision. Review of these proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

  Restrictions on Purchase or Transfer of Shares After the Conversion

         All shares of common stock purchased in connection with the conversion by a director or an executive officer of BancAffiliated, Inc. and Affiliated Bank will be subject to a restriction that the shares not be sold for a period of one year following the conversion except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

         Purchases of common stock of BancAffiliated, Inc. by directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of BancAffiliated, Inc.'s outstanding common stock or to purchases of stock pursuant to an employee stock benefit plan.

         Pursuant to Office of Thrift Supervision regulations, BancAffiliated, Inc. will generally be prohibited from repurchasing any shares of the common stock for a period of one year following the conversion other than pursuant to (a) an offer to all stockholders on a pro rata basis which is approved by the Office of Thrift Supervision or (b) the repurchase of qualifying shares of a director, if any. BancAffiliated, Inc. has no intention of repurchasing shares of the common stock during such one year period.

  PROPOSED PURCHASES BY MANAGEMENT

         The following table sets forth, for each of Affiliated Bank's directors, advisory directors and executive officers both individually and as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates.

		At the Minimum of the Estimated Offering Range		At the Maximum of the Estimated Offering Range		At the Maximum of the Estimated Offering Range, As Adjusted
Name	Amount(1)	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered
Harry M. Goddard	$100,000	8,500	5.00%	10,000	4.35%	10,000	3.78%
Garry J. Graham	261,855	8,500	5.00	11,500	5.00	13,225	5.00
James E. Jennings	25,000	2,500	1.47	2,500	1.09	2,500	0.95
Kenneth L. Lee	180,000	8,500	5.00	11,500	5.00	13,225	5.00
Donna M. Rosiere	10,000	1,000	0.59	1,000	0.43	1,000	0.38
Kenneth L. Schilling	20,000	2,000	1.18	2,000	0.87	2,000	0.76
Donald H. Stone	130,000	8,500	5.00	11,500	5.00	13,000	4.91
William J. Wethington	180,000	8,500	5.00	11,500	5.00	13,225	5.00

All directors and executive officers as a group (8 persons)(2)	$906,855	48,000	28.24%	61,500	26.74%	68,175	25.78%

  ______________
[1]	Under applicable regulations of the Office of Thrift Supervision and the Plan of Conversion, the proposed purchases of Messrs. Goddard, Graham, Lee, Stone and Wethington will be limited to the lesser of 5% of the shares sold in the conversion or the amount set forth above, subject to the discretion of the Boards of Directors of BancAffiliated, Inc. and Affiliated Bank to increase the number of shares permitted to be subscribed for by any person (together with any associate or group of persons acting in concert) to up to 9.99% of the shares sold in the conversion, provided, however, that the amount by which any order exceeds 5% of the shares sold in the conversion shall be aggregated with the amount by which all other orders exceed 5% of the shares sold in the conversion, and that aggregate amount shall not exceed 10% of the shares offered in the conversion. The dollar amounts shown for Messrs. Goddard, Graham, Lee, Stone and Wethington reflect their intent to purchase, to the extent available, shares in excess of the 5% purchase limit. If such shares are not available, the number of shares purchased will be limited as shown. At the maximum of the estimated offering range, as adjusted, Messrs. Graham, Lee and Wethington would intend to purchase up to 26,185, 18,000 and 18,000 shares, respectively, or 9.99%, 6.81% and 6.81% of the shares sold in the conversion, respectively. See "Affiliated Bank's Conversion - Limitations on Stock Purchases."
[2]	Under applicable regulations of the Office of Thrift Supervision, the combined purchases of directors and executive officers, including shares purchased through individual retirement accounts and by associates, are limited to 35% of the common stock sold in the conversion. To the extent persons are permitted to purchase shares in excess of the 5% purchase limit, as discussed in footnote 1 above, the combined purchases by directors and officers may be increased subject to the amounts indicated as intended to be purchased, but in no event to an amount greater than the 35% limit. At the maximum of the estimated offering range, as adjusted, such combined purchases would be 34.29% of the common stock sold in the conversion, if directors and officers are able to purchase all shares that they have indicated an intention to purchase.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF

  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  General

         The following discussion is intended to assist in understanding the financial condition and results of operations of Affiliated Bank, F.S.B. The discussion and analysis does not include any comments relating to BancAffilliated, Inc., since BancAffiliated, Inc. has no significant operations. The information contained in this section should be read in conjunction with the financial statements and the accompanying notes to the financial statements and other sections contained in the prospectus.

         Affiliated Bank's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. Affiliated Bank's results of operation also are affected by the level of its noninterest income and expenses and income tax expense.

  Forward-Looking Statements

         This prospectus contains forward-looking statements which are based on assumptions and describe future plans, strategies and expectations of BancAffiliated, Inc. and Affiliated Bank. These forward-looking statements are generally identified by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project", or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements.

  Management Strategy

         Our strategy is to operate as an independent financial institution dedicated to serving the needs of both retail and commercial customers in our market area. Our commitment is to provide a reasonable range of products and services to meet the needs of our customers. As part of this commitment, we will continue the course established over the past few years of increasing our involvement in real estate and commercial lending as well as meeting our customers' consumer loan demand. Further, we plan to increase our deposit product line to attract new customers. Our goal is to grow the Bank while providing cost effective services to our market area.

         Financial highlights of our strategy include:

                Continuing Total Asset Growth and Earning Asset Growth. Affiliated Bank has been successful since the 1998 conversion from a credit union to a federal savings bank in growing total assets and earning assets. Total assets have grown $15.9 million or 127% from a June 30, 1999 total of $12.5 million to a November 30, 2000 total of $28.4 million. Further, earning assets have grown $15.3 million or 126% from a June 30, 1999 total of $12.1 million to a November 30, 2000 total of $27.4 million. The addition of new capital will allow Affiliated Bank to continue to grow its assets and further enhance profitability.

                Continuing as a Diversified Lender. Affiliated Bank has been successful over the past several years in growing and diversifying its loan portfolio. Since the 1998 credit union conversion, the Bank has shifted the loan portfolio from primarily consumer loans to commercial, business, construction, and real estate loans, representing 86% of the loan portfolio at November 30, 2000. After the conversion, we intend to continue our emphasis on offering commercial, business, construction, and real estate loans. Management has established limitations on the growth of the various loan portfolios that coincide with the regulatory established limitations. Since a number of the policy limitations and regulatory limitations are driven by the level of our capital, our limitations will increase with the additional capital. This diversification, however, increases the potential credit risk of our loan portfolio. See "Risk Factors - Our loan portfolio possesses increased risk due to our substantial number of construction, commercial real estate, commercial business and consumer loans, which could increase the level of our provision for loan losses."

                Continuing Our Strong Asset Quality. Since 1998, our ratio of nonperforming assets to total assets has not exceeded 1% of total assets and at November 30, 2000 this ratio was 0.07%

                 Continuing Our Strong Capital Position. As a result of our conservative risk management and profitability, we have historically maintained a strong capital position. Our equity to total assets was 23.2% at June 30, 1998 and has been reduced through asset growth to 8.1% at November 30, 2000. Additional capital will allow us to maintain a strong capital ratio while continuing growth.

                Efforts to Increase Transaction Accounts. As part of our emphasis on commercial and consumer business products and services, we are attempting to increase our level of transaction deposit accounts. This should improve the stability of our deposit portfolio, lower our cost of funds and increase our fee income.

         All of these are designed to improve our profitability.

  Asset and Liability Management and Market Risk

         Our Risk when Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk. As of November 30, 2000, our one-year cumulative interest rate sensitivity gap as a percentage of total assets was a negative 4.0%, which generally means if interest rates rise, our net interest income could be reduced because interest paid on interest-bearing liabilities, including deposits and borrowings, could increase more quickly than interest received on interest-earning assets, including loans and mortgage-backed and related securities. In addition, rising interest rates may hurt our income because they may reduce the demand for loans and the value of our mortgage-related and investment securities. In the alternative, if interest rates decrease, our net interest income could increase.

         How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

         In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we have adopted investment/asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. The board of directors sets and recommends the asset and liability policies of Affiliated Bank, which are implemented by the asset/liability management committee. The asset/liability management committee is chaired by President Graham and is comprised of members of our board of directors.

         The purpose of the asset/liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. The committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk, and profitability goals.

         The asset/liability management committee generally meets on a quarterly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. The asset/liability management committee recommends appropriate strategy changes based on this review. The President or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors at least quarterly.

         In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

  Originating adjustable rate loans,
  Originating a reasonable volume of short- and intermediate-term fixed rate loans,
  Managing our deposits to establish stable deposit relationships.

         At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset/liability management committee may determine to increase our interest rate risk position somewhat in order to maintain our net interest margin. In the future, we intend to continue our existing strategy of originating relatively short-term and/or adjustable rate loans.

         The asset/liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets and liabilities, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Affiliated Bank.

         The Office of Thrift Supervision provides Affiliated Bank with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by Affiliated Bank. It presents the change in Affiliated Bank's net portfolio value at September 30, 2000 (the latest data available), that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change.

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)	Net Portfolio Value (Dollars in Thousands)		Net Portfolio Value as % of PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change

+300 bp	2,015	-366	-15%	7.47%	-114 bp
+200 bp	2,197	-184	-8%	8.06%	-55 bp
+100 bp	2,320	-61	-3%	8.44%	-17 bp
0 bp	2,381			8.61%
-100 bp	2,350	-31	-1%	8.47%	-14 bp
-200 bp	2,316	-65	-3%	8.33%	-28 bp
-300 bp	2,375	-6	0	8.48%	-23 bp

  ___________

  (1)Assumes an instantaneous uniform change in interest rates at all maturities.

         The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

         The following table presents the contractual maturities and repricing data of Affiliated Bank's interest-earning assets and interest-bearing liabilities, commonly called a "gap" report, as of November 30, 2000. It gives an indication of our interest rate sensitivity position; however, it is used by management in conjunction with other reports to determine plans and strategies for managing our interest rate risk. The gap report has limitations; for example, no prepayment assumptions have been made with regard to interest-earning assets. Further, the gap analysis includes all funding sources, including interest earning and noninterest earning.

	Rate Sensitive			Not Rate Sensitive or Over 3 Years	Total
	Within 90 days	90 days to 1 Year	1 to 3 Years
	(Dollars in Thousands)
Interest-Earning Assets:
Deposits in banks	$123	$ ---	$ ---	$ ---	$ 123
Mortgage-backed and related securities	2,900	3,415	63	1,765	8,143
Federal Home Loan Bank stock	498	---	---	---	498
Loans	11,041	2,226	2,904	2,637	18,808
Total interest-earning assets	$14,562	$5,641	$ 2,967	$4,402	$27,572

Interest-Bearing Liabilities:
Savings accounts	$ 257	$ 378	$ 1,272	$ 617	$ 2,524
NOW, money market accounts and non-interest earning accounts	590	837	1,597	152	3,176
Time deposit accounts	3,390	7,568	164	---	11,122
Federal Home Loan Bank advances	8,306	22	475	213	9,016
Total interest-bearing liabilities	$12,543	$8,805	$ 3,508	$ 982	$25,838

Interest sensitivity gap	$2,019	$(3,164)	$(541)

Cumulative gap	$2,019	$(1,145)	$(1,686)

Ratio of interest-earning assets to interest-bearing liabilities	116.10%	64.07%	84.58%

Cumulative gap as a percentage of total assets	7.11%	(4.03)%	(5.94)%

         As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in the market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rate. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

  Changes in Financial Condition from June 30, 2000 to November 30, 2000.

         General. Total assets increased by $349,000 to $28.4 million at November 30, 2000. While the growth has been nominal in total assets, the composition of those assets has changed over the period. Loans have grown by $2.4 million while mortgage-backed and related securities and liquid assets have decreased by $2.0 million. The growth in loans was attributed to the continued growth of loan demand in Affiliated Bank's market areas.

         The allowance for loan losses at November 30, 2000 increased to $181,000, or 0.96% of total loans, from the June 30, 2000 amount of $153,000 or 0.94% of total loans. The increase in dollar amount was due primarily to the growth in the loan portfolio. Nonperforming loans were $20,000 at November 30, 2000 compared to $35,000 at June 30, 2000.

         Total deposits increased by approximately $200,000, to $16.8 million at November 30, 2000. Federal Home Loan Bank advances remained the same with the November 30, 2000 level of advances at $9.0 million.

         Total equity increased by $101,000 to $2.3 million at November 30, 2000, as a result of the retention of earnings.

  Changes in Financial Condition from June 30, 1999 to June 30, 2000.

         General. Our total assets increased by $15.5 million or 124% to $28.0 million at June 30, 2000 compared to June 30, 1999. The increase in assets was primarily due to a $8.6 million increase in mortgage-backed and related securities and loan growth of $5.6 million. Funding increased assets was an increase in deposits of $7.1 million and Federal Home Loan Bank advances of $8.2 million.

         Loans. Our net loan portfolio increased $5.6 million or 52.8% from $10.6 million at June 30, 1999 to $16.2 million at June 30, 2000. The increase in the loan portfolio over this time period was due to increased loan demand caused by our efforts to expand Affiliated Bank's real estate and commercial business lending activities. The loan portfolio increased in all categories, except consumer loans, with the largest increases in our real estate loans and commercial business loans. Real estate loans increased by $3.2 million from $7.3 million at June 30, 1999 to $10.5 million at June 30, 2000. Commercial business loans increased by $2.5 million from $800,000 at June 30, 1999 to $3.3 million at June 30, 2000.

         Securities. Mortgage-backed and related securities held to maturity were $8.6 million at June 30, 2000. We held no securities at June 30, 1999. The increase of $8.6 million was primarily due to the purchase of mortgage-backed and related securities to increase income.

         Liabilities. Our total liabilities increased $15.4 million or 148% to $25.8 million at June 30, 2000 compared to $10.4 million at June 30, 1999. This increase was due primarily to Federal Home Loan Bank advances of $8.2 million and deposit increases of $7.1 million loans. Federal Home Loan Bank advances grew from $800,000 to $9.0 million at June 30, 2000 and deposits grew from $9.5 million to $16.6 million at June 30, 2000.

         Equity. Total equity increased by $95,000 to $2.2 million at June 30, 2000, as a result of the retention of earnings.

         Average Balances, Net Interest Income, Yields Earned and Rates Paid

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carring a zero yield.

	Five Months Ended November 30,						Years Ended June 30,
	2000			1999			2000			1999
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Deposits in banks	$ 607	$ 17	6.72%	$ 856	$ 19	5.33%	$ 762	$ 43	5.64%	$ 323	$ 16	4.95%
Securities(1)	8,883	278	7.51	918	25	6.54	5,031	346	6.88	568	43	7.57
Loans	17,317	801	11.10	11,972	513	10.28	13,780	1,469	10.66	9,267	894	9.65

Total interest-earning assets	26,807	1,096	9.81%	13,746	557	9.73%	19,573	1,858	9.49%	10,158	953	9.38%

Noninterest-earning assets	913			445			656			533

Total assets	$27,720			$14,191			$20,229			$10,691

Interest-Bearing Liabilities:
Savings accounts	$ 2,624	$ 40	3.66	$ 3,238	$ 52	3.85	$ 3,054	$ 120	3.93	$ 2,973	$107	3.60
NOW and money market accounts	1,767	43	5.84	286	6	5.03	432	19	4.40	56	4	7.14
Time deposit accounts	11,276	305	6.49	6,211	135	5.22	8,498	484	5.70	4,663	266	5.70
Federal Home Loan Bank advances and Federal Funds purchased	8,248	227	6.61	1,581	35	5.31	5,158	308	5.97	361	14	3.88

Total interest-bearing liabilities	23,915	615	6.17%	11,316	228	4.84%	17,142	931	5.43%	8,053	391	4.86%

Noninterest-bearing liabilities and equity	3,805			2,875			3,087			2,638

Total liabilities and equity	$27,720			$14,191			$20,229			$10,691

Net interest income		$481			$329			$ 927			$562

Net interest spread(2)			3.64%			4.89%			4.06%			4.52%

Net interest margin(3)			4.31%			5.74%			4.74%			5.53%
  _____________________

  (1)Includes mortgage-backed and related securities and Federal Home Loan Bank stock.
  (2)The net interest spread is the difference between the average rate on interest-earning assets and interest-bearing liabilities.
  (3)The net interest margin is net interest income divided by average interest-earning assets.

         Rate/Volume Analysis

         The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Five Months Ended November 30, 2000 vs. 1999			Years Ended June 30, 2000 vs. 1999
	Increase (decrease) due to		Total Increase (Decrease)	Increase (decrease) due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in Thousands)
Interest income:
Deposits in banks	$ (13)	$ 11	$ (2)	$ 25	$ 2	$ 27
Investment securities	249	4	253	307	(4)	303
Loans	244	44	288	473	102	575

Total interest income	480	59	539	805	100	905

Interest expense:
Savings accounts	(10)	(2)	(12)	3	10	13
NOW and money market accounts	36	1	37	16	(1)	15
Time deposit accounts	131	39	170	218	---	218
Federal Home Loan Bank advances	181	11	192	282	12	294

Total interest expense	338	49	387	519	21	540

Net interest income	$142	$ 10	$152	$286	$ 79	$365

         The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings and borrowings and the resultant interest rate spreads at November 30, 2000.

At November 30, 2000

Weighted average yield on:
Deposits in banks	6.53%
Mortgage-backed and related securities	7.77%
Loans	10.08%
Federal Home Loan Bank stock	6.50%

Combined weighted average yield on interest-earning assets	9.32%

Weighted average rate paid on:
Savings accounts	3.73%
NOW and money market accounts	3.12%
Time deposit accounts	6.67%
Federal Home Loan Bank advances	6.51%

Combined weighted average rate paid on interest-bearing liabilities	5.90%

Spread	3.42%

  Comparison of Results of Operations for the Five Months Ended November 30, 1999 and 2000.

         General. We reported net income of $101,000 and $7,000 for the five months ended November 30, 2000 and 1999, respectively. The increase of $94,000 was primarily dur to an increase in net interest income of $152,000 offset by increases in operating expenses of $38,000, the provision for loan losses of $17,000 and income tax expense of $34,000. Further, a cumulative effect of an accounting change resulted in a $30,000 decrease to income in the November 30, 1999 period.

         Net Interest Income. Net interest income for the five months ended November 30, 2000 was $481,000 compared to $329,000 for the five months ended November 30, 1999. The increase was attributed to slightly higher yields and significantly higher volumes of loans and investment securities, slightly higher costs and significantly higher volumes of deposits and borrowings.

         Provision for Loan Losses. Affiliated Bank maintains an allowance for loan losses based on management's evaluation of the loan portfolio, historical experience, the volume and type of current general economic conditions, particularly as they relate to Affiliated Bank's loan portfolio, and other factors related to the collectibility of the Bank's loan portfolio. Based on management's evaluation of the loan portfolio, past loss experience, economic conditions, volume, growth and composition of the loan portfolio, a $17,000 increase in the addition to the provision for loan losses for the five months ended November 30, 2000 compared to the same period in 1999, was adequate to establish the allowance at a level necessary to absorb known and inherent losses in the loan portfolio at these interim periods.

         Affiliated Bank will continue to review its allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic and regulatory conditions dictate. Although Affiliated Bank maintains its allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Bank's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision and the FDIC, which can order the establishment of additional general or specific allowances.

         Income Tax Expense. Federal income tax expense for the five months ended November 30, 2000 was $34,000 compared to zero for the five months ended November 30, 1999. Pre-tax income increased from $37,000 in 1999 to $135,000 in 2000. Federal income tax expense for the five months ended November 30, 1999 was zero, primarily because of the reduction of the deferred tax valuation allowance. For additional information, see Note 9 of the Notes to Financial Statements.

         Other Operating Expense. Other operating expenses for the five months ended November 30, 2000 were $328,000 compared to $290,000 for the five months ended November 30, 1999. Compensation expense increased $14,000 in part as a result of salary increases for key staff members and the addition of personnel. Occupancy expense increased $19,000 as a direct result of our home office relocation and the resulting write-off of prior leasehold improvements and lease obligations of $27,000. Other operating expenses increased $5,000 as the result of the increased costs associated with our growth such as data processing and outsourcing of contract services.

         Cumulative Effect of Accounting Change. Included in the November 30, 1999 financial statements, as restated, are the effects of adopting the provisions of Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities.” Affiliated Bank expensed $30,000 net of income tax of $15,000.

  Comparison of Results of Operations for the Years Ended June 30, 1999 and 2000.

         General. We reported net income of $95,000 for the year ended June 30, 2000 and $19,000 for the year ended June 30, 1999. This increase in income was due primarily to an increase in net interest income of $365,000 offset by a decrease in non-interest income of $55,000 and an increase in non-interest expense of $213,000. Further, a cumulative effect of an accounting change decreased earnings by $30,000 in the June 30, 2000 period.

         Net Interest Income. Net interest income increased $365,000 or 65% to $927,000 for fiscal 2000 compared to fiscal 1999, reflecting a $905,000 or 95% increase in interest income, partially offset by a $540,000 or 138% increase in interest expense. Our interest rate spread decreased to 4.06% for fiscal 2000 compared to 4.52% for fiscal 1999. In addition, the ratio of average interest-earning assets to average interest-bearing liabilities decreased to 114% for year ended June 30, 2000 compared to 126% for year ended June 30, 1999.

         Interest Income. The increase in interest income of $905,000 for the year ended June 30, 2000 was primarily due to an increase in the average balance of interest-earning assets. The average balance of the securities portfolio increased to $5.0 million for the year ended June 30, 2000 from $568,000 for the year ended June 30,1999, due primarily to the purchase of securities partially match-funded by Federal Home Loan Bank advances. This resulted in an increase in income on securities of $303,000. In addition, the average balance of our loan portfolio grew by $4.5 million to $13.8 million for the year ended June 30, 2000 from $9.3 million for the year ended June 30, 1999 enhancing loan interest by $575,000. In the aggregate, interest-earning assets increased $9.4 to $19.6 million for the year ended June 30, 2000 from $10.2 million for the year ended June 30, 1999. The average yield on interest-earning assets increased to 9.49% for the year ended June 30, 2000 from 9.38% for the year ended June 30, 1999, primarily due to a general increase in market rates of interest.

         Interest Expense. The increase in interest expense of $540,000 for the year ended June 30, 2000 was primarily due to the increase in Federal Home Loan Bank advances and the increase in time deposit accounts. Average Federal Home Loan Bank advances increased by $4.8 million to $5.2 million for the year ended June 30, 2000 from $400,000 for the year ended June 30, 1999. This created an increase in Federal Home Loan Bank interest costs of $294,000. Average time deposits increased by $3.8 million to $8.5 million for the year ended June 30, 2000 from $4.7 million for the year ended June 30, 1999. This contributed to the $246,000 increase in deposit interest costs. The average rate on interest bearing liabilities increased from 4.86% at June 30, 1999 to 5.43% at June 30, 2000, due primarily to the liability mix changing with generally higher interest rates on the new funding.

         Provision for Loan Losses. We charge provisions for loan losses to earnings to maintain the total allowance for loan losses. Our determination of the allowance is based on an evaluation of the portfolio, past loss experience, current economic conditions, volume, growth and composition of the portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income. Our policies require the review of assets on a regular basis, and we appropriately classify loans as well as other assets if warranted. We believe we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that adjustments may be necessary depending upon a change in economic conditions.

         The provision for loan losses made during the year ended June 30, 1999 totaled $70,000 compared with a provision made during the year ended June 30, 2000 that totaled $55,000. In fiscal 1999, Affiliated Bank was concerned about the impact of a problem loan and increased its provision for loan losses accordingly. This loan paid off in the latter part of fiscal 1999 and the addition to the allowance for loan losses was distributed to other loans in our growing loan portfolio. Based upon management’s evaluation of our allowance for loan losses, it was not necessary to increase the provision for loan losses during fiscal 2000.

         While management uses the best information available to make evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions. We anticipate that our allowance for loan losses will increase as we continue to implement Affiliated Bank's strategy of originating primarily construction and commerical loans. Additionally, the Office of Thrift Supervision, as an integral part of its examination process, periodically review Affiliated Bank's allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on its judgment of information available to it at the time of its examination. See “Business of Affiliated Bank – Asset Quality – Allowance for Loan Losses”.

         Other Operating Income. Other operating income amounted to $40,000 and $95,000 for the years ended June 30, 2000 and 1999, respectively. The decrease is primarily attributed to a sale of repossessed real estate at a gain of $24,000 during the 1999 period with no such sale for the 2000 period and a decrease of approximately $31,000 due primarily to the substantial reduction in commissions on credit life insurance sales by Affiliated Bank.

         Other Operating Expenses. Other operating expenses increased $213,000 or 38% to $781,000 for the year ended June 30, 2000 compared to $568,000 for the year ended June 30, 1999. This is primarily due to a $91,000 increase in compensation and benefits arising from increased staffing, a $35,000 increase in occupancy costs resulting from the home office relocation and a $87,000 increase in other expenses associated with the systems necessary to support the growth of Affiliated Bank.

         Cumulative Effect of Accounting Change. Included in the June 30, 2000 financial statements, as restated, are the effects of adopting the provisions of Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities.” Affiliated Bank expensed $30,000 net of income tax of $15,000.

  Liquidity and Commitments

         Prior to the passage of the Financial Regulatory Relief and Economic Efficiency Act of 2000, in December 2000, we were required to maintain minimum levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above the minimum requirements imposed by Office of Thrift Supervision regulations and above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At November 30, 2000, our regulatory liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings, was 6.0%.

         Affiliated Bank's liquidity, represented by cash and cash equivalents and mortgage-backed and related securities, is a product of its operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed and related securities, and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide funds for our lending and investment activities, and enhance our interest rate risk management.

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, we maintain a strategy of investing in various lending products as described in greater detail under "Business of Affiliated Bank - Lending Activities." We use our sources of funds primarily to meet ongoing commitments, to pay maturing time deposits and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed and related securities. At November 30, 2000, the total approved loan origination commitments unfunded amounted to $3.9 million, which includes the unadvanced portion of construction loans of $2.7 million. There was one letter of credit in the amount of $72,400 at November 30, 2000. Time deposits and advances from the Federal Home Loan Bank scheduled to mature in one year or less at November 30, 2000, totaled $10.9 million and $8.3 million, respectively. Based on historical experience, management believes that a significant portion of maturing deposits will remain with Affiliated Bank. Affiliated Bank anticipates that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

         At November 30, 2000, Affiliated Bank had available to it additional advances from the Federal Home Loan Bank of approximately $1.5 million.

  Capital

         Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $2.3 million at November 30, 2000, or 8.1% of total assets on that date. As of November 30, 2000, we exceeded all regulatory capital requirements. Our regulatory capital ratios at November 30, 2000 were as follows: core capital 8.1%; Tier I risk-based capital 12.7%; and total risk-based capital 13.7%. The regulatory capital requirements to be considered well capitalized are 5%, 6% and 10%, respectively. See "How We Are Regulated--Regulatory Capital Requirements."

  Impact of Inflation

         The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels.

         The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

  Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. In July 1999, the FASB issued Statement No. 137, Deferral of the Effective Date of FASB Statement No. 133, which deferred the effective date of FAS 133 to no later than January 1, 2001 for Affiliated Bank's financial statements. FAS 133 requires companies to record derivatives on the balance sheet at fair value. Changes in the fair values of these derivatives would be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of assets or liabilities or cash flows from forecasted transactions. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and amendment of FASB Statement No. 133.

         In September 2000, the FASB issued Statement No. 140 (FAS 140), Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FAS 125 (of the same title). FAS 140 revises certain standards in the accounting for securitization transactions and collateral, but it carriers over most of FAS 125’s provisions. The collateral and disclosure provisions of FAS 140 are effective for year-end 2000 financial statements. The other provisions of this Statement are effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001 and Affiliated Bank has not yet completed the analysis to determine the impact of the revised provisions on the financial statement that will be issued after March 31, 2001.

         Management does not believe these pronouncements will have a significant effect on its operations.

         During 1998, Statement of Position (SOP) 98-5, “Reporting on the Costs of Start-Up Activities,” was issued. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up acitivites and organization costs to be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. Affiliated Bank adopted the provisions of this SOP in its restated June 30, 2000 financial statements, which resulted in a charge to income of $30,000 net of income tax of $15,000.

  BUSINESS OF BANCAFFILIATED, INC.

         Affiliated Bank is converting to the stock form of organization and will become a wholly owned subsidiary of BancAffiliated, Inc. BancAffiliated, Inc. initially will not be an operating company and, after the conversion, is not expected to engage in any significant business activity other than to hold the common stock of Affiliated Bank and to invest the funds retained by it.

         BancAffiliated, Inc. is not expected to own or lease real or personal property initially, but will instead use the facilities of Affiliated Bank. At the present time, BancAffiliated, Inc. does not intend to employ any persons, but will utilize the support staff of Affiliated Bank as necessary.

  BUSINESS OF AFFILIATED BANK

  General

         Affiliated Bank was established in 1959 as Affiliated Federal Credit Union. The credit union initially served the employees of Affiliated Food Stores. Over time, Affiliated Federal Credit Union's membership grew to include the employees of other small businesses in the Dallas-Fort Worth metropolitan area. However, as a credit union, Affiliated Federal Credit Union was legally restricted to serve only customers who shared a "common bond" such as a common employer.

         As a credit union, Affiliated Bank did not experience membership growth in recent years due to a reduction in the number of employees of Affiliated Food Stores. In addition, Affiliated Food Stores ceased operations in 1993, thereby eliminating the largest source of new customers for Affiliated Federal Credit Union. After reviewing its strategic options, the board of directors determined that converting to a federal mutual savings bank would address the problem of a declining customer base by providing access to all members of the general public. Therefore, after receiving the necessary regulatory approvals, on June 1, 1998, Affiliated Federal Credit Union converted to a federal mutual savings bank known as Affiliated Bank, F.S.B. Affiliated Bank can now serve the general public rather than being limited to serving only distinct employee groups.

         Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in construction and development loans, commercial business loans, commercial real estate loans, and permanent loans secured by first mortgages on owner-occupied, one- to four-family residences. We also originate automobile loans and, to a lesser extent, a variety of other consumer loans and multi-family residential loans.

         Our revenues are derived principally from interest on loans and mortgage-backed and related securities. We also generate revenue from service charges and other income.

         We offer a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings accounts, money market accounts, NOW and non-interest bearing demand deposit accounts and time deposit accounts with varied terms ranging from 30 days to 24 months. We solicit deposits in our primary market area of Tarrant County and we accept brokered deposits. We also rely on borrowings from the Federal Home Loan Bank as a source of funds.

  Market Area

         We intend to continue to be a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We are headquartered in Bedford, Texas, and have one full service banking office primarily serving Tarrant County, Texas.

  Lending Activities

         General. Our loans carry either a fixed or an adjustable rate of interest. Construction and commercial loans are generally shorter-term loans. Construction loans generally pay interest monthly with principal due at maturity. Commercial loans are generally short term and amortize monthly or have interest payable monthly or quarterly, and principal due at maturity. Mortgage loans generally have a longer term amortization, with shorter-term maturities, and principal and interest due each month. At November 30, 2000, our net loan portfolio totaled $18.6 million, which constituted 65% of our total assets.

         At November 30, 2000, the maximum amount which we could have loaned to any one borrower and the borrower's related entities was $500,000. At November 30, 2000, we had no loans or group of loans to related borrowers with outstanding balances in excess of this amount. Our five largest lending relationships at November 30, 2000 were as follows: (1) a $600,000 interim construction loan for a personal residence, of which $100,000 was participated to another lender, (2) a $700,000 development loan for over 60 single family lots, of which $200,000 was participated to another lender, (3) a $487,000 multi-family loan secured by 22 condominiums, (4) a $465,000 loan to refinance an office warehouse, and (5) a $500,000 loan relationship consisting of two loans for commercial business purposes. At November 30, 2000, all of these loans totaling $2.45 million in the aggregate were performing in accordance with their terms.

         The following table presents information concerning the composition of the Affiliated Bank's loan portfolio in dollar amounts and in percentages as of the dates indicated.

	November 30,		June 30,
	2000		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real Estate Loans:
One- to four-family residential	$ 2,210	10.2%	$ 2,073	10.2%	$ 1,208	9.5%
Multi-family residential	626	2.9	628	3.1	494	3.9

Total residential loans	2,836	13.1	2,701	13.3	1,702	13.4
Commercial real estate	2,226	10.3	2,901	14.2	3,389	26.7
Construction and development loans	9,425	43.7	8,910	43.8	4,220	33.2

Total real estate loans	14,487	67.1	14,512	71.3	9,311	73.3

Commercial business loans	4,503	20.8	3,338	16.4	807	6.4

Consumer Loans:
Automobile loans	1,512	7.0	1,589	7.8	1,543	12.1
Credit cards	395	1.8	415	2.0	461	3.6
Loans secured by deposits	337	1.6	406	2.0	509	4.0
Other personal and installment loans	366	1.7	9.0	.5	73.6

Total consumer loans	2,610	12.1	2,500	12.3	2,586	20.3

Total loans	21,600	100.00%	20,350	100.00%	12,704	100.00%

Loans in process	2,792		4,008		2,028

Allowance for loan losses	181		153		102

Net loans receivable	$18,627		$16,189		$10,574

         The following schedule illustrates the contractual maturity of Affiliated Bank's loan portfolio at November 30, 2000. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	One Year or Less	Over One Year to Five Years	Over Five Years	Total
	(Dollars in Thousands)
One- to four-family residential loans	$ 1,013	$ 400	$ 797	$ 2,210
Multi-family	---	626	---	626
Commercial real estate	1,646	580	---	2,226
Construction	6,573	60	---	6,633
Commercial business	2,583	1,307	613	4,503
All other loans	788	1,740	82	2,610
	$12,603	$4,713	$1,492	$18,808
Allowance for loan losses				181
Net loans				$18,627

         Of our total loans of $18.8 million at November 30, 2000, approximately $8.5 million have fixed rates of interest and approximately $10.3 million have adjustable rates of interest.

         Construction and Development Lending. We originate construction loans to builders and to individuals for the construction of their primary residences. Substantially all of these loans are secured by property located within our market area. Loans to individuals for the construction of their residences typically run for up to 12 months. The borrower pays interest only during the construction period. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. At November 30, 2000, we had $9.4 million or 43.7% of our gross loan portfolio in construction and development loans outstanding, of which $2.8 million was not disbursed. Of this amount, approximately $340,000 or 4% were fixed rate loans and approximately $9 million or 96% were adjustable rate loans. Our largest construction loan at November 30, 2000, was a $700,000 development loan for over 60 single family lots, of which $200,000 was participated to another lender. At November 30, 2000, this borrower had $169,000 outstanding to us.

         Construction loans generally have adjustable interest rates based upon the highest prime rate of interest published in the Wall Street Journal with terms of 12 months. The proceeds of the loan are advanced during construction based upon the percentage of completion as determined by an inspection of the project. The loan amount normally does not exceed 80% of the projected completed value. Whether we are willing to provide permanent financing to the purchaser of the home is determined independently of the construction loan by separate underwriting. In the event that upon completion the house is not sold, we generally will renew the loan for up to 6 months. However, following that renewal, if the house is still not sold, the builder is required to make principal and interest payments until the house is sold.

         Construction and development loans are obtained through continued business with builders who have previously borrowed from us, from walk-in customers and through referrals from existing customers and realtors. The application process includes submission of accurate plans, specifications and costs of the project to be constructed. These items are used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value or the cost of construction, including the land and the building. We generally conduct regular inspections of the construction project being financed.

         Because of the uncertainties inherent in estimating construction and development costs and the market for the project upon completion, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, the related loan-to-value ratios and the likelihood of ultimate success of the project. These loans also involve many of the same risks discussed below regarding commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans. In addition, payment of interest from loan proceeds can make it difficult to monitor the progress of a project.

         Commercial Business Lending. We also originate commercial business loans. At November 30, 2000, approximately $4.5 million or 24% of our gross loan portfolio was comprised of commercial business loans. Of this amount, approximately $1.2 million or 27% were fixed rate loans and approximately $3.3 million or 73% were adjustable rate loans. Our largest commercial business loan at November 30, 2000, was a $500,000 loan to a business borrower secured by marketable securities and real estate. At November 30, 2000, this borrower had $460,000 outstanding to us.

         Unlike residential mortgage loans, which are generally made on the basis of the borrower's ability to make repayments from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is likely to be dependent upon the general economic environment). These loans consist primarily of working capital equipment loans and lines of credit for business to support their operations. Our commercial business loans are usually, but not always, secured by business assets and generally by personal assets or guarantees as well. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. A small portion of our commercial business loans are unsecured.

         Commercial Real Estate Lending. Affiliated Bank offers commercial real estate loans. These loans are secured primarily by small retail establishments, rental properties and small office buildings located in our primary market area. At November 30, 2000, commercial real estate loans totaled $2.2 million or 12% of our gross loan portfolio. Of this amount, approximately $1.4 million or 64% were fixed rate loans and approximately $800,000 or 36% were adjustable rate loans. Our largest commercial real estate loan at November 30, 2000, was a $470,000 loan to a real estate investor secured by the real estate. At November 30, 2000, this borrower had $462,643 outstanding to us.

         We originate both fixed-rate and adjustable-rate commercial real estate loans. The interest rate on these loans is generally tied to the highest prime rate of interest published in the Wall Street Journal. Loan-to-value ratios on our commercial real estate loans typically do not exceed 80% of the appraised value of the property securing the loan. These loans typically require monthly payments, amortize over 15 to 25 years, and have maturities of 3 to 5 years.

         Loans secured by commercial real estate are underwritten based on the income producing potential of the property, the financial strength of the borrower and any guarantors. The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt. We may require an assignment of rents or leases in order to be assured that the cash flow from the project will be used to repay the debt. Appraisals on properties securing commercial real estate loans are performed by independent state licensed fee appraisers approved by the board of directors. See "-- Loan Originations, Purchases, Sales and Repayments."

         Loans secured by commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. See "- Asset Quality -- Non-Performing Loans."

         Consumer and Automobile Lending. Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. At November 30, 2000, our consumer loan portfolio totaled $2.6 million or 14% of our gross loan portfolio. We offer a variety of secured consumer loans, including automobile loans and loans secured by savings deposits. We also offer a limited amount of unsecured loans.

         The most significant component of our consumer lending is automobile loans. We originate automobile loans on a direct basis. These loans totaled $1.5 million at November 30, 2000 or 8% of our gross loan portfolio. Automobile loans may be written for up to five years and usually have fixed rates of interest. Loan to value ratios for automobile loans are up to 100% of the sales price for new automobiles and up to 100% of value on used cars, based on valuation from official used car guides.

         Affiliated Bank also originates credit card loans, loans secured by deposit accounts and other consumer loans. At November 30, 2000, we had $337,000 or 1.69% of our loan portfolio in loans secured by deposits. At November 30, 2000, we also had $395,000 in adjustable-rate credit card loans or 1.8% of our loan portfolio. Management is contemplating the discontinuance of its credit card lending.

         Consumer loans may entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans which are secured by rapidly depreciable assets, such as automobiles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. See "Risk Factors - Our loan portfolio possesses increased risk due to our substantial number of construction, commercial real estate, commercial business and consumer loans, which could increase the level of our provision for loan losses."

         One- to Four-Family Residential Lending. At November 30, 2000, one- to four-family residential mortgage loans totaled $2.2 million or 12% of our gross loan portfolio. We generally underwrite our one- to four-family loans based on the applicant's employment and credit history and the appraised value of the subject property. Presently, we lend up to 80% of the lesser of the appraised value or purchase price for one- to four-family residential loans. Should we grant a loan with a loan-to-value ratio in excess of 80%, we may require private mortgage insurance in order to reduce our exposure below 80%. Properties securing our one- to four-family loans are generally appraised by independent fee appraisers approved by the board of directors. We require our borrowers to obtain title and hazard insurance, and flood insurance, if necessary, in an amount not less than the value of the property improvements.

         We currently originate one- to four-family mortgage loans on a fixed- rate basis. Our pricing strategy for mortgage loans includes setting interest rates that are competitive with other local financial institutions and consistent with our internal needs. Generally, our home mortgages are structured with a 15 to 30 year amortization and with a 3 to 5 year maturity. While not mandatory, these loans will generally be renewed after repricing to the current market rate.

         Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property. The loans currently originated by us are not typically underwritten and documented pursuant to Freddie Mac guidelines. Under current policy, we originate these loans for portfolio. See "- Originations, Purchases, Sales and Repayments." We have not experienced difficulty with the payment history for these loans. See "- Asset Quality -- Non-Performing Assets" and "-- Classified Assets."

         Multi-Family Residential Lending. We offer multi-family residential loans. These loans are secured primarily by real estate located in our primary market area. At November 30, 2000, multi-family residential loans totaled $626,000 or 3% of our gross loan portfolio.

         Our multi-family residential loans are originated with both fixed and adjustable interest rates. The interest rate on these loans is generally tied to the prime rate of interest published in the Wall Street Journal. Loan-to-value ratios on our multi-family residential loans typically do not exceed 80% of the appraised value of the property securing the loan. These loans typically require monthly payments, are fully amortizing and have maximum maturities of 25 years.

         Loans secured by multi-family residential real estate are underwritten based on the income producing potential of the property and the financial strength of the borrower. The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt. We may require an assignment of rents or leases in order to be assured that the cash flow from the project will be used to repay the debt. Appraisals on properties securing multi-family residential loans are performed by independent state licensed fee appraisers approved by the board of directors. See "-- Loan Originations, Purchases, Sales and Repayments."

         Loans secured by multi-family residential properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family residential properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. See "- Asset Quality -- Non-Performing Assets."

  Loan Originations, Purchases, Sales and Repayments

         We originate loans through employees located at our office. Walk-in customers and referrals from our current customer base, advertisements, real estate brokers, mortgage loan brokers, and builders are also important sources of loan originations. While we originate both adjustable-rate and fixed-rate loans, our ability to originate loans is dependent upon customer demand for loans in our market area. Demand is affected by local competition and the interest rate environment. We also purchase and sell participation interests in loans.

         The following table shows the loan origination, purchase, sale and repayment activities of the Bank for the periods indicated, and includes loans originated for both our own portfolio and for sale of participating interests.

	Five Months November 30, 2000	Years Ended June 30,
		2000	1999
	(Dollars in Thousands)

Total loans, beginning of year	$16,342	$10,676	$ 5,207

Loan originations:
Real estate mortgage loans	6,170	12,302	10,201
Consumer loans	367	1,386	1,558
Other loans	3,397	3,979	1,083

Total loan originations	9,934	17,667	12,842

Loan repayments	6,857	11,190	6,848
Loan participations sold	611	811	525
Total repayments and sales	7,468	12,001	7,373

Total loans, end of period	$18,808	$16,342	$10,676

  Asset Quality

         When a borrower fails to make a payment on a mortgage loan on or before the default date, we mail a delinquency notice to the borrower when the loan is 10 days past due. When the loan is 20 days past due, we mail a subsequent delinquent notice to the borrower. All delinquent accounts are reviewed by loan personnel, who attempt to cure the delinquency by contacting the borrower once the loan is 20 days past due. If the loan becomes 30 days delinquent, the collector will generally contact by phone or send a personal letter to the borrower in order to identify the reason for the delinquency. Once the loan becomes 90 days delinquent, contact with the borrower is made typically requesting payment of the delinquent amount in full, or the establishment of an acceptable repayment plan to bring the loan current. If an acceptable repayment plan has not been agreed upon, loan personnel will generally refer the account to legal counsel, with instructions to prepare a notice of intent to foreclose. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. Once the loan becomes 120 days delinquent, and an acceptable repayment plan has not been agreed upon, the collection officer will turn over the account to our legal counsel with instructions to initiate foreclosure.

         For consumer loans a similar process is followed, with the initial written contact being made once the loan is 10 days past due. Follow-up contacts are generally made on an accelerated basis compared to the mortgage loan procedure.

         Delinquent Loans. The following table sets forth our loans delinquent 60 - 90 days and over past due by type, number, amount and percentage of type at November 30, 2000.

	60 to 89 days past due			90 days and over past due			Total Delinquent Loans
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
(Dollars in Thousands)

Real estate:
Residential	---	$---	---	---	$---	---	---	$---	---
Commercial	---	---	---	---	---	---	---	---	---
Construction	---	---	---	---	---	---	---	---	---

Other:
Consumer	3	1.04%		4	$4.15%		7	$5.19%
Commercial	---	---		---	---		---	---

Total	3	$ 1		4	$4		$7	$5

         Non-Performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. Non-performing assets consist of non-accrual loans, accruing loans past due 90 days and more, and foreclosed assets. Loans to a customer whose financial condition has deteriorated are considered for non-accrual status whether or not the loan is 90 days and over past due. Generally, all loans past due 90 days and over are classified as non-accrual. On non-accrual loans, interest income is not recognized until actually collected. At the time the loan is placed on non-accrual status, interest previously accrued but not collected is reversed and charged against current income.

         Foreclosed assets consist of real estate and other assets which have been acquired through foreclosure on loans. At the time of foreclosure, assets are recorded at the lower of their estimated fair value less selling costs or the loan balance, with any write-down charged against the allowance for loan losses. At all dates presented, we had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates.

	At November 30,	At June 30,
	2000	2000	1999
	(Dollars in Thousands)
Non-accruing loans:
Consumer	$16	$20	$9

Total	$16	20	9

Accruing loans past due 90 days and over:
Consumer	4	15	3

Total	4	15	3

Total non-performing loans	20	35	12

Foreclosed assets	---	---	---

Total non-performing assets	$20	$35	$12

Allowance for loan losses	$181	$153	$102

Coverage of non-performing loans	905.0%	437.0%	850.0%

Non-performing assets as a percentage of total assets	.07%	.12%	.10%

         Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of November 30, 2000, there was also an aggregate of $8,000 primarily in small balance credit card loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans have been considered in management's determination of the adequacy of our allowance for loan losses and carry special allocations of $6,000.

         Further, Affiliated Bank has identified one small business loan in the amount of $56,000 as a potential problem loan. This loan is presently paying as agreed and has no special allocation assigned.

         Classified Assets. Regulations provide for the classification of loans and other assets, such as debt and equity securities considered by regulators to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

         When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision, which may order the establishment of additional general or specific loss allowances.

         In connection with the filing of our periodic reports with the Office of Thrift Supervision and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at November 30, 2000, we had classified $23,000 of our assets as substandard, $5,000 as doubtful and none as loss. The total amount of classified assets represented 1.2% of our equity capital and 0.1% of our total assets at November 30, 2000.

         Allowance for Loan Losses. We maintain an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include the ratio analysis and specific allowances for identified problem loans. In addition, the allowance incorporates the results of measuring impaired loans as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

         The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk evaluation of the loans or pools of loans. Changes in risk evaluations of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based both on our historical loss experience as well as on significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

         The appropriateness of the allowance is reviewed and established by management based upon its evaluation of then-existing economic and business conditions affecting our key lending areas and other conditions, such as credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan. Senior management reviews these conditions quarterly in discussions with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the loss related to this condition is reflected in the unallocated allowance. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments.

         Management also evaluates the adequacy of the allowance for loan losses based on a review of individual loans, historical loan loss experience, the value and adequacy of collateral, and economic conditions in Affiliated Bank’s market area. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. For all specifically reviewed loans for which it is probable that Affiliated Bank will be unable to collect all amounts due according to the terms of the loan agreement, Affiliated Bank determines impairment by computing a fair value of the collateral if either based on discounted cash flows using the loan's initial interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans that are collectively evaluated for impairment and are excluded from specific impairment evaluation, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described above.

         Because the allowance for loan losses is based on estimates of losses inherent in the loan portfolio, actual losses can vary significantly from the estimated amounts. Our methodology as described permits adjustments to any loss factor used in the computation of the formula allowance in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio as of the evaluation date are not reflected in the loss factors. By assessing the estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon any more recent information that has become available. In addition, management’s determination as to the amount of our allowance for loan losses is subject to review by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation, which may require the establishment of additional general or specific allowances based upon their judgement of the information available to them at the time of their examination of Affiliated Bank.

         At November 30, 2000, our allowance for loan losses was $181,000 or 0.96% of the total loan portfolio and approximately 905% of total non-performing loans. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in our loan portfolios.

         The following table sets forth an analysis of our allowance for loan losses.

	Five Months Ended November 30 2000	Years Ended June 30, 2000
		2000	1999
	(Dollars in Thousands)

Total loans outstanding (at end of period)	$18,627	$16,189	$10,574

Average loans outstanding (period to date)	$17,317	$13,780	$ 9,267

Allowance for loan losses, beginning of period	$153	$102	$51

Loan charge-offs:
Consumer loans	8	11	20
Commercial loans	---	---	---
Total loan charge-offs	8	11	20

Loan recoveries:
Consumer loans	1	7	1
Total loan recoveries	1	7	1

Net loan charge-offs	(7)	(4)	(19)
Provision charged to operations	35	55	70

Allowance for loan losses, end of period	$181	$153	$102

Ratio of net loan charge-offs during the period
to average loans outstanding	.04%	.03%	.21%

Provision as a percentage of average loans	.20%	.40%	.66%

Allowance as a percentage of total loans	.97%	.95%	.96%

         The distribution of the allowance for losses on loans at the dates indicated is summarized as follows.

			At June 30,
	At November 30, 2000		2000		1999		1998
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount
	(Dollars in Thousands)

One- to four-family residential	$ 9	12%	$ 7	13%	$ 4	11%	$---
Multi-family residential	11	3	10	4	9	5	---
Commercial real estate	21	12	21	18	30	32	---
Construction and development loans	54	35	37	30	19	20	---
Commercial business loans	52	24	44	20	8	8	---
Automobile loans	19	8	21	10	21	14	1
Other personal and investment loans	15	6	13	5	4	10	7
Unallocated	154	---	118	---	93	---	42
	$181	100%	$153	100%	$102	100%	$51

  Investment Activities

          Affiliated Bank is required by federal regulations to maintain a minimum amount of liquid assets that may be invested in specified securities and is also permitted to make certain other securities investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Commitments." Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As of November 30, 2000, our liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 6% as compared to the regulatory requirement of 4.0%. Effective December 27, 2000, the law imposing a liquidity requirement on savings associations, such as the Bank, was repealed.

         Affiliated Bank is authorized to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federal savings banks may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings bank is otherwise authorized to make directly. See "How We Are Regulated - Affiliated Bank" for a discussion of additional restrictions on our investment activities.

         The president has the basic responsibility for the management of our investment portfolio, subject to the direction and guidance of the Investment/Asset and Liability Management Committee. The president considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

         The current objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

         Our investment securities currently consist of collateralized mortgage obligations and securities issued under government-sponsored agency programs. While these investment securities carry a reduced credit risk as compared to whole loans, they remain subject to the risk that a fluctuating interest rate environment, along with other factors like the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of the mortgage loans and so affect both the prepayment speed, and value, of the investment securities.

         Collateralized mortgage obligations are securities derived by reallocating the cash flows from mortgage-backed securities or pools of mortgage loans in order to create multiple classes, or tranches, of securities with coupon rates and average lives that differ from the underlying collateral as a whole. The term to maturity of any particular tranche is dependent upon the prepayment speed of the underlying collateral as well as the structure of the particular collateralized mortgage obligation. As a result of these factors, the estimated average lives of the collateralized mortgage obligations will be shorter than the contractual maturities as shown on the following table. Although a significant proportion of Affiliated Bank's collateralized mortgage obligations are interests in tranches which have been structured (through the use of cash flow priority and "support" tranches) to give somewhat predictable cash flows, the cash flow and hence the value of the collateralized mortgage obligations are subject to change.

         Affiliated Bank invests in collateralized mortgage obligations as an alternative to mortgage loans and conventional mortgage-backed securities as part of its asset/liability management strategy. Management believes that collateralized mortgage obligations represent attractive investment alternatives relative to other investments due to the wide variety of maturity and repayment options available through such investments. In particular, Affiliated Bank has from time to time concluded that intermediate and long duration collateralized mortgage obligations (with an expected average life of 20-years or less) represent a better combination of rate and duration than adjustable rate mortgage-backed securities. Because Affiliated Bank's collateralized mortgage obligations are purchased as an alternative to mortgage loans and because Affiliated Bank has the ability and intent to hold such securities to maturity, all such securities are classified as held-to-maturity. At November 30, 2000, Affiliated Bank held $3.8 million of collateralized mortgage obligations. All of Affiliated Bank's collateralized mortgage obligations are guaranteed by either Fannie Mae or Freddie Mac.

         To assess price volatility, the Federal Financial Institutions Examination Council adopted a policy which requires an annual "stress" test of mortgage derivative securities. This policy, which has been adopted by the Office of Thrift Supervision, requires Affiliated Bank to annually test its collateralized mortgage obligations and other mortgage-related securities to determine whether they are high-risk or non high-risk securities. Mortgage derivative products with an average life or price volatility in excess of a benchmark 30-year mortgage-backed pass-through security are considered high-risk mortgage securities. Under the policy, savings institutions, such as Affiliated Bank, may generally only invest in high-risk mortgage securities in order to reduce interest rate risk. As of November 30, 2000, Affiliated Bank had no high risk securities.

         In contrast to mortgage-backed pass-through securities in which cash flow is received (and, hence, prepayment risk is shared) pro rata by all securities holders, the cash flows from the mortgages or mortgage-backed securities underlying collateralized mortgage obligations are segmented and paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche of a collateralized mortgage obligations may therefore carry prepayment risk that differs from that of both the underlying collateral and other tranches. It is Affiliated Bank's strategy to purchase tranches of collateralized mortgage obligations that are categorized as "planned amortization classes," "targeted amortization classes" or "very accurately defined maturities" and are intended to produce stable cash flows in different interest rate environments.

         Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that investments be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. Statement of Financial Accounting Standards No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." These securities are reported at fair value, and unrealized gains and losses on the securities would be included in earnings. Affiliated Bank does not currently use or maintain a trading account. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity.

         The following table sets forth the composition of our collateralized mortgage obligation and investments portfolio at the dates indicated.

	November 30,		June 30,
	2000		2000		1999
	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
			(Dollars in Thousands)
Securities available for sale, at fair value:
Federal Home Loan Bank stock	$498	100%	$483	100%	$38	100%

Securities to be held to maturity, at amortized cost:
Mortgage-backed securities	$4,370	54%	$4,779	55%	$---	---%
Collateralized mortgage obligations	3,773	46	3,842	45	---	---

Total	$8,143	100%	$8,621	100%	$---	---%

Securities to be held to maturity, at fair value	$8,185		$8,602		$---

         The composition and maturities of the collateralized mortgage obligations and investment securities portfolio, excluding Federal Home Loan Bank stock, as of November 30, 2000, are indicated in the following table.

	Less than 1 Year		1 to 5 Years		Over 10 Years		Total Securities
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
	(Dollars in Thousands)
Securities to be held to maturity:
Mortgage-backed securities	$ 3	7.31%	$ ---	---%	$4,367	7.27%	$4,370	7.26%
Collateralized mortgage obligations	---	---	---	---	3,773	7.73%	3,773	7.75%
Total	$ 3	7.31%	$ ---	---%	$8,140	7.48%	$8,143	7.48%

  Sources of Funds

         General. Our sources of funds are deposits, borrowings, payment of principal and interest on loans, interest earned on or maturation of other investment securities and funds provided from operations.

         Deposits. We offer a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Our deposits consist of NOW accounts, time deposit accounts, savings, money market and demand deposit accounts. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits. We solicit deposits in our market area and rely on wholesale deposits obtained through our telemarketing efforts and deposit brokers. At November 30, 2000, we had $5.7 million in brokered deposits, all of which mature in one to 12 months. Management believes that the use of brokered deposits is a cost effective and stable method to manage the Bank's funding sources. However, following the conversion, management does not intend to rely as heavily on the use of brokered deposits as a funding source.

         The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on our experience, we believe that our deposits are relatively stable sources of funds. Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

         The following table sets forth our deposit flows during the periods indicated.

	Five Months Ended November 30,	Years Ended June 30,
	2000	2000	1999
	(Dollars in Thousands)

Net deposits (withdrawals) to non-brokered accounts	$ (1,262)	$ 3,875	$ 290
Net deposits (withdrawals) to brokered accounts	1,104	2,625	1,995
Interest credited to deposit accounts	348	613	412

Net increase	190	7,113	2,697

Opening balance of deposit accounts	16,632	9,519	6,822

Ending balance of deposit accounts	$16,822	$16,632	$9,519

Percent increase	1.14%	74.7%	39.5%

         The following table sets forth the dollar amount of savings deposits in the various types of deposit programs we offered at the dates indicated.
	November 30,		June 30,
	2000		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Noninterest-bearing accounts	$ 1,356	8.0%	$1,766	10.6%	$481	5.1%
Savings accounts	2,524	15.0	2,882	17.4	3,164	33.2
NOW and money market accounts	1,820	10.8	853	5.1	227	2.4
Total non-certificates	5,700	33.8	5,501	33.1	3,872	40.7
Certificates of deposit:
0.00% to 4.99%	160	1.0	400	2.4	1,044	11.0
5.00% to 5.99%	1,755	10.4	2,608	15.7	4,303	45.2
6.00% to 6.99%	4,024	23.9	5,181	31.1	300	3.1
7.00% to 7.99%	5,183	30.9	2,942	17.7	---	---
Total certificates	11,122	66.2	11,131	66.9	5,647	59.3
Total deposits	$16,822	100.0%	$16,632	100.0%	$9,519	100.0%

  _________
  *At November 30, 2000.

         The following table shows rate and maturity information for the Bank's certificates of deposit as of November 30, 2000.

	Amount	Weighted Average Rate
	(Dollars in Thousands)
Certificate accounts maturing within:
One month	$1,950	7.24%
One to three months	1,440	5.59
Three to six months	3,300	6.66
Six to nine months	2,837	7.04
Nine to twelve months	1,431	6.28
Twelve to eighteen months	77	6.73
Eighteen months to two years	87	6.86
Over two years	---	---
Total	$11,122	6.67%

         The following table indicates the amount of Affiliated Bank's certificates of deposit and other deposits by time remaining until maturity as of November 30, 2000.

	Maturity
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 months	Total
	(In Thousands)

Certificates of deposit less than $100,000	$1,436	$921	$1,226	$164	$3,747

Brokered certificates of deposits less than $100,000	$99	$589	$---	$---	$688

Certificates of deposit of $100,000 or more	301	300	1,050	---	1,651

Brokered certificates of deposit of $100,000 or more	1,554	1,490	1,992	---	5,036

Total certificates of deposit	$3,390	$ 3,300	$4,268	$164	$11,122

         Borrowings. Although deposits are our primary source of funds, we may utilize borrowings when they are a less costly source of funds, and can be invested at a positive interest rate spread, when we desire additional capacity to fund loan demand or when they meet our asset/liability management goals. Our borrowings historically have consisted of advances from the Federal Home Loan Bank of Dallas. See Note 7 of the Notes to Financial Statements.

         We may obtain advances from the Federal Home Loan Bank of Dallas upon the security of our mortgage loans and mortgage-backed securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features. At November 30, 2000, we had $9.0 million in Federal Home Loan Bank advances outstanding.

         The following table sets forth information as to our Federal Home Loan Bank advances for the periods indicated.

	Five Months Ended November 30,	Years Ended June 30,
	2000	2000	1999
	(Dollars in Thousands)
Federal Home Loan Bank advances:
Maximum balance	$8,977	$9,657	$756

Average monthly balance	$8,181	$5,086	$358

Amount outstanding at end of period	$8,966	$8,977	$754

Weighted average interest rate of advances at end of period	6.51%	6.45%	5.45%
Weighted average interest rate on average amounts outstanding during the period	6.57%	5.96%	3.90%

  Subsidiary and Other Activities

         At November 30, 2000, Affiliated Bank did not have any subsidiaries.

  Competition

         We face strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

         We attract all of our deposits through our single location. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments. We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates. As of November 30, 2000, we believe that we hold less than 1% of the deposits in our primary market area.

  Employees

         At November 30, 2000, we had a total of 9 employees, including one part-time employee. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

  Properties

         At November 30, 2000, we had one full service office. We own the office building in which our home office and executive offices are located, which was purchased in 1999. The net book value of our investment in premises, equipment and fixtures, excluding computer equipment, was approximately $432,000 at November 30, 2000.

         We believe that our current facilities are adequate to meet the present and immediately foreseeable needs of Affiliated Bank and BancAffiliated, Inc.

         We utilize a third party service provider to maintain our data base of depositor and borrower customer information. The net book value of the data processing and computer equipment utilized by us at November 30, 2000 was approximately $13,000.

  Legal Proceedings

         From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material liability as a result of such litigation.

  MANAGEMENT

  Management of BancAffiliated, Inc.

         The board of directors of BancAffiliated, Inc. consists of the same individuals who currently serve as directors of Affiliated Bank. The board of directors of BancAffiliated, Inc. is divided into three classes, as equal as possible. The directors shall be elected by the stockholders of BancAffiliated, Inc. for three year terms, or until their successors are elected. One class of directors, consisting of Donna M. Rosiere and William J. Wethington, has a term of office expiring at the first annual meeting of stockholders. A second class, consisting of Garry J. Graham, Harry M. Goddard and Kenneth J. Schilling, has a term of office expiring at the second annual meeting of stockholders. The third class, consisting of Kenneth L. Lee, Donald H. Stone and James E. Jennings, has a term of office expiring at the third annual meeting of stockholders.

         The following individual is the sole executive officer of BancAffiliated, Inc. and Affiliated Bank and holds the office set forth below opposite his name.

Executive	Position Held
Garry J. Graham	President, Chief Executive Officer and Chief Financial Officer

         Executive officers of BancAffiliated, Inc. are elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors.

         Information concerning the principal occupations, employment and compensation of the directors and executive officers of BancAffiliated, Inc. is set forth under "- Management of Affiliated Bank." Directors of BancAffiliated, Inc. initially will not be compensated by BancAffiliated, Inc. but will serve and be compensated by Affiliated Bank. It is not anticipated that separate compensation will be paid to directors of BancAffiliated, Inc. until such time as these persons devote significant time to the separate management of BancAffiliated, Inc. affairs, which is not expected to occur until BancAffiliated, Inc. becomes actively engaged in additional businesses other than holding the stock of Affiliated Bank. BancAffiliated, Inc. may determine that such compensation is appropriate in the future.

  Management of Affiliated Bank

         Because Affiliated Bank is a mutual savings bank, its members have elected its board of directors. Upon completion of the conversion, the directors of Affiliated Bank immediately prior to the conversion will continue to serve as directors of Affiliated Bank in stock form. The board of directors of Affiliated Bank in stock form will consist of eight directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of stockholders. Because BancAffiliated, Inc. will own all the issued and outstanding capital stock of Affiliated Bank following the conversion, the board of directors of BancAffiliated, Inc. will elect the directors of Affiliated Bank.

         The following table sets forth information regarding the board of directors of Affiliated Bank as of November 30, 2000.

Name	Age(1)	Positions Held With	Director Since(2)	Term of Office Expires
Donna M. Rosiere	44	Director	1989	2001
William J. Wethington	66	Director	1996	2001
Garry J. Graham	43	President and Director	1998	2002
Harry M. Goddard	50	Director	1997	2002
Kenneth L. Schilling	53	Director	1993	2002
Kenneth L. Lee	48	Director and Chairman of the Board	1991	2003
Donald H. Stone	47	Director and Vice Chairman of the Board	1993	2003
James E. Jennings	61	Director	1987	2003

  _________________________
  (1)       As of November 30, 2000.
  (2)        Includes time as a director of Affiliated Federal Credit Union with the exception of Mr. Graham.

         The business experience of each director for at least the past five years is set forth below.

         Donna M. Rosiere. Ms. Rosiere has served as an owner and operator of Two Bit Tow-DFW, Inc. since 1993, a towing company located in Fort Worth, Texas.

         William J. Wethington. Mr. Wethington has been a real estate investor since 1993.

         Garry J. Graham. Mr. Graham has served as President and Chief Executive Officer of Affiliated Bank since June of 1998 when it succeeded to the operations of Affiliated Federal Credit Union. Prior to joining Affiliated Bank he served as a bank consultant for over eight years.

         Harry M. Goddard. Mr. Goddard is the Texas regional manager with JEH/Eagle Supply, a roofing and construction materials supply company, located in Mansfield, Texas. He has held this position since 1994.

         Kenneth L. Schilling. Since 1993, Mr. Schilling has owned the Schilling Business and Tax Service, located in Watauga, Texas.

         Kenneth L. Lee. Mr. Lee has been the president and owner of K. Lee Enterprises, Inc., a real estate management firm located in Mansfield, Texas, since 1970.

         Donald H. Stone. Mr. Stone is the president and chief executive officer of Hawkins ProCuts, Inc., a franchiser of hair cutting salons located in Hurst, Texas. Mr. Stone has held this position since 1995.

         James E. Jennings. From 1981 to 1993, Mr. Jennings served as an executive with Affiliated Foods, Inc. Mr. Jennings retired in 1993.

  Executive Officers Who Are Not Directors

         We have no executive officers who are not also directors of BancAffiliated, Inc..

  Meetings and Committees of the Board of Directors

         Our board of directors meets monthly. During the fiscal year ended June 30, 2000, the board of directors held 12 meetings. No director attended fewer than 67% of the total meetings of the board of directors and committees on which such board member served during this period.

         We currently have standing Audit, Loan, Asset/Liability Management, Business Development/Marketing and Executive Committees. We do not have a standing Nominating Committee; rather, the Executive Committee performs this function.

         The Audit Committee is comprised of Messrs. Jennings, Schilling and Stone. Mr. Schilling serves as Chairman. The Audit Committee meets semi-annually or more frequently as needed. The committee recommends the independent auditors and reviews the audit report prepared by the independent auditors. This committee met two times in fiscal 2000 and oversees the audit and loan review activities of Affiliated Bank.

         The Asset/Liability Management Committee is chaired by Mr. Graham and Messrs. Graham, Lee, Schilling and Ms. Rosiere serve as members. The committee meets quarterly or more frequently as needed. The committee reviews, identifies and classifies Affiliated Bank's assets based on credit risk, in accordance with regulatory guidelines. This committee is also responsible for reviewing asset valuation and classification policies, as well as developing and monitoring asset disposition. The committee reviews and monitors Affiliated Bank's investment portfolio, liquidity position and interest rate risk. The committee is also responsible for reviewing and establishing loan and deposit interest rates. This committee met four times in fiscal 2000.

         The Loan Committee oversees all loan activities. The committee approves all loans that exceed management's loan authority, periodically reviews loans within the officer's loan authority and reviews all past due loans on a monthly basis. This committee meets weekly or more frequently as needed. The committee is comprised of Messrs. Goddard, Graham, Lee and Schilling with Mr. Lee serving as Chairman. This committee met 28 times in fiscal 2000.

         The Executive Committee is comprised of Messrs. Jennings, Stone and Wethington with Mr. Jennings serving as chairman. The committee meets on an as needed basis. The committee is generally authorized to oversee management or special projects on behalf of the full board of directors may conduct. This committee, which was formed in August 2000, did not meet in fiscal 2000.

         The Business Development/Marketing Committee is composed of Messrs. Goddard, Lee and Graham and Ms. Rosiere. Mr. Lee serves as chairman of the committee. The committee formulates business development plans and marketing strategies, including reviewing Affiliated

  Bank's product lines and making recommendations on products and services. This committee meets as needed. The committee met once in fiscal 2000.

  Directors' Compensation

         Members of Affiliated Bank's board of directors receive a fee of $250 per meeting attended and $100 per committee meeting attended. Loan committee members receive $100 per month, due to the frequency of meetings and $25 for each loan reviewed.

  Executive Compensation

         The following table sets forth a summary of information concerning the compensation paid by Affiliated Bank, including amounts deferred to future periods by the officers, for services rendered in all capacities during the year ended June 30, 2000 to the President and Chief Executive Officer of Affiliated Bank, the sole executive officer of Affiliate Bank. No other officer of Affiliated Bank received salary and bonus exceeding $100,000.

  Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation($)(1)	Restricted Stock Award($)(2)	Options(#)(2)	All Other Compensation(3)

Garry J. Graham President and Chief Executive Officer	2000	$97,000	---	---	---	---	$2,700
  _____________
(1)	This amount does not include personal benefits or perquisites which did not exceed the lesser of $50,000 or 10% of the named individual's salary and bonus.
(2)	As a mutual institution, Affiliated Bank does not have any stock option or restricted stock plans. BancAffiliated, Inc. does, however, intend to adopt such plans no earlier than one year following the conversion. See "- Benefits -- Stock Benefit Plan."
(3)	Amount represents contribution under Affiliated Bank's Savings Incentive Match Plan for Employees of Small Employers.

  Benefits

         General. Affiliated Bank currently provides health and welfare benefits to its employees, including hospitalization and comprehensive medical insurance, subject to deductibles and copayments by employees. Affiliated Bank also provides retirement benefits in the form of a Savings Incentive Match Plan for Employees of Small Employers ("Simple IRA").

         Simple IRA. Affiliated Bank maintains a qualified, tax-exempt savings plan known as a Simple IRA (the "Plan") with a cash or deferred feature qualifying under Section 408(p) of the

  Internal Revenue Code. Employees of Affiliated Bank who earned at least $5,000 in the preceding calendar year may participate in this Plan.

         Participants are permitted to make salary reduction contributions to the Plan of up to $6,000 of the participant's annual salary. In addition, Affiliated Bank may match the participant's contribution on a dollar for dollar basis up to 100% of the participant's before-tax contribution up to a maximum contribution by Affiliated Bank of 3% of the participant's annual salary for the year. All contributions by Affiliated Bank and the participants, as well as earnings, are fully and immediately vested.

         Participants may invest amounts contributed to their IRA accounts in any number of investment options available under the Plan. Each participant receives an annual statement which provides information regarding, among other things, the market value of his investments and contributions made to the Plan on the participant's behalf. For the year ended June 30, 2000, Affiliated Bank's contribution to the Plan on behalf of Mr. Graham was $2,700.

         Staff Bonus Plan. Affiliated Bank maintains a Staff Bonus Plan for its employees, excluding President Graham and Chairman of the Board Lee. The Staff Bonus Plan consists of two parts: (1) a holiday gift program in which the Bank provides nominal holiday gifts to its employees and (2) a cash bonus award program based on the Bank achieving or exceeding its pre-tax earnings budget for the fiscal year. Under the cash bonus award program, a cash bonus is paid to each eligible employee equal to one-half of their monthly pay, provided Affiliated Bank achieves its budget for the year. If the Bank exceeds its budget for the year, then the bonus is increased by the percent the Bank's pre-tax earnings exceed the budget. For fiscal year ended June 30, 2000, the Bank recorded $6,000 to its eligible employees under the Staff Bonus Plan.

         Stock Benefit Plans. In the future, we intend to adopt a stock option plan and a restricted stock plan for the benefit of selected directors, officers and employees. We anticipate that the stock option plan will have reserved a number of shares equal to at least 10% of the BancAffiliated, Inc. common stock sold in the conversion, and the restricted stock plan will have reserved a number of shares equal to at least 4% of the BancAffiliated, Inc. common stock sold in the conversion subject, if applicable, to regulatory limitations. Grants of stock options will be made at a price equal to 100% of the market value on the date of grant. Grants of common stock pursuant to the restricted stock plan will be issued without cost to the recipient. If a determination is made to implement a stock option plan or restricted stock plan, it is anticipated that any such plans will be submitted to stockholders for their consideration at which time stockholders would be provided with detailed information regarding such plan. If such plans are approved, and effected, they will have a dilutive effect on BancAffiliated, Inc. stockholders as well as affect BancAffiliated, Inc.'s net income and stockholders' equity, although the actual results cannot be determined until such plans are implemented. Any such stock option plan or restricted stock plan will not be submitted to stockholders for approval or implemented less than six months after the date of the completion of the conversion, subject to continuing Office of Thrift Supervision jurisdiction. If either the stock option plan or the restricted stock plan are implemented within one year of the consummation of the conversion, the granting of options and restricted stock will be subject to regulatory restrictions, including a requirement that the awards vest equally over a five year period.

         Employment Agreement for Garry J. Graham. In connection with the conversion, Affiliated Bank intends to enter into a three-year employment agreement with Mr. Graham, which will replace his existing agreement. Under the employment agreement, the initial salary level will be Mr. Graham's current salary of $112,000, and the agreement also provides for equitable participation by Mr. Graham in Affiliated Bank's employee benefit plans. The agreement provides that Mr. Graham's salary will be increased $15,000 for each $200,000 increase in pre-tax income earned by the Bank in excess of $200,000, with a maximum salary of $173,000. The agreement may be terminated by Affiliated Bank at any time or by the executive if he is assigned duties inconsistent with his initial position, duties, responsibilities and status. In the event that Mr. Graham's employment is terminated without cause or upon his voluntary termination following the occurrence of an event described in the preceding sentence, Affiliated Bank would be required to honor the terms of the agreement through the expiration of the contract, including payment of then current cash compensation and continuation of employee benefits.

         The employment agreement also provides for a severance payment and other benefits if Mr. Graham is involuntarily terminated because of a change in control of BancAffiliated, Inc. or Affiliated Bank. The agreement authorizes severance payments on a similar basis if Mr. Graham involuntarily terminates his employment following a change in control because he is assigned duties inconsistent with his position, duties, responsibilities and status immediately prior to the change in control.

         The maximum value of the severance benefits under the employment agreements is 2.99 times the executive's average annual W-2 compensation during the five calendar year period prior to the effective date of the change in control (base amount). Assuming that a change in control had occurred at November 30, 2000, Mr. Graham would be entitled to a payment of approximately $215,000. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual's base amount are deemed to be "excess parachute payments" if they are conditioned upon a change in control. Individuals receiving parachute payments in excess of three times of their base amount are subject to a 20% excise tax on the amount of the excess payments. If excess parachute payments are made, BancAffiliated, Inc. and Affiliated Bank would not be entitled to deduct the amount of the excess payments. The employment agreement provides that severance and other payments that are subject to a change in control will be reduced as much as necessary to ensure that no amounts payable to the executive will be considered excess parachute payments.

  Loans and Other Transactions with Officers and Directors

         Affiliated Bank has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with unaffiliated third parties prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, all loans and forgiveness of loans to directors and executive officers are approved by at least a majority of the independent, disinterested members of the board.

         All loans we make to our directors and executive officers are subject to regulations restricting loans and other transactions with affiliated persons of Affiliated Bank. Loans to all directors and executive officers and their associates totaled approximately $632,153 at November 30, 2000, which was 27.0% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at November 30, 2000.

  HOW WE ARE REGULATED

         Set forth below is a brief description of certain laws and regulations which are applicable to BancAffiliated, Inc. and Affiliated Bank. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

         Legislation is introduced from time to time in the United States Congress that may affect the operations of BancAffiliated, Inc. and Affiliated Bank. In addition, the regulations governing BancAffiliated, Inc. and Affiliated Bank may be amended from time to time by the Office of Thrift Supervision. Any such legislation or regulatory changes in the future could adversely affect BancAffiliated, Inc. or Affiliated Bank. No assurance can be given as to whether or in what form any such changes may occur.

  General

         Affiliated Bank, as a federally chartered savings institution, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. Affiliated Bank also is subject to regulation and examination by the FDIC, which insures the deposits of Affiliated Bank to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders. This regulatory oversight will continue to apply to Affiliated Bank following the reorganization.

         The Office of Thrift Supervision regularly examines Affiliated Bank and prepares reports for the consideration of Affiliated Bank's board of directors on any deficiencies that it may find in Affiliated Bank's operations. The FDIC also has the authority to examine Affiliated Bank in its role as the administrator of the Savings Association Insurance Fund. Affiliated Bank's relationship with its depositors and borrowers also is regulated to a great extent by both Federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of Affiliated Bank's mortgage requirements. Any change in such regulations, whether by the FDIC, the Office of Thrift Supervision or Congress, could have a material adverse impact on BancAffiliated, Inc. and Affiliated Bank and their operations.

  BancAffiliated, Inc.

         Pursuant to regulations of the Office of Thrift Supervision and the terms of BancAffiliated, Inc.'s Maryland articles of incorporation, the purpose and powers of BancAffiliated, Inc. are to pursue any or all of the lawful objectives of a thrift holding company and to exercise any of the powers accorded to a thrift holding company.

         If Affiliated Bank fails the qualified thrift lender test, BancAffiliated, Inc. must obtain the approval of the Office of Thrift Supervision prior to continuing after such failure, directly or through other subsidiaries, any business activity other than those approved for multiple thrift companies or their subsidiaries. In addition, within one year of such failure BancAffiliated, Inc. must register as, and will become subject to, the restrictions applicable to bank holding companies. See "- Qualified Thrift Lender Test."

  Affiliated Bank

         The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, Affiliated Bank is required to file periodic reports with the Office of Thrift Supervision and is subject to periodic examinations by the Office of Thrift Supervision and the FDIC. When these examinations are conducted by the Office of Thrift Supervision and the FDIC, the examiners may require Affiliated Bank to provide for higher general or specific loan loss reserves. All savings institutions are subject to a semi-annual assessment, based upon the savings institution's total assets, to fund the operations of the Office of Thrift Supervision.

         The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including Affiliated Bank and BancAffiliated, Inc.. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.

         In addition, the investment, lending and branching authority of Affiliated Bank is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Federal savings institutions are also generally authorized to branch nationwide. Affiliated Bank is in compliance with the noted restrictions.

         Affiliated Bank's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At November 30, 2000, Affiliated Bank's lending limit under this restriction was $500,000. Affiliated Bank is in compliance with the loans-to-one-borrower limitation.

         The Office of Thrift Supervision, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

  Insurance of Accounts and Regulation by the FDIC

         Affiliated Bank is a member of the Savings Association Insurance Fund, which is administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the Savings Association Insurance Fund or the Bank Insurance Fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

         The FDIC is authorized to increase assessment rates, on a semi-annual basis, if it determines that the reserve ratio of the Savings Association Insurance Fund will be less than the designated reserve ratio of 1.25% of Savings Association Insurance Fund insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on Savings Association Insurance Fund members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

         Since January 1, 1997, the premium schedule for Bank Insurance Fund and Savings Association Insurance Fund insured institutions has ranged from 0 to 27 basis points. However,

  Savings Association Insurance Fund and Bank Insurance Fund insured institutions are required to pay a Financing Corporation assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s, equal to approximately 2 basis points for each $100 in domestic deposits. The Savings Association Insurance Fund assessment prior to 2000 was about 6 basis since Bank Insurance Fund insured institutions did not fully participate in the assessment at that time. These assessments, which may be revised based upon the level of Bank Insurance Fund and Savings Association Insurance Fund deposits, will continue until the bonds mature in the year 2017.

  Regulatory Capital Requirements

         Federally insured savings institutions, such as Affiliated Bank, are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio or core capital requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

         The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement. At November 30, 2000, Affiliated Bank had $43,000 of intangible assets related to the conversion of Affiliated Bank no intangible assets.

         At November 30, 2000, Affiliated Bank had tangible capital of $2.3 million, or 8.1% of adjusted total assets, which is approximately $1.9 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

         The capital standards also require core capital equal to at least 4.0% of adjusted total assets unless its supervisory condition is such to allow it to maintain a 3.0% ratio. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. At November 30, 2000, Affiliated Bank had no intangibles which were subject to these tests.

         At November 30, 2000, Affiliated Bank had core capital equal to $2.3 million, or 8.1% of adjusted total assets, which is $1.2 million above the minimum requirement of 4.0% in effect on that date.

          The Office of Thrift Supervision also requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The Office of Thrift

  Supervision is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At November 30, 2000, Affiliated Bank had $65,000 of general loan loss reserves, which was less than 1.25% of risk-weighted assets.

         In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the Office of Thrift Supervision has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by Fannie Mae or Freddie Mac.

         On November 30, 2000, Affiliated Bank had total risk-based capital of $2.5 million and risk-weighted assets of $18.1 million; or total capital of 13.7% of risk-weighted assets. This amount was $1,042,000 above the 8.0% requirement in effect on that date.

         The Office of Thrift Supervision and the FDIC are authorized and, under certain circumstances, required to take certain actions against savings institutions that fail to meet their capital requirements. The Office of Thrift Supervision is generally required to take action to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8.0% risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the Office of Thrift Supervision may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Office of Thrift Supervision is authorized to impose the additional restrictions that are applicable to significantly undercapitalized institutions.

          As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized institution must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

         Any savings institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3.0% or a risk-based capital ratio of less than 6.0% and is considered "significantly undercapitalized" must be made subject to one or more additional specified actions and operating restrictions which may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution that becomes "critically undercapitalized" because it has a tangible capital ratio of 2.0% or less is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the Office of Thrift Supervision must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized institution is also subject to the general enforcement authority of the Office of Thrift Supervision and the FDIC, including the appointment of a conservator or a receiver.

         The Office of Thrift Supervision is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The imposition by the Office of Thrift Supervision or the FDIC of any of these measures on Affiliated Bank may have a substantial adverse effect on its operations and profitability.

  Limitations on Dividends and Other Capital Distributions

         Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

         Generally, savings institutions, such as Affiliated Bank, that before and after the proposed distribution remain well-capitalized, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the Office of Thrift Supervision may have its dividend authority restricted by the Office of Thrift Supervision. Affiliated Bank may pay dividends to BancAffiliated, Inc. in accordance with this general authority.

         Savings institutions proposing to make any capital distribution need not submit written notice to the Office of Thrift Supervision prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations, must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift Supervision may object to the distribution during that 30-day period based on safety and soundness concerns. See "- Regulatory Capital Requirements."

  Liquidity

         Prior to the passage of the Financial Regulatory Relief and Economic Efficiency Act of 2000 on December 27, 2000, all savings institutions, including Affiliated Bank, were required to maintain an average daily balance of liquid assets equal to a certain percentage of the average daily balance of its liquidity base during the preceding calendar quarter or a percentage of the amount of its liquidity base at the end of the preceding quarter. This liquid asset ratio requirement may vary from time to time between 4% and 10% depending upon economic conditions and savings flows of all savings institutions. The minimum liquid asset ratio was 4%. At November 30, 2000, Affiliated Bank was in compliance with the requirement, with an overall liquid asset ratio of 6.0%.

  Qualified Thrift Lender Test

         All savings institutions, including Affiliated Bank, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in

  Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At November 30, 2000, Affiliated Bank met the test with a 98% ratio and has always met the test since its effectiveness.

         Any savings institution that fails to meet the qualified thrift lender test must convert to a national bank charter, unless it requalifies as a qualified thrift lender within one year of failure and thereafter remains a qualified thrift lender. If an institution does not requalify and converts to a national bank charter, it must remain Savings Association Insurance Fund-insured until the FDIC permits it to transfer to the Bank Insurance Fund. If such an institution has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the institution is immediately ineligible to receive any new Federal Home Loan Bank borrowings and is subject to national bank limits for payment of dividends. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding Federal Home Loan Bank borrowings, which may result in prepayment penalties. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

  Community Reinvestment Act

         Under the Community Reinvestment Act, every FDIC-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with the examination of Affiliated Bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Affiliated Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the Office of Thrift Supervision. Due to the heightened attention being given to the Community Reinvestment Act in the past few years, Affiliated Bank may be required to devote additional funds for investment and lending in its local community. Affiliated Bank was examined for Community Reinvestment Act compliance and received a rating of satisfactory in its latest examination.

  Transactions with Affiliates

         Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the institution's capital. Affiliates of Affiliated Bank include BancAffiliated, Inc. and any company which is under common control with Affiliated Bank. In addition, a savings institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Office of Thrift Supervision has the discretion to treat subsidiaries of savings institutions as affiliates on a case by case basis.

         Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the Office of Thrift Supervision. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must generally be made on terms substantially the same as for loans to unaffiliated individuals.

  Federal Securities Law

         The stock of BancAffiliated, Inc. is registered with the SEC under the Securities Exchange Act of 1934, as amended. BancAffiliated, Inc. will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

         BancAffiliated, Inc. stock held by persons who are affiliates of BancAffiliated, Inc. may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal stockholders. If BancAffiliated, Inc. meets specified current public information requirements, each affiliate of BancAffiliated, Inc. will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

  Federal Reserve System

         The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At November 30, 2000, Affiliated Bank was in compliance with these reserve requirements. Savings institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require institutions to exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings, before borrowing from the Federal Reserve Bank.

  Federal Home Loan Bank System

         Affiliated Bank is a member of the Federal Home Loan Bank of Dallas, which is one of 12 regional Federal Home Loan Banks, that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing.

         As a member, Affiliated Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Dallas. At November 30, 2000, Affiliated Bank had $498,000 in Federal Home Loan Bank stock, which was in compliance with this requirement. In past years, Affiliated

  Bank has received substantial dividends on its Federal Home Loan Bank stock. Over the past two fiscal years such dividends have averaged 5.77% and were 5.91% for the fiscal year ended June 30, 2000.

         Under federal law the Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of Federal Home Loan Bank dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of Federal Home Loan Bank stock in the future. A reduction in value of Affiliated Bank's Federal Home Loan Bank stock may result in a corresponding reduction in Affiliated Bank's capital.

         For the five months ended November 30, 2000, Affiliated Bank recorded $20,000 in dividends paid by the Federal Home Loan Bank of Dallas as compared to $16,000 for the fiscal year ended June 30, 2000.

  TAXATION

  Federal Taxation

         General. BancAffiliated, Inc. and Affiliated Bank will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to BancAffiliated, Inc. or Affiliated Bank. Affiliated Bank's federal income tax returns have never been audited by the IRS.

         Following the conversion, BancAffiliated, Inc. anticipates that it will file a consolidated federal income tax return with Affiliated Bank commencing with the first taxable year after completion of the conversion. Accordingly, it is anticipated that any cash distributions made by BancAffiliated, Inc. to its stockholders would be considered to be taxable dividends and not as a non-taxable return of capital to stockholders for federal and state tax purposes.

         Method of Accounting. For federal income tax purposes, Affiliated Bank currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on June 30, for filing its federal income tax return.

         Bad Debt Reserves. As a result of the Small Business Job Protection Act, savings associations of Affiliated Bank's size may now use the experience method in computing bad debt deductions.

         Minimum Tax.The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Affiliated Bank has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

         Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. For losses incurred in the taxable years prior to August 6, 1997, the carryback period was three years and the carryforward period was 15 years. At November 30, 2000, Affiliated Bank had no net operating loss carryforwards for federal income tax purposes.

         Corporate Dividends-Received Deduction. BancAffiliated, Inc. may eliminate from its income dividends received from Affiliated Bank as a wholly owned subsidiary of BancAffiliated, Inc. if it elects to file a consolidated return with Affiliated Bank. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

  State Taxation

         The State of Texas does not have a corporate income tax, but it does have a corporate franchise tax. Prior to January 1, 1992, savings banks had been exempt from the corporate franchise tax. The tax for the year 2000 is the higher of 0.25% of taxable capital, usually the amount of paid in capital plus retained earnings, or 4.5% of "net taxable earned surplus." "Net taxable earned surplus" is net income for federal income tax purposes increased by the compensation of directors and executive officers and decreased by interest on obligations guaranteed by the U.S. government. Net income cannot be reduced by net operating loss carryforwards from years prior to 1991, and operating loss carryovers are limited to five years.

  RESTRICTIONS ON ACQUISITION
  OF BANCAFFILIATED, INC. AND AFFILIATED BANK

         The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire BancAffiliated, Inc., Affiliated Bank or their respective capital stock are described below. Also discussed are certain provisions in BancAffiliated, Inc.'s articles of incorporation and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire BancAffiliated, Inc..

  Federal Law

         The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire "control" of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home

  Owners' Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution (including its holding company) is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:

  it would result in a monopoly or substantially lessen competition;
  the financial condition of the acquiring person might jeopardize the financial stability of the institution; or
  the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

  These restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

         For a period of three years following completion of the conversion, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of BancAffiliated, Inc. or Affiliated Bank without Office of Thrift Supervision approval.

  Articles of Incorporation and Bylaws of BancAffiliated, Inc.

         The following discussion is a summary of certain provisions of the articles of incorporation and bylaws of BancAffiliated, Inc. that relate to corporate governance. The description is necessarily general and qualified by reference to the articles of incorporation and bylaws.

         Directors. Certain provisions of BancAffiliated, Inc.'s articles of incorporation and bylaws will impede changes in majority control of the board of directors. BancAffiliated, Inc.'s articles of incorporation provide that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. Thus, assuming a board of three directors or more, it would take two annual elections to replace a majority of BancAffiliated, Inc.'s board. BancAffiliated, Inc.'s articles of incorporation also provides that the size of the board of directors may be increased or decreased only by a majority vote of the whole board or by a vote of 80% of the shares eligible to be voted at a duly constituted meeting of stockholders called for such purpose. The bylaws also provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

         The articles of incorporation provide that a director may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote.

         Restrictions on Call of Special Meetings. The articles of incorporation of BancAffiliated, Inc. provides that a special meeting of stockholders may be called only through a resolution of the board of directors and only for business as directed by the board. Stockholders are not authorized to call a special meeting.

         Absence of Cumulative Voting. BancAffiliated, Inc.'s articles of incorporation do not provide for cumulative voting rights in the election of directors.

         Authorization of Preferred Stock. The articles of incorporation of BancAffiliated, Inc. authorizes 1,000,000 shares of serial preferred stock, $.01 par value. BancAffiliated, Inc. is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights, which could be multiple or as a separate class, and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of BancAffiliated, Inc. that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. If BancAffiliated, Inc. issued any preferred stock which disparately reduced the voting rights of the common stock, the common stock could be required to be delisted from the Nasdaq System. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the board deems to be in the best interests of BancAffiliated, Inc. and its stockholders.

         Limitation on Voting Rights. The articles of incorporation of BancAffiliated, Inc. provide that in no event shall any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. This limitation would not stop any person from soliciting or voting proxies from other beneficial owners for more than 10% of the common stock. This includes shares beneficially owned by any affiliate of a person, shares which a person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which a person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by directors, officers and employees of Affiliated Bank or BancAffiliated, Inc.. This provision will be enforced by the board of directors to limit the voting rights of persons beneficially owning more than 10% of the stock and thus could be utilized in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the stockholders.

         Procedures for Certain Business Combinations. BancAffiliated, Inc.'s articles of incorporation require that certain business combinations, including transactions initiated by management, between BancAffiliated, Inc., or any majority-owned subsidiary thereof, and a 10% or more stockholder either (i) be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of BancAffiliated, Inc., (ii) be approved by two-thirds of the board of directors (i.e., persons serving prior to the 10% stockholder reaching that ownership level) or (iii) involve consideration per share generally equal to that paid by the 10% stockholder when it acquired its block of stock.

         It should be noted that, since the board and management intend to purchase approximately 35% of the shares offered in the conversion and may control the voting of additional shares through the employee stock ownership plan and proposed restricted stock plan and stock option plan, the board and management may be able to block the approval of combinations requiring an 80% vote even where a majority of the stockholders vote to approve such combinations.

         Amendments to the Articles of Incorporation and Bylaws. Amendments to BancAffiliated, Inc.'s articles of incorporation must be approved by BancAffiliated, Inc.'s board of Directors and also by a majority of the outstanding shares of BancAffiliated, Inc.'s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required for amendment of certain provisions, including provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the articles of incorporation.

         The bylaws may be amended by a majority vote of the board of directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

         Purpose and Takeover Defensive Effects of BancAffiliated, Inc.'s Articles of Incorporation and Bylaws. We believe that the provisions described above are prudent and will reduce BancAffiliated, Inc.'s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. These provisions will also assist us in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion. We believe these provisions are in the best interest of Affiliated Bank and of BancAffiliated, Inc.. BancAffiliated, Inc.'s board will be in the best position to determine the true value of BancAffiliated, Inc. and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, we believe that it is in the best interests of BancAffiliated, Inc. and its stockholders to encourage potential acquirors to negotiate directly with the board of directors of BancAffiliated, Inc. and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also our view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of BancAffiliated, Inc. and which is in the best interests of all stockholders.

         Attempts to take over financial institutions and their holding companies have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the board of directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for BancAffiliated, Inc. and its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of BancAffiliated, Inc.'s assets.

         An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, these offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control, which could result from a tender offer or other takeover attempt, could result in BancAffiliated, Inc. no longer being a reporting company with the SEC and therefore deprive BancAffiliated, Inc.'s remaining stockholders of the benefits of the disclosure requirements of the Federal securities laws.

         Despite our belief as to the benefits to stockholders of these provisions of BancAffiliated, Inc.'s articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by BancAffiliated, Inc.'s board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. These provisions will also render the removal of BancAffiliated, Inc.'s board of directors and of management more difficult. BancAffiliated, Inc. will enforce the voting limitation provisions of the articles of incorporation in proxy solicitations and accordingly could utilize these provisions to defeat proposals that are favored by a majority of the stockholders. We, however, have concluded that the potential benefits outweigh the possible disadvantages.

         Pursuant to applicable law, at any annual or special meeting of its stockholders after the conversion, BancAffiliated, Inc. may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted to a Maryland corporation.

  BancAffiliated, Inc. does not presently intend to propose the adoption of further restrictions on the acquisition of BancAffiliated, Inc.'s equity securities.

  Benefit Plans

          In addition to the provisions of BancAffiliated, Inc.'s articles of incorporation and bylaws described above, the employment agreement entered into with Mr. Graham in connection with the conversion and certain benefit plans that BancAffiliated, Inc. and Affiliated Bank intend to adopt after completion of this offering contain provisions which also may discourage hostile takeover attempts which the board of directors of BancAffiliated, Inc. might conclude are not in the best interests of BancAffiliated, Inc., Affiliated Bank or BancAffiliated, Inc.'s stockholders. For a description of Mr. Graham's employment agreement and benefit plans and the provisions of such employment agreement and plans relating to changes in control of BancAffiliated, Inc. or Affiliated Bank, see "Management - Benefits."

  DESCRIPTION OF CAPITAL STOCK OF
  BANCAFFILIATED, INC.

  General

         BancAffiliated, Inc. is authorized to issue four million shares of common stock having a par value of $0.01 per share and one million shares of preferred stock having a par value of $0.01 per share. BancAffiliated, Inc. currently expects to issue up to a maximum of 230,000 shares of common stock, or 264,500 shares in the event that the maximum of the estimated offering range is increased by 15%, and no shares of preferred stock in the conversion. Each share of BancAffiliated, Inc.'s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of conversion, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of all aspects of BancAffiliated, Inc.'s capital stock which are deemed material to an investment decision with respect to the conversion.

         The common stock of BancAffiliated, Inc. will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

  Common Stock

         Distributions. BancAffiliated, Inc. can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of BancAffiliated, Inc. will be entitled to receive and share equally in these dividends as they may be declared by the board of directors of BancAffiliated, Inc. out of funds legally available for such purpose. If BancAffiliated, Inc. issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends. See "Our Policy Regarding Dividends."

         Voting Rights. Upon the effective date of the conversion, the holders of common stock of BancAffiliated, Inc. will possess exclusive voting rights in BancAffiliated, Inc. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors, therefore, directors will be elected by a plurality of the shares actually voting on the matter. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered "excess shares" and, accordingly, not be entitled to vote. See "Restrictions on Acquisition of BancAffiliated, Inc. and Affiliated Bank." If BancAffiliated, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights.

         Liquidation. In the event of any liquidation, dissolution or winding up of Affiliated Bank, BancAffiliated, Inc., as holder of Affiliated Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Affiliated Bank, including all deposit accounts and accrued interest thereon, all assets of Affiliated Bank available for distribution. In the event of liquidation, dissolution or winding up of BancAffiliated, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of BancAffiliated, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

         Rights to Buy Additional Shares. Holders of the common stock of BancAffiliated, Inc. will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if BancAffiliated, Inc. issues more shares in the future. Therefore, if additional shares are issued by BancAffiliated, Inc. without the opportunity for existing stockholders to purchase more shares, a stockholder's ownership interest in the Company may be subject to dilution. The common stock is not subject to redemption.

  Preferred Stock

         None of the shares of BancAffiliated, Inc.'s authorized preferred stock will be issued in the conversion. This stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. BancAffiliated, Inc. has no present plans to issue preferred stock. If preferred stock is issued in the future, BankAffiliated, Inc. will not offer preferred stock to promoters except on the same terms as it is offered to all other existing stockholders or to new stockholders; or the issuance will be approved by a majority of BankAffiliated, Inc.’s independent directors who do not have an interest in the transaction and have access, at BankAffiliated, Inc.’s expense, to its or independent legal counsel.

  TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for BancAffiliated, Inc. common stock is Register and Transfer Company, Cranford, New Jersey.

  EXPERTS

         Our consolidated financial statements for the year ended June 30, 2000 and 1999 included in this prospectus have been audited by the independent accounting firm of Payne, Falkner, Smith & Jones, P.C. As set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon the reports of these firms given upon their authority as experts in accounting and auditing.

         Ferguson & Company has consented to the publication herein of the summary of its report to Affiliated Bank setting forth its opinion as to the estimated pro forma market value of the common stock upon conversion and its letter with respect to subscription rights.

  LEGAL AND TAX OPINIONS

         The legality of the common stock and the federal income tax consequences of the conversion has been passed upon for Affiliated Bank by Jenkens & Gilchrist, A Professional Corporation, Washington, D.C. and Dallas, Texas, special counsel to Affiliated Bank and BancAffiliated, Inc.. The Texas franchise tax consequences of the conversion will be passed upon for Affiliated Bank by Payne, Falkner, Smith & Jones, P.C., Dallas, Texas. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Selman Munson & Lerner, P.C., Austin, Texas.

  ADDITIONAL INFORMATION

         BancAffiliated, Inc. has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including BancAffiliated, Inc.. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document.

         Affiliated Bank has filed an Application for Conversion and a Holding Company Application on Form H-(e)1-S with the Office of Thrift Supervision with respect to the conversion. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Midwest Regional Office of the Office of Thrift Supervision located at 225 East John Carpenter Freeway, Suite 500, Irving, Texas 75062-2731.

         In connection with the conversion, BancAffiliated, Inc. has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, BancAffiliated, Inc. and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, BancAffiliated, Inc. has undertaken that it will not terminate this registration for a period of at least three years following the conversion.

         A copy of the plan of conversion, the articles of incorporation, the charter and bylaws of BancAffiliated, Inc. and Affiliated Bank and the conversion appraisal report of Ferguson & Company are available without charge from Affiliated Bank. Requests for such information should be directed to: Stockholder Relations, Affiliated Bank, 500 Harwood Road, Bedford, Texas 76021 at (817) 285-6195.

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors' Report of Payne Falkner Smith & Jones, P.C.	F-2

Balance Sheet as of November 30, 2000 (unaudited and restated) and June 30, 2000 (restated)and 1999	F-3

Statement of Income and Comprehensive Income for the Five Months Ended November 30, 2000 and 1999 (unaudited and restated) and for the Years Ended June 30, 2000 (restated)and 1999	F-4

Statement of Changes in Retained Earnings for the Five Months Ended November 30, 2000 (unaudited and restated) and for the Years Ended June 30, 2000 (restated)and 1999	F-5

Statement of Cash Flows for the Five Months Ended November 30, 2000 and 1999 (unaudited and restated) and for the Years Ended June 30, 2000 (restated)and 1999	F-6

Notes to Financial Statements	F-7

         All schedules are omitted because the required information is not applicable or is included in the Financial Statements and related Notes.

         The financial statements of BancAffiliated, Inc. have been omitted because BancAffiliated, Inc. has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

  Independent Auditors’ Report

  The Board of Directors
  Affiliated Bank, FSB

  We have audited the accompanying balance sheet of Affiliated Bank, FSB (Bank) as of June 30, 2000 and 1999 and the related statements of income and comprehensive income, changes in retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Bank, FSB as of June 30, 2000 and 1999, the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

  As described in Note 17 to the financial statements, the Bank has restated its June 30, 2000 financial statements to include the effects of adopting Statement of Position 98-5.

  Dallas, Texas
  August 7, 2000
  (except for Note 16, as to
  which the date is April 11, 2001
  and Note 17, as to which the date
  is March 27, 2001)

  AFFILIATED BANK, FSB

  Balance Sheet
  (In Thousands of Dollars)

	November 30,	June 30,
	2000 (Unaudited) (Restated)	2000 (Restated)	1999
ASSETS
Cash and due from banks	$299	$421	$236
Federal funds sold	—	1,510	1,365
Interest bearing deposits in other banks	123	144	89

Total cash and cash equivalents	422	2,075	1,690

Federal Home Loan Bank stock, at cost	498	483	38

Securities held to maturity (fair value of $8,185
and $8,602 at November and June of 2000)	8,143	8,621	—

Loans, net	18,627	16,189	10,574

Bank premises and equipment, net	445	465	92

Accrued interest receivable	186	148	61

Other assets	59	50	57

Total assets	$28,380	$28,031	$12,512

LIABILITIES AND EQUITY

Deposits	$16,822	$16,632	$9,519

Advances from Federal Home Loan Bank	8,965	8,977	754

Other liabilities	281	211	123

Total liabilities	26,068	25,820	10,396

Commitments and contingencies	—	—	—

Equity:
Retained earnings, substantially restricted	2,312	2,211	2,116

Total liabilities and equity	$28,380	$28,031	$12,512

  See accompanying notes to financial statements.

  AFFILIATED BANK, FSB

  Statement of Income and Comprehensive Income
  (In Thousands of Dollars)

	For the Five Months Ended		For the Years Ended
	November 30,		June 30,
	2000 (Unaudited) (Restated)	1999 (Unaudited) (Restated)	2000(Restated)	1999
Interest and dividend income:
Loans	$801	$513	$1,469	$894
Investment securities	278	25	346	42
Other	17	19	43	16

Total interest income	1,096	557	1,858	952

Interest expense:
Deposits	388	193	623	377
Advances from Federal Home Loan Bank	227	35	308	13

Total interest expense	615	228	931	390

Net interest income	481	329	927	562
Provision for loan losses	35	18	55	70

Net interest income after provision for loan losses	446	311	872	492

Noninterest income:
Fee income on services charges	17	16	36	68
Gain on sale of foreclosed real estate	—	—	—	24
Other	—	—	4	3

Total noninterest income	17	16	40	95

Noninterest expense:
Compensation and benefits	170	156	390	299
Occupancy	76	57	197	162
Data processing	31	31	70	22
Other	51	46	124	85

Total noninterest expense	328	290	781	568

Income before income tax expense	135	37	131	19
Income tax expense	34	—	6	—
Income before cumulative effect of accounting change	101	37	125	19
Cumulative effect of accounting change (net of income tax of $15)	—	(30)	(30)	—

Net income	101	7	95	19
Other comprehensive income	—	—	—	—

Comprehensive income	$101	$7	$95	$19

  See accompanying notes to financial statements.

  AFFILIATED BANK, FSB

  Statement of Changes in Retained Earnings
  (In Thousands of Dollars)

Balance July 1, 1998	$2,097

Net income for the year ended June 30, 1999	19

Balance June 30, 1999	2,116

Net income for the year ended June 30, 2000 as restated	95

Balance June 30, 2000 as restated	2,211

Net income for the five months ended
November 30, 2000 (unaudited) as restated	101

Balance November 30, 2000 (unaudited) as restated	$2,312

  See accompanying notes to financial statements.

  AFFILIATED BANK, FSB

  Statement of Cash Flows
  (In Thousands of Dollars)

		For the Five Months Ended November 30,		For the Years Ended June 30,
		2000 (Unaudited) (Restated)	1999 (Unaudited) (Restated)	2000 (Restated)	1999

Cash flows from operating activities:
Net income		$99	$7	$95	$19
Adjustments to reconcile net income to net
cash provided by operating activities:
Cumulative effect of accounting change		—	30	30	—
Depreciation and amortization		26	9	55	17
Provision for loan losses		35	18	55	70
Gain on sale of foreclosed real estate		—	—	—	(24)
Writedown of foreclosed real estate		—	—	—	13
Increase in accrued interest and other assets	;	(45)	(320)	(110)	(37)
Increase in accrued interest and other liabilities		70	—	88	12

Net cash provided by (used by)
operating activities		185	(256)	213	70

Cash flows from investing activities:
Proceeds from sales of other real estate		—	—	—	84
Net decrease in interest bearing deposits		—	—	—	1,584
Purchase of securities held to maturity		—	(5,033)	(8,980)	—
Purchase of Federal Home Loan Bank stock		(15)	(163)	(445)	(38)
Paydowns of securities held to maturity		478	—	357	—
Net loans originated		(2,473)	(2,959)	(5,670)	(5,488)
Decrease in NCUSIF deposit		—	—	—	61
Net purchases of property and equipment		(6)	—	(426)	(40)

Net cash used by investing activities		(2,016)	(8,155)	(15,164)	(3,837)

Cash flows from financing activities:
Net increase in deposits		190	4,504	7,113	2,697
Proceeds from advances received from
Federal Home Loan Bank		(12)	3,289	8,223	754

Net cash provided by financing activities		178	7,793	15,336	3,451

Net (decrease) increase in cash and cash equivalents		(1,653)	(618)	385	(316)

Cash and cash equivalents at beginning of period		2,075	1,690	1,690	2,006

Cash and cash equivalents at end of period		$422	$1,072	$2,075	$1,690

  See accompanying notes to financial statements.

  AFFILIATED BANK, FSB

  Notes to Financial Statements

  June 30, 2000 and 1999

  Information as to November 30, 2000 and 1999 is Unaudited

  1.     Summary of Significant Accounting Policies

  The accounting and reporting policies of Affiliated Bank, FSB (Bank) conform to generally accepted accounting principles and to practices generally followed within the Banking industry. The following is a description of the more significant of these policies.

  Basis of Presentation

  In June 1998, an “Agreement and Plan of Charter Conversion and Merger” (Plan) was consummated by the Bank (formerly known as Affiliated Federal Credit Union). In accordance with the Plan, the Credit Union converted from a federally chartered credit union to a federally chartered mutual savings bank by establishment of Affiliated Bank, FSB. Upon consummation of the Plan, the Bank became subject to the regulation and supervision of the Office of Thrift Supervision (OTS) and Federal Deposit Insurance Corporation (FDIC). The Bank also became subject to federal income tax rules and regulations under the Internal Revenue Code.

  The primary reason for the adoption of the Plan was that the Credit Union’s membership sponsor ceased operations which restricted loan and deposit growth. Management anticipates that a savings bank charter, which has no membership restrictions, will allow the Bank to increase its loans and deposit base resulting in the opportunity for enhanced profitability.

  Use of Estimates

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues for the period. Actual results could differ significantly from those estimates.

  Cash and Cash Equivalents

  Cash and cash equivalents consist of cash on hand, certificates of deposit with original maturities of three months or less, and funds due from banks. For purposes of the statement of cash flows, the Bank considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  AFFILIATED BANK, FSB

  Investment Securities

  Trading Securities

  Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

  Securities Held-to Maturity

  Government, Federal agency, and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

  Securities Available for Sale

  Available for sale securities consist of investment securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are included in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the period of maturity.

  Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

  Loans and Allowance for Loan Losses

  Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

  Impaired loans are accounted for at the net present value of expected future cash flows, discounted at the loan’s effective interest rate, the observable market price of the loan or at the fair value of the collateral if the loan is collateral dependent.

  AFFILIATED BANK, FSB

  The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

  The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.

  Fees and Costs Associated with Originating Loans

  Loan origination fees, net of certain direct origination costs, are recognized as an adjustment of the related loan yield using the interest method.

  Bank Premises and Equipment

  Bank premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 years
Furniture, fixtures and equipment	3-10 years
Leasehold improvements	Term of the lease

  Other Real Estate Owned

  Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank’s cost of acquisition or the asset’s fair market value which becomes the property’s new basis. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized subject to management’s evaluation of its recoverability.

  Valuations are periodically performed by management, and an allowance for losses is established, if necessary, by means of a charge to operations if the carrying value of the property exceeds the lower of its fair value less estimated costs to sell or cost.

  Intangible Assets

  Intangible assets represent unamortized costs of converting from a federally chartered credit union to a federally chartered mutual savings bank and are being amortized on a straight line basis over ten years.

  AFFILIATED BANK, FSB

  Income Taxes

  Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  Until the date of the consummation of the Plan, as more fully discussed above, the Bank was exempt, by statute, from federal and state income taxes. Income tax expense from the date of conversion through June 30, 1999 was insignificant.

  Financial Instruments

  The Bank has not acquired or issued any derivative financial instruments.

  In the ordinary course of business the Bank has entered into certain off balance sheet financial instruments consisting of commitments to extend credit and credit card commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

  Fair Values of Financial Instruments

  The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

  Cash and short term instruments

  The carrying amounts of cash and short term instruments approximate their fair value.

  Available for sale and held to maturity securities

  Fair values for securities excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

  Loans

  For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

  AFFILIATED BANK, FSB

  Deposits

  The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit (CD’s) approximate their fair values at the reporting date. Fair values for fixed-rate CD’s are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

  Advances from Federal Home Loan Bank

  The carrying amount of the advances from Federal Home Loan Bank approximates its fair value.

  Accrued interest

  The carrying amounts of accrued interest approximate their fair values.

  Off balance sheet instruments

  Fair values for off balance sheet lending commitments are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties’ credit standings.

  Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. In July 1999, the FASB issued Statement No. 137, Deferral of the Effective Date of FASB Statement No. 133, which deferred the effective date of FAS 133 to no later than January 1, 2001 for the Bank’s financial statements. FAS 133 requires companies to record derivatives on the balance sheet at fair value. Changes in the fair values of those derivatives would be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of assets or liabilities or cash flows from forecasted transactions. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.

  AFFILIATED BANK, FSB

  In September 2000, the FASB issued Statement No. 140 (FAS 140), Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FAS 125 (of the same title). FAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of FAS 125’s provisions. The collateral and disclosure provisions of FAS 140 are effective for year-end 2000 financial statements. The other provisions of this Statement are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

  Management does not believe these pronouncements will have a significant effect on its operations.

  Reclassification

  Certain amounts previously reported have been reclassified to conform to the current format.

  Interim Financial Information

  The unaudited balance sheet as of November 30, 2000 and the related unaudited statements of income, changes in retained earnings and cash flows for the five months ended November 30, 2000 and 1999 have been prepared in a manner consistent with the audited financial information presented.

  In the opinion of the Bank’s management, all adjustments necessary to fairly present the financial position of the Bank at November 30, 2000 and its income, changes in equity, and cash flows for the five months then ended, all of which are of a normal and recurring nature, have been included. The income and cash flows for the five months ended November 30, 2000 should not be considered indicative of the results to be expected for the full year.

  AFFILIATED BANK, FSB

  2.     Statement of Cash Flows

  The Bank has chosen to report on a net basis its cash receipts and cash payments for members’ shares and savings accounts accepted and repayments of those members’ shares and savings accounts, loans made to members and principal collections on those loans and interest bearing deposits in other financial institutions.

  The Bank uses the indirect method to present cash flows from operating activities. Supplemental cash flow information is presented as follows (in thousands):

	For the Five Months Ended November 30,		For the Years Ended June 30,
	2000	1999	2000	1999
Cash transactions:
Interest expense paid	$572	$214	$930	$392

Income taxes paid	$10	$—	$—	$—

Noncash transactions:
Net disposition of other
real estate owned	$—	$—	$—	$73

  3.     Debt and Equity Securities

  Debt and equity securities have been classified in the balance sheet according to management’s intent. The carrying amount of securities and their approximate fair values are as follows (in thousands):

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities Held to Maturity
November 30, 2000:
Mortgage backed securities	$4,370	$18	$7	$4,381
Collateralized mortgage obligations	3,773	38	7	3,804

	$8,143	$56	$14	$8,185

June 30, 2000:
Mortgage backed securities	$4,779	$2	$33	$4,748
Collateralized mortgage obligations	3,842	33	21	3,854

	$8,621	$35	$54	$8,602

  AFFILIATED BANK, FSB

  The securities held to maturity are backed by GNMA, FNMA or FHLMC.

  There were no sales of investment securities during 2000 or 1999.

  Investment securities with an amortized cost of approximately $8,143,000 and $8,621,000 were pledged to secure borrowings at November 30, and June 30, 2000, respectively . There were no pledged investment securities at June 30, 1999.

  The amortized cost and estimated market value of debt and equity securities are shown below (in thousands) . Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without prepayment penalties.

	November 30, 2000		June 30, 2000
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$3	$3	$4	$4
Due from one year to five years	—	—	972	954
Due from five to ten years	—	—	—	—
Due after ten years	4,367	4,378	3,803	3,790

	4,370	4,381	4,779	4,748
Collateralized mortgage obligations	3,773	3,804	3,842	3,854

	$8,143	$8,185	$8,621	$8,602

  AFFILIATED BANK, FSB

  4.     Loans and Allowance for Loan Losses

  The composition of loans consisted of the following (in thousands):

	November 30	June 30
	2000	2000	1999
Real estate:
Residential 1-4 family	$2,210	$2,073	$1,208
Multi-family	626	628	494
Commercial	2,226	2,901	3,389
Construction	9,425	8,910	4,220

	14,487	14,512	9,311
Commercial	4,503	3,338	807
Consumer:
Automobile	1,512	1,589	1,543
Loans secured by deposits	395	406	509
Credit cards	337	415	461
Other	366	90	73

	2,610	2,500	2,586

	21,600	20,350	12,704
Allowance for loan losses	(181)	(153)	(102)
Loans in process	(2,792)	(4,008)	(2,028)

	$18,627	$16,189	$10,574

  A summary of the activity in the allowance for loan losses for the years ended are as follows (in thousands):

	For the Five Months Ended November 30,		For the Years Ended June 30,
	2000	1999	2000	1999
Balance at beginning of period	$153	$103	$102	$51
Provision charged to operations	35	18	55	70
Loans charged-off	(8)	(9)	(12)	(20)
Recoveries	1	7	8	2

Balance at end of period	$181	$118	$153	$102

  AFFILIATED BANK, FSB

  The Bank extends commercial and consumer credit loans primarily to borrowers in the state of Texas. At June 30, 2000, substantially all of the Bank loans were collateralized with real estate, automobiles, deposits, and other assets. Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is substantially dependent upon the general economic conditions.

  Impairment of loans having recorded investments of approximately $20,000 and $19,000 at November 30, 2000 and June 30, 2000 have been recognized in conformity with FASB Statement No. 114 as amended by FASB Statement No. 118. There were no impaired loans at June 30, 1999. The average recorded investment in impaired loans during 2000 was approximately $10,000. The total allowance for loan losses related to these loans was approximately $12,000 and $8,000 at November 30, and June 30, 2000, respectively. Interest income recognized on impaired loans for such payments received in 2000 and 1999 was insignificant.

  5.     Accrued Interest Receivable

  Accrued interest receivable consisted of the following (in thousands):

	November 30,	June 30,
	2000	2000	1999
Loans receivable	$138	$104	$61
Mortgage-backed and related securities	48	44	—

	$186	$148	$61

  6.     Bank Premises and Equipment

  Property and equipment is summarized as follows (in thousands):

	November 30,	June 30,
	2000	2000	1999
Land	$100	$100	$—
Building	285	285	—
Furniture, fixtures and equipment	97	95	66
Leasehold improvements	77	76	86

	559	556	152
Less accumulated depreciation and
amortization	114	91	60

	$445	$465	$92

  AFFILIATED BANK, FSB

  7.     Advances From Federal Home Loan Bank

  Advances from the Federal Home Loan Bank amounted to approximately $8,965,000, $8,977,000 and $754,000 at November 30, and June 30, 2000 and June 30, 1999, respectively. The borrowings are collateralized by a security agreement which requires the Bank to maintain a certain level of qualified first mortgage collateral in relation to the amount of outstanding debt. The borrowings bear interest rates ranging from 5.24% to 6.53%.

  The scheduled repayments of principal due on outstanding advances are as follows (in thousands):

Year Ending June 30,	November 30, 2000	June 30, 2000
2001	$8,266	$8,278
2002	30	30
2003	32	32
2004	439	439
2005	35	35
Thereafter	163	163

	$8,965	$8,977

  8.     Deposits

  Deposits are summarized as follows (in thousands):

	Weighted Average Rate at
	November 30,	June 30,	November 30,	June 30,
	2000	2000	2000	2000	1999
Demand accounts	0.28%	0.32%	$1,403	$1,766	$481
Money market	5.34%	2.68%	1,773	853	227
Savings	3.81%	3.73%	2,524	2,882	3,164

			5,700	5,501	3,872

Certificates of deposit:
0.0% to 4.99%			160	400	1,044
5.0% to 5.99%			1,755	2,608	4,303
6.0% to 6.99%			4,024	5,182	300
7.0% to 7.99%			5,183	2,941	—

			11,122	11,131	5,647

			$16,822	$16,632	$9,519

  AFFILIATED BANK, FSB

  Scheduled maturities of certificates of deposit are as follows:

	November 30, 2000	June 30, 2000
Year Ending June 30,
2001	$6,933	$7,842
2002	4,154	3,238
2003	35	51

	$11,122	$11,131

  Interest expense on deposits is summarized as follows (in thousands):

	For the Five Months Ended November 30,		For the Years Ended June 30,
	2000	1999	2000	1999
Demand deposits	$9	$6	$19	$4
Money market	34	—	—	—
Savings	40	52	120	107
Certificate of deposit	305	135	484	266

	$388	$193	$623	$377

  The weighted average rates on certificates of deposits are 6.67%, 6.34% and 5.18% at November 30, and June 30, 2000 and June 30, 1999, respectively.

  Deposits in excess of $100,000 are not federally insured.

  9.     Income Taxes

  The provision for income taxes consisted of the following (in thousands):

	For the Five Months Ended November 30,		For the Years Ended June 30,
	2000	1999	2000	1999
Income tax expense (benefit):
Current	$46	$—	$16	$—
Deferred	(12)	(15)	(25)	—

Total tax consequences	$34	$(15)	$(9)	$—
Less: tax effects of change in accounting principle	—	(15)	(15)	—

Income tax expense	$34	$—	$6	$—

  AFFILIATED BANK, FSB

  The provision for federal income taxes is less than that computed by applying the federal statutory rate of 34% as indicated in the following analysis (in thousands):

	For the Five Months Ended November 30				For the Years Ended June 30,
	2000	%	1999	%	2000	%	1999	%
Taxed based on statutory rate	$45	34%	$(3)	34%	$30	34%	$6	34%
Reduction in the valuation allowance for the net deferred tax asset	—	—	(13)	(164%)	(48)	(54%)	(6)	(34%)
Other	(11)	(8%)	1	12%	9	10%	—	—

	$34	26%	$(15)	(186%)	$(9)	10%	$—	—

  Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank’s deferred tax assets and liabilities are as follows (in thousands):

	November 30		June 30,
	2000	1999	2000	1999
Deferred tax assets:
Net operating loss carryforward	$—	$37	$—	$53
Allowance for possible loan losses	23	1	13	—
Other real estate owned	—	—	—	8
Tax basis of conversion costs in excess of book	14	15	14	—

Total deferred tax assets	37	53	27	61

Deferred tax liabilities:
Bank premises and equipment	—	3	2	8
Allowance for possible loan losses	—	—	—	5

Total deferred tax liabilities	—	3	2	13

Net deferred tax asset	37	50	25	48
Less valuation allowance	—	(35)	—	(48)

	$37	$15	$25	$—

  At November 30, 1999 and June 30, 1999, the Bank had a net operating loss carryforward for federal income tax purposes of approximately $110,000 and $157,000, respectively. At June 30, 1999, management believed that the above indicated valuation allowances were necessary in order to comply with the provisions of SFAS No. 109, as discussed in note 1. Due to the current positive trends in earnings and projections of future earnings, management reduced the allowance to zero during the current year.

  AFFILIATED BANK, FSB

  Included in other assets at November 30, and June 30, 2000 are net deferred tax assets of approximately $37,000 and $25,000, respectively. Included in other liabilities at November 30 and June 30, 2000 are federal income taxes payable of approximately $51,000 and $15,000, respectively.

  10.     Related Party Transactions

  In the ordinary course of business, the Bank has and expects to continue to have transactions including borrowings, with its employees, officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unaffiliated persons. The aggregate amount of such loans was approximately $814,000 and $497,000 at June 30, 2000 and 1999, respectively. During 2000 new loans totaled approximately $326,000 and principal payments totaled approximately $9,000. During the five month period ended November 30, 2000 new loans of approximately $51,000 and repayments of approximately $232,000 decreased the aggregate amount of such loans at November 30, 2000 to approximately $633,000.

  11.      Financial Instruments

  The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its members. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.

  The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The approximate amounts of these financial instruments were as follows (in thousands):

	November 30,	June 30,
	2000	2000	1999
Financial instruments whose contract
amounts represent credit risk:
Commitments to extend variable rate credit	$1,886	$1,029	$1,188
Commitments to extend fixed rate credit	245	250	150
Letters of credit	72	72	—

	$2,203	$1,351	$1,338

  AFFILIATED BANK, FSB

  Commitments to extend fixed rate credit and the related interest rates are as follows (in thousands):

		June 30,
Rate	November 30, 2000	2000	1999
8.3%	$45	$—	$—
8.2%	200	—	—
7.2%	—	250	—
7.1%	—	—	150

	$245	$250	$150

  Commitments to extend variable rate credit are at rates ranging from 9.5% to 11.5% as of November and June 30, 2000 and 7.75% to 9.75% as of June 30, 1999.

  Commitments to extend credit are agreements to lend to a member as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each member’s creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management’s credit evaluation of the borrower.

  Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit.

  Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

  The estimated fair values of the Bank’s financial instruments at November 30, and June 30, 2000 were as follows (in thousands):

	November		June
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks,
and federal funds sold	$299	$299	$1,931	$1,931
Interest bearing deposits	123	123	144	144
Federal Home Loan Bank stock	498	498	483	483
Securities held to maturity	8,143	8,185	8,621	8,602
Loans	18,627	18,615	16,189	16,125
Accrued interest receivable	186	186	148	148
Financial liabilities:
Deposit liabilities	16,822	16,823	16,632	16,651
Accrued interest payable	155	155	156	156
Other borrowings	8,965	8,965	8,977	8,977
Off balance sheet assets:
Commitments to extend credit	—	—	—	—
Standby letters of credit	—	—	—	—

  AFFILIATED BANK, FSB

  12.     Noninterest Expense

  Other noninterest expense amounts are summarized as follows (in thousands):

	For the Five Months Ended November 30		For the Years Ended June 30,
	2000	1999	2000	1999
Service charges and fees	$4	$5	$16	$6
Loan expense	2	1	4	6
Exam and audit expense	5	5	12	7
Regulatory assessments	5	4	8	--
Outsource expense	7	6	18	6
Franchise tax expense	2	3	11	--
Auto allowance	9	3	6	6
Travel	3	5	12	5
Meals and entertainment	3	3	12	13
Writedown of foreclosed real estate	--	--	--	9
Taxes on foreclosed real estate	--	--	--	27
Miscellaneous expense	11	11	25	—

	$51	$46	$124	$85

  13.     Commitments and Contingencies

  The Bank is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position or results of operations of the Bank.

  The Bank is a party to a noncancellable operating lease for office space which expires in February 2001. As of June 20, 2000, in consideration for a minor discount, the Bank prepaid the remaining lease obligation and is recognizing the remaining balance over the remaining term of the lease.

  Net rent expense under operating leases, included in occupancy expenses, was approximately $27,000 for the years ended June 30, 2000 and 1999, and approximately $11,000 for the five months ended November 30, 2000 and 1999, respectively.

  14.     Significant Group Concentrations of Credit Risk

  Most of the Bank’s business activity is with customers located within Texas. Such customers are normally also members of the Bank.

  The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

  The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

  15.     Regulatory Matters

  The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of November 30, and June 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

  AFFILIATED BANK, FSB

  As of November 30, and June 30, 2000, the Bank’s capital ratios exceed those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since November 30, and June 30, 2000 that management believes have changed the Bank’s category.

  A comparison of the Bank’s actual capital amounts and ratios to required capital amounts and ratios is presented in the following table (in thousands):

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(dollars in thousands)		(dollars in thousands)			(dollars in thousands)
As of November 30, 2000
Total Risk-Based
Capital (to Risk-
Weighted assets)	$2,493	13.74%	> $	1,451	>8.0%	>$	1,814	>10.0%
Tier I capital (to Risk-
Weighted assets)	$2,312	12.74%	>$	726	>4.0%	>$	1,089	> 6.0%
Tier I capital (to Adjusted
Total Assets)	$2,312	8.14%	>$	1,135	>4.0%	>$	1,419	> 5.0%
Tangible Capital
(to Adjusted Total
Assets)	$2,312	8.14%	>$	425	>1.5%	>$	710	> 2.5%
As of June 30, 2000
Total Risk-Based
Capital (to Risk-
Weighted assets)	$2,364	14.07%	>$	1,344	>8.0%	>$	1,681	>10.0%
Tier I capital (to Risk-
Weighted assets)	$2,211	13.16%	>$	672	>4.0%	>$	1,008	> 6.0%
Tier I capital (to Adjusted
Total Assets)	$2,211	7.89%	>$	1,121	>4.0%	>$	1,401	> 5.0%
Tangible Capital
(to Adjusted Total
Assets)	$2,211	7.89%	>$	420	>1.5%	>$	701	> 2.5%
As of June 30, 1999
Total Risk-Based
Capital (to Risk-
Weighted assets)	$2,173	20.09%	>$	809	>8.0%	>$	1,011	>10.0%
Tier I capital (to Risk-
Weighted assets)	$2,071	19.14%	>$	404	>4.0%	>$	607	> 6.0%
Tier I capital (to Adjusted
Total Assets)	$2,071	16.61%	>$	500	>4.0%	>$	626	> 5.0%
Tangible Capital
(to Adjusted Total
Assets)	$2,071	16.61%	>$	188	>1.5%	>$	313	> 2.5%

  The following is a reconciliation of equity capital in accordance with Generally Accepted Accounting Principles (GAAP) with tangible capital and total risk based capital (in thousands):

		June 30,
	November 30 2000	2000	1999
GAAP equity capital	$2,312	$2,211	$2,116
Intangible assets (conversion costs)	—	—	(45)

Tangible capital	2,312	2,211	2,071
Allowance for loan losses	181	153	102

Total risk-based capital	$2,493	$2,364	$2,173

  AFFILIATED BANK, FSB

  16.     Subsequent Event

  Adoption of Plan of Conversion

  On January 17, 2001, the Board of Directors of the Bank, subject to regulatory approval and approval by the members of the Bank, adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of a holding company. The conversion is expected to be accomplished through amendment of the Bank’s federal charter and the sale of the holding company’s common stock in an amount equal to the consolidated pro forma market value of the holding company after giving effect to the conversion. A subscription offering of the shares of common stock will be offered initially to the Bank’s eligible deposit account holders, then to other members of the Bank. Any shares of the holding company’s common stock not sold in the subscription offering will be offered for sale to the general public, giving preference to the Bank’s market area.

  The Board of Directors of the holding company intends to adopt various stock option and incentive plans, subject to ratification by the stockholders of the holding company after conversion if such approval is required by any regulatory body having jurisdiction to require such approval. In addition, the Board of Directors is authorized to enter into employment contracts with key employees.

  At the time of conversion, the Bank will establish a liquidation account in an amount equal to its total net worth as of the date of the latest balance sheet appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

  Conversion costs will be deferred and deducted from the proceeds of the shares sold in the conversion. If the conversion is not completed, all costs will be charged to expense. At June 30, 2000, no costs have yet been deferred. At November 30, 2000 approximately $15,000 of costs had been incurred and deferred.

  Impaired Loans

  On April 11, 2001, the Bank was notified that a commercial loan borrower had filed for protection under Chapter 7 of the federal bankruptcy laws. On the date of the bankruptcy filing, the Bank’s loans to the borrower had outstanding balances of $231,050 and was secured by carpet inventory and receivables from large home builders. As a result of the bankruptcy filing, the Bank has reversed accrued interest income of $4,309 and determined to make an addition to its general loan loss reserve of $75,000. The Bank believes that all of the collateral for the loans will be placed under the control of the bankruptcy trustee and that a meeting of creditors will not occur until May 21, 2001. While management has used its best information in establishing loss reserves relative to these assets, there can be no assurance that additional increases to the allowance for loan losses will not be required. Management will continue to evaluate the borrower’s loans, its collateral and the bankruptcy proceeding in determining the Bank’s allowance for loan losses.

  17.     Adoption of Statement of Position 98-5 and Restatement of Financial Statements

  In the years prior to June 30, 2000 the Bank capitalized certain costs related to converting from a federal credit union to a federal mutual savings bank. During the year ended June 30, 2000, the Bank changed its method of accounting for the costs of start-up activities to comply with the requirements of Statement of Position 98-5 “Reporting on the Costs of Start-up Activities.”

  The accompanying financial statements for the year ending June 30, 2000 have been restated to expense the unamortized conversion costs. The effect of the restatement is as follows (in thousands):

Increase (Decrease)
Other assets	$(27)

Retained earnings	$(27)

Other expense	$(5)

Tax expense	$2

Cumulaitve effective of accounting change (net of tax)	$(30)

Net income	$(27)

  In addition, the effect of the adoption of Statement of Accounting Position 98-5 for the periods November 30, 2000 and 1999 is as follows (in thousands):

	Increase (Decrease) 2000	Increase (Decrease) 1999
Other assets	$(25)	$(28)

Retained earnings	$(25)	$(28)

Other expense	$(2)	$(2)

Cumulative effect of accounting change (net of tax)	$—	$(30)

Net income	$2	$(28)

  The June 30, 1999 financial statements have not been restated, and the cumulative effect of the change of $30,000 is shown as a one-time charge to income in the June 30, 2000 income statement.

  PART II

  INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 24. Indemnification of Directors and Officers

         Article 12 of BancAffiliated, Inc.'s Articles of Incorporation provides for indemnification of current and former directors and officers or individuals serving any other entity at the request of BancAffiliated, Inc., to the fullest extent required or permitted under Maryland law. In addition, Article 12 provides for the indemnification of other employees and agents to the extent authorized by the Board of Directors and permitted under Maryland law. Article 12 also provides Affiliated BancAffiliated, Inc. with the authority to purchase insurance for indemnification purposes. The indemnification provisions set forth within Article 12 are non-exclusive in nature, however, BancAffiliated, Inc. shall not be liable for any payment under Article 12 to the extent that said person entitled to be indemnified has actually received payment under any insurance policy, agreement or otherwise of the amounts indemnifiable under Article 12.

         Section 2-418 of the General Corporation Law of the State of Maryland permits a corporation to indemnify a person against judgments, penalties, settlements and reasonable expenses unless it is proven that (1) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with "active and deliberate dishonesty," (2) the person actually received an improper benefit or (3) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful.

         Maryland law provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. Maryland law also provides that a person may not be indemnified in any proceeding alleging improper personal benefit to the person in which the person was found liable on the grounds that personal benefit was improperly received.

         Maryland law further provides that unless otherwise provided in the corporation's Articles of Incorporation, a director or officer (but not an employee or agent) who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. The Articles of Incorporation do not otherwise provide a bar against mandatory indemnification.

         Finally, Section 2-418 of the General Corporation Law also permits expenses incurred by a person in defending a proceeding to be paid by the corporation in advance of the final disposition of the proceeding upon the receipt of an undertaking by the director or officer to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against these expenses. The person seeking indemnification of expenses must affirm in writing that he or she believes in good faith that he or she has met the applicable standard for indemnification of expenses.

  Item 25. Other Expenses of Issuance and Distribution

         Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares.

Counsel fees and expenses	$ 90,000
Accounting fees and expenses	20,000
Appraisal and business plan preparation fees and expenses	25,000
Conversion Agent fees and expenses	10,000
Underwriting fees(1) (including financial advisory fee and expenses)	75,000
Underwriter's counsel fees and expenses	35,000
Printing, postage and mailing	50,000
Registration and Filing Fees	9,900
Blue Sky fees and expenses	5,000
Stock Transfer Agent and Certificates	3,600
Other expenses(1)	11,500
TOTAL	$335,000
  _________________
  (1) Based on maximum of Estimated Valuation Range.

  Item 26. Recent Sales of Unregistered Securities

         The Registrant is newly incorporated, solely for the purpose of acting as the holding company of the Affiliated Bank, pursuant to the Plan of Conversion (filed as Exhibit 2 herein), and no sales of its securities have occurred to date.

  Item 27. Exhibits and Financial Statement Schedules

         See the Exhibit Index filed as part of this Registration Statement.

  Item 28. Undertakings

         The undersigned Registrant hereby undertakes:

         (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i)	Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Bedford, State of Texas, on April 24, 2001.

BANCAFFILIATED, INC. By: /s/ Garry J. Graham Garry J. Graham, President and Chief Executive Officer (Duly Authorized Representative)

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Garry J. Graham his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Garry J. Graham Garry J. Graham President, Chief Executive Officer and Director (Chief Financial and Accounting Officer)	/s/ Donald H. Stone Donald H. Stone Director
April 24, 2001	April 24, 2001
/s/ Kenneth L. Lee Kenneth L. Lee Chairman of the Board
/s/ Harry M. Goddard Harry M. Goddard Director
April 24, 2001	April 24, 2001

/s/ James E. Jennings James E. Jennings Director
/s/ Donna M. Rosiere Donna M. Rosiere Director
April 24, 2001	April 24, 2001
/s/ Kenneth L. Schilling Kenneth L. Schilling Director
/s/ Williams J. Wethington William J. Wethington Director
April 24, 2001	April 24, 2001

  EXHIBIT INDEX

Exhibits:
1.1	Letter Agreement regarding management, marketing and consulting services*
1.2	Form of Agency Agreement*
2	Plan of Conversion*
3.1	Articles of Incorporation of the Holding Company*
3.2	Bylaws of the Holding Company*
3.3	Charter of Bank in stock form*
3.4	Bylaws of Bank in stock form*
4	Form of Stock Certificate of the Holding Company*
5	Opinion of Jenkins & Gilchrist, A Professional Corporation, with Respect to Legality of Stock*
8.1	Opinion of Jenkins & Gilchrist, A Professional Corporation, with respect to Federal income tax consequences of the Stock Conversion*
8.2	Opinion of Payne, Falkner, Smith & Jones, P.C. with respect to Texas franchise tax consequences of the Stock Conversion*
10.1	Form of Employment Agreement*
10.2	Letter Agreement regarding Appraisal Services and Business Plan Preparation*
21	Subsidiaries*
23.1	Consent of Jenkins & Gilchrist, A Professional Corporation*
23.2	Consent of Payne, Falkner, Smith & Jones, P.C.*
23.3	Consent of Ferguson & Company*
24	Power of Attorney (set forth on signature page)
99.1	Appraisal*
99.2	Proxy Statement and form of proxy to be furnished to the Bank's account holders
99.3	Stock Order Form, Order Form Instructions and Certification*
99.4	Question and Answer Brochure*
99.5	Advertising, Training and Community Informational Meeting Materials*
99.6	Letter of Ferguson & Company with respect to Subscription Rights*

  *   Filed Previously.